As filed with the Securities and Exchange Commission on December 31, 2003.

                                                     Registration No.
                                                                     -----------
                                                                       811-07627

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                        Pre-Effective Amendment No. _                      [ ]

                       Post Effective Amendment No. _                      [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                               Amendment No. 1                             [X]


                            ------------------------

                    ACACIA VARIABLE ANNUITY SEPARATE ACCOUNT
                                  (Registrant)

                            ------------------------

                          ACACIA LIFE INSURANCE COMPANY
                                   (Depositor)
                              7315 Wisconsin Avenue
                               Bethesda, Maryland
                                  301-280-1000

                            ------------------------

                              Robert-John H. Sands
         Senior Vice President, Corporate Secretary and General Counsel
                          Acacia Life Insurance Company
                              7315 Wisconsin Avenue
                               Bethesda, Maryland
                                  301-280-1035
                            ------------------------



 Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

    TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                Explanatory Note

Registrant is filing this registration statement to register interests under the Allocator 2000 Variable Annuity Contracts described herein ("Contracts") on Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-03963). Acacia Life Insurance Company ("Acacia Life") became the issuer of the Contracts following the merger of its wholly-owned subsidiary, Acacia National Life Insurance Company, with and into Acacia Life effective as of the close of business on December 31, 2003.. As a result of the merger, Acacia National Variable Annuity Separate Account II will be transferred to Acacia
Life and changed its name to Acacia Variable Annuity Separate Account.

                             ALLOCATOR 2000 ANNUITY
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

PART A
Form N-4       Item                                    Heading in Prospectus

Item 1.        Cover Page..............................Cover Page
Item 2.        Definitions.............................Definitions
Item 3.        Synopsis or Highlights..................Fee Table; Fund Expense Summary; Example
Item 4.        Condensed Financial Information.........Condensed Financial Information; Performance Data
Item 5.        General Description of Registrant,
               Depositor and Portfolio Companies
               a) Depositor............................Acacia Life Insurance Company
               b) Registrant...........................The Separate Account
               c) Portfolio Company....................The Funds
               d) Prospectus...........................The Funds
               e) Voting...............................Voting Rights
               f) Administrator........................N/A
Item 6.        Deductions and Expenses
               a) Deductions...........................Fee Table; Charges and Deductions
               b) Sales Load...........................Fee Table; Withdrawal Charge
               c) Special purchase plans...............Administrative Charges
               d) Commissions..........................Distribution of the Policies
               e) Portfolio company deductions and
               expenses................................The Funds; Fee Table: Fund Expense Summary
               f) Registrant's expenses................N/A
Item 7.        General Description of Variable
               a) Rights...............................The Policy; Distributions Under the Policy; General Provisions; Voting
                                                       Rights
               b) Provisions and limitations...........The Policy; Allocation of Premium; Transfers
               c) Changes in contracts or
               operations..............................Addition, Deletion, or Substitution of Investment;
                                                       The Policy; Voting Rights
               d) Contractowners inquiries.............Acacia Life Insurance Company
Item 8.        Annuity Period
               a) Level of benefits....................Allocation of Premium; Annuity Income Options
               b) Annuity commencement date............Annuity Date
               c) Annuity payments.....................Annuity Income Options
               d)Assumed investment return.............N/A
               e) Minimums.............................Annuity Income Options
               f) Rights to change options or
               transfer investment base................Annuity Income Options
Item 9.        Death Benefit
               a) Death benefit calculation............Death of Annuitant Prior to Annuity Date:
                                                       Death of Owner; Annuity Income Options
               b) Forms of benefits....................Death of Annuitant Prior to Annuity Date:
                                                       Death of Owner; Annuity Income Options
Item 10.       Purchases and Contract Values
               a) Procedures for purchases.............Cover Page; Policy Application and Premium
                                                       Payment; Allocation of Premium
               b) Accumulation unit value..............Accumulation Value
               c) Calculation of accumulation unit
               value...................................Accumulation Value
               d) Principal underwriter................Distribution of the Policies




Item 11.       Redemptions
               a) Redemption procedures................Full and Partial Withdrawals
               b) Texas Optional Retirement
               Program.................................N/A
               c) Delay................................Full and Partial Withdrawals; Deferment of Payment
               d) Lapse................................N/A
               e) Revocation of rights.................Refund Privilege
Item 12.       Taxes
               a) Tax consequences.....................Federal Tax Matters
               b) Qualified plans......................Federal Tax Matters
               c) Impact of taxes......................Taxes
Item 13.       Legal Proceedings.......................Legal Proceedings
Item 14.       Table of Contents for Statement of
               Additional Information..................Statement of Additional Information

PART B
Form N-4       Item....................................Heading in Statement of Additional Information

Item 15.       Cover Page..............................Cover Page
Item 16.       Table of Contents.......................Table of Contents
Item 17.       General Information and History
               a) Name change/Suspended Sales..........N/A
               b) Attribution of Assets................N/A
               c) Control of Depositor.................General Information and History
Item 18.       Services
               a) Fees, expenses and costs.............N/A
               b) Management-related services..........AVLIC
               c) Custodian and independent public
               accountant..............................Safekeeping of Separate Account Assets; Experts
               d) Other custodianship..................N/A
               e) Administrative servicing agent.......N/A
               f) Depositor as principal
               underwriter.............................N/A
Item 19.       Purchase of Securities Being Offered
               a) Manner of Offering...................N/A
               b) Sales load...........................N/A
Item 20.       Underwriters
               a) Depositor or affiliate as principal
               underwriter.............................Distribution of the Policy
               b)continuous offering...................Distribution of the Policy
               c) Underwriting commissions.............Distribution of the Policy
               d) Payments of underwriter..............N/A
Item 21.       Calculation of Performance Data.........Calculation of Performance Data
Item 22.       Annuity Payments........................N/A
Item 23.       Financial Statements
               a) Registrant...........................Financial Statements

PROSPECTUS:  January 1, 2004
ALLOCATOR 2000 ANNUITY SM
Flexible Premium
Deferred Variable Annuity Policy
                                                   Acacia Life Insurance Company
                                        Acacia Variable Annuity Separate Account

This prospectus describes the Policy, especially its Separate Account.
The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. As an annuity, it also provides you with several ways to receive regular income from your investment. A low minimum first year premium of at least $300 is required. Further investment is optional.

         You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:

---------------------------- --------------------------------------------- -----------------------------------------------
                                Series Fund issuing the Subaccount
     Referred to as:                  underlying portfolios:                     Portfolio Advisor
---------------------------- --------------------------------------------- -----------------------------------------------
ALGER                        The Alger American Fund                       Fred Alger Management, Inc.
---------------------------- --------------------------------------------- -----------------------------------------
CALVERT PORTFOLIOS           Calvert Variable Series, Inc. Calvert         Calvert Asset Management Company, Inc.
                             Portfolios                                    (an Ameritas Acacia  affiliate)
                             (an Ameritas Acacia  affiliate)
---------------------------- --------------------------------------------- -----------------------------------------
FIDELITY                     Variable Insurance Products: Service Class 2  Fidelity Management & Research Company
---------------------------- --------------------------------------------- -----------------------------------------
NEUBERGER BERMAN             Neuberger Berman Advisers Management Trust    Neuberger Berman Management Inc.
---------------------------- --------------------------------------------- -----------------------------------------
OPPENHEIMERFUNDS             Oppenheimer Variable Account Funds            Oppenheimer Funds, Inc.
---------------------------- --------------------------------------------- -----------------------------------------
SCUDDER                      Scudder  VIT Funds                            Deutsche Asset Management, Inc.
---------------------------- --------------------------------------------- -----------------------------------------
TEMPLETON (Class 2)          Franklin Templeton Variable Insurance         Templeton Investment Counsel, LLC
                             Products Trust
---------------------------- --------------------------------------------- -----------------------------------------
VAN ECK                      Van Eck Worldwide Insurance Trust             Van Eck Associates
--------------------------------------------------------------------------------------------------------------------

or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

         A Statement of Additional Information and other information about us and the Policy, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (www.sec.gov), or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

           The SEC does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the
                 Policy. Any representation to the contrary is a
                                criminal offense.

          NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE

                   Acacia Life Insurance Company (we, us, our)
            Service Center, P.O. Box 82579, Lincoln, Nebraska 68501.
                       1-888-837-6791. www.acaciagroup.com
                               -------------------

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                         Acacia Life Insurance Company,
                                 Service Center
                                 P.O. Box 82579
                            Lincoln, Nebraska 68501
                                       Or
                                5900 "O" Street
                               Lincoln, Nebraska
                                68510 Telephone:
                                 1-888-837-6791
                              Fax: 1-402-467-6153
                          www.variable.acaciagroup.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Sending Forms, Written Notice and Written Requests in "Good Order." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order". We can only act upon requests that are received in good order.

Remember, the Correct Form is important for us to accurately process your Policy elections and changes. Many can be found on the "on-line services" section of our Web site. Or, call us at our toll-free number and we'll send you the form you need.

Make checks payable to:
"Acacia Life Insurance Company"

TABLE OF CONTENTS                                           Begin on Page

     DEFINED TERMS...............................................3
     POLICY OVERVIEW.............................................4
     FEE TABLES..................................................6
     FINANCIAL INFORMATION.......................................8
     IMPORTANT POLICY PROVISIONS.................................8
         Policy Application and Issuance
         Your Policy Value
         Telephone Transactions
         Death of Annuitant
         Delay of Payments
         Beneficiary
         Minor Owner or Beneficiary
         Policy Changes
         Policy Termination
     INVESTMENT OPTIONS.........................................11
         Separate Account Variable Investment Options
         Fixed Account Fixed Interest Rate Option
         Transfers
         Third-Party Services
         Model Asset Allocation
         Systematic Transfer Programs:
           Dollar Cost Averaging, Portfolio Rebalancing, Interest Sweep
    FEES    ....................................................15
         Surrender Charge
         Mortality and Expense Risk Charge
         Administrative Fees
           Administrative Expense Fee, Annual Policy Fee
         Tax Charges
         Fees Charged by the Portfolios
     POLICY DISTRIBUTIONS.......................................17
         Withdrawals
         Loans
         Death Benefits
         Annuity Income Phase
     TAX MATTERS................................................21
         Taxation of Nonqualified Policies
         Taxation of Qualified Policies
         Possible Tax Law Changes
     MISCELLANEOUS..............................................24
         About Our Company
         Distribution of the Policies
         Voting Rights
         Distribution of Materials
         Advertising
         Legal Proceedings
     APPENDIX A: Variable Investment Option Portfolios..........A:1
     APPENDIX B:  Accumulation Unit Values .....................B:1
     APPENDIX C:  Tax-Qualified Plan Disclosures................C:1
     Thank You.  If You Have Questions,......................Last Page
     Statement of Additional Information Table of Contents...Last Page

DEFINED TERMS

Acacia Life Allocator 2000 Annuity - 8 -Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

Annuity Date is the date annuity income payments are scheduled to begin. This date is identified on the Policy Schedule page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

Business Day is each day that the New York Stock Exchange is open for trading.

Owner, you, your is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Year/Month/Anniversary are measured from respective anniversary dates of the date of issue of this Policy.

Subaccount is a division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

Surrender Value is the Policy value less applicable surrender charge, Policy fee, outstanding loans, and any premium tax charge not previously deducted.

We, Us, Our, Acacia Life - Acacia Life Insurance Company.

Written Notice or Request -- Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at Acacia Life, Service Center, P.O. Box 82579, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6791. Call us if you have questions about what form or information is required.

           This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain
           features described in this prospectus, may not be available in all states.

           If your Policy is issued as part of a qualified plan under the Internal Revenue Code, refer to any plan documents
              and disclosures for information about how some of the
               benefits and rights of the Policy may be affected.

POLICY OVERVIEW

         The following is intended as a summary. Please read each section of this prospectus for additional detail.

         The ALLOCATOR 2000 ANNUITY Policy is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. Associated charges are discussed in this prospectus' CHARGES TABLES and CHARGES sections. You can allocate your premiums among a wide spectrum of Separate Account variable investment options and to a Fixed Account fixed interest rate option. In the Separate Account variable investment options you may gain or lose money on your investment. In the Fixed Account option, we guarantee you will earn a fixed rate of interest. The investment options are described on this prospectus' cover and the INVESTMENT OPTIONS section.

         COMPARISON TO OTHER POLICIES AND INVESTMENTS

         Compared to fixed annuities. The Policy is like a fixed annuity in most ways except for its variable investment features. The Policy is different from fixed-interest annuities in that, to the extent you select Separate Account variable investment options, your Policy value will reflect the investment experience of the selected variable investment options, so you have both the investment risk (including possible loss of principal) and opportunity, not us.

A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis. The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits and guaranteed fees.

         Compared to mutual funds. Although the Separate Account variable investment options' underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy differs from publicly traded mutual fund investments. Unlike publicly traded mutual funds, the Policy has these features:

o    Accumulates capital on a tax-deferred basis.
o A guaranteed minimum return on your investment if you choose a Fixed Account option.
o Can provide annuity payments for the rest of your life or for some other period.
o    Provides a death benefit that could be higher than the value of the Policy.
o Generally defers federal income tax liability on any earnings until you receive a distribution from the Policy.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Automatically reinvests dividends and capital gains distributed by the variable investment options' underlying portfolios and reflects them in the portfolio's value.
o Deducts from Policy value charges for insurance benefits not available with direct mutual fund investments.
o Withdrawals before age 59 1/2 generally are subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although taxation of them is deferred until such earnings are distributed. Taxable earnings are considered to be paid out first followed by the return of your premiums.
o    Withdrawals can result in a surrender charge.
o You have a short time period to review your Policy and cancel it for a return of premium paid. The terms of this "right to examine" period vary by state (see the cover of your Policy).
o We, not you, own the shares of the variable investment option's underlying portfolios. You have interests in the Separate Account Subaccounts that invest in the underlying portfolios that you select.

         TAX-QUALIFIED PLANS

         The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or SIMPLE IRA, Tax Sheltered Annuity ("TSA" or "403(b) annuity"), etc. This Prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX C to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

         POLICY OPERATION & FEATURES

Premiums.
o    Minimum first year premium: $300.
o    Minimum additional premium: $30.
o No additional premiums will be accepted after the earlier of the Annuity Date or the Annuitant's 75th birthday without our approval. Only the initial single premium can be paid if the Annuitant is older than age 75 at Policy issue.

Investment Options.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer among investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

Deductions from Assets.
(See CHARGES TABLES on next pages.)

Deductions from entire Policy value:
o Generally, premium taxes, if any. (Some states levy this tax when premium is paid.)
o    Policy fee, if any.
o    Surrender charge, if any.

Deductions from Separate Account assets only:
o    Mortality and expense risk charge.
o    Administrative expense charge.
o    Underlying portfolio investment advisory fees and operating expenses.

Withdrawals.
o Surrender charges apply to withdrawals under the base Policy. After a premium is received, surrender charges apply for 5 years.
o    Each withdrawal must be at least $100.

                      -----------------
                          Premiums
                      -----------------
---------------------------------------------------------
             Acacia Life Insurance Company
---------------------------------------------------------
                   Investment Options
-------------- -- ---------------------------------------
Fixed Account
                         Acacia Variable Annuity
                             Separate Account
Policy Value
 receives a            Variable Investment Options
 guaranteed       Policy value may vary daily depending
    fixed           upon the investment performance of
  interest              the underlying portfolios.
    rate.
-------------- -- ---------------------------------------
                             The Subaccounts
-------------- -- ------------ ------------- ------------
                       A            B           Etc.
-------------- -- ------------ ------------- ------------
                  Underlying    Underlying      Etc.
                  Portfolio A  Portfolio B
--------------    ------------ ------------- ------------
            Charges (Deductions from Assets)
-------------------    ---------------    ---------------
   Withdrawals             Death             Annuity
                          Benefit         Income Options
-------------------    ---------------    ---------------

Annuity Income.
o    Several fixed annuity income options are available.

Death Benefit.
o A standard death benefit is paid upon the death of the Owner unless the guaranteed minimum death benefit is payable.

         POLICY PHASES

         The Policy is a deferred annuity: it has an accumulation (or deferral) phase and an annuity income phase.

         Accumulation Phase. During the accumulation phase, any earnings that you leave in the Policy are not taxed. During this phase you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers (especially to transfers out of the Fixed Account). Withdrawals may be subject to a surrender charge, income tax and a penalty tax.

         Annuity Income Phase. The accumulation phase ends and the annuity income phase begins on the earlier of a date you select or the first day of the month following the annuitant's 90th birthday. During the annuity income phase, we will make periodic payments to the annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for the annuitant's entire life or for some other period. Some or all of each payment will be taxable.

FEE TABLES

         The following charts show the fees that may affect your Policy value. The fees shown do not reflect any premium tax that may apply.

------------------------------------------------------------------------------------- --------------------------------
                                                                                        Guaranteed Maximum Fee
----------------------------------------------------------------------------------------------------------------------
TRANSACTION FEES
----------------------------------------------------------------------------------------------------------------------
SURRENDER CHARGE
                                                     -------------------------------- --------------------------------
    5-Year Surrender Charge                          Years since receipt of premium
         (the surrender charge is deducted as a %                  1-3                              8%
          of each premium withdrawn                                 4                               6%
                                                                    5                               4%
                                                                    6+                              0%
----------------------------------------------------------------------------------------------------------------------
ANNUAL POLICY FEE     (Waived if Policy value is at least $50,000.)
----------------------------------------------------------------------------------------------------------------------

    ANNUAL POLICY FEE                                                                             $42
----------------------------------------------------------------------------------------------------------------------

SEPARATE ACCOUNT ANNUAL EXPENSES
      (deducted daily from assets allocated to the Separate Account to equal the annual % shown)
------------------------------------------------------------------------------------- --------------------------------

    MORTALITY & EXPENSE RISK CHARGE
    *(Beginning in the 16th Policy Year, this charge decreases by 0.05% annually
     until it reaches 0.50% annually in Policy Year 30; the rate remains level at                1.25% *
     0.50% annually thereafter.)
------------------------------------------------------------------------------------- --------------------------------
    ADMINISTRATIVE EXPENSE FEE                                                                   0.10%
------------------------------------------------------------------------------------- --------------------------------

       PORTFOLIO COMPANY OPERATING EXPENSES

     The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before any waivers or reductions, that you may pay periodically during the time that you own the contract. The table below shows additional information for each portfolio company. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

--------------------------------------------------------------------------- -------------------- -------------------
TOTAL ANNUAL PORTFOLIO COMPANY OERATING EXPENSES
   Expenses that are deducted from portfolio company assets, including
   management fees,distribution and/or service (12b-1) fees,and other               Minimum            Maximum
   expenses
--------------------------------------------------------------------------- -------------------- -------------------
Before any Waivers and Reductions                                                  0.32% (1)             1.23% (2)
--------------------------------------------------------------------------- -------------------- -------------------
After any Waivers and Reductions (explained in the footnotes to this               0.30% (1)             1.23% (2)
table)
--------------------------------------------------------------------------- -------------------- -------------------

(1) Scudder VIT Equity 500 Index Fund. The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the funds, to the extent necessary, to 0.30% of average daily net assets until April 30, 2005.

(2) Van Eck Worldwide Hard Assets Fund.

---------------------------------------------------------------------------- -------------------- --------------------
                                                                              Total                 Total after
Subaccount's underlying                    Management   12b-1     Other      Fund    Waivers and   Waivers and
Portfolio Name                                Fees      Fees      Fees       Fees    Restrictions  Reductions, if any
---------------------------------------------------------------------------- -------------------- --------------------
ALGER
o        Alger American Growth               0.75%       -        0.10%      0.85%        -              0.85%
o        Alger American MidCap               0.80%       -        0.13%      0.93%        -              0.93%
o        Alger American Small Capitalization 0.85%       -        0.12%      0.97%        -              0.97%
CALVERT PORTFOLIOS (1)
o        CVS Social Balanced                 0.70%       -        0.21%      0.91%        -              0.91%
o        CVS Social Money Market             0.50%       -        0.24%      0.74%        -              0.74% (1)
FIDELITY (Service Class 2)
o        VIP Equity-Income                   0.48%    0.25%       0.12%      0.85%        -              0.84%
NEUBERGER BERMAN
o        AMT Growth                          0.85%       -        0.11%      0.96%        -              0.96%
o        AMT Limited Maturity Bond           0.65%       -        0.11%      0.76%        -              0.76%
o        AMT Partners                        0.83%       -        0.08%      0.91%        -              0.91%
                                      -6-

---------------------------------------------------------------------------- -------------------- --------------------
                                                                              Total                 Total after
Subaccount's underlying                    Management   12b-1     Other      Fund    Waivers and   Waivers and
Portfolio Name                                Fees      Fees      Fees       Fees    Restrictions  Reductions, if any
---------------------------------------------------------------------------- -------------------- --------------------
OPPENHEIMERFUNDS
o        Aggressive Growth /VA               0.67%       -        0.01%      0.68%        -              0.68%
o        Capital Appreciation /VA            0.65%       -        0.01%      0.66%        -              0.66%
o        High Income /VA                     0.74%       -        0.03%      0.77%        -              0.77%
o        Main Street /VA                     0.68%       -        0.01%      0.69%        -              0.69%
o        Strategic Bond /VA                  0.74%       -        0.05%      0.79%        -              0.79%
SCUDDER (2)
o        VIT EAFE(R)Equity Index             0.45%       -        0.47%      0.92%      0.27%            0.65%
o        VIT Equity 500 Index                0.20%       -        0.12%      0.32%      0.02%            0.30%
o        VIT Small Cap Index                 0.35%       -        0.26%      0.61%      0.16%            0.45%
TEMPLETON (Class 2) (3)
o        Foreign Securities                  0.70%     0.25%      0.20%      1.15%      0.02%(4)         1.12%
VAN ECK
o        Worldwide Hard Assets               1.00%       -        0.23%      1.23%        -              1.23%
-------------------------------------------------------------------------------------------------------------------

(1) "Total Fees" reflect an indirect fee and fees before waivers. Indirect fees result from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the portfolio's expenses. Net operating expenses after reductions for fees paid indirectly and fee waivers would be 0.70% for the CVS Social Money Market Portfolio.

(2) The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the funds, to the extent necessary, to the respective limits of average daily net assets (shown in the column "Total after waivers and reimbursements if any") until April 30, 2005.

(3) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(4) The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund for cash management. This reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission.

         EXAMPLES OF EXPENSES

         The Examples below are intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy owner transaction expenses, contract charges, separate account annual expenses, and Subaccount underlying portfolio fees and expenses.

         The Examples assume that you invest $10,000 in the Policy for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the underlying portfolio and Policy fees and expenses indicated. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be higher or lower than those shown in the chart.

                     -----------------------------------------------------------------------------------------------
                      Surrender Policy at the end of    Annuitize Policy at the end   Policy is neither surrendered
                          the time period. ($)             of the time period. ($)          nor annuitized. ($)
                     -----------------------------------------------------------------------------------------------
 EXAMPLE              1 Yr    3 Yr    5 Yr    10 Yr   1 Yr    3 Yr    5 Yr    10 Yr   1 Yr   3 Yr    5 Yr    10 Yr
 -------------------------------------------------------------------------------------------------------------------
 Maximum              $110    $172    $195    $325    $110    $92     $155    $325    $30    $92     $155    $325
 Policy Expenses (1)
 -------------------------------------------------------------------------------------------------------------------
 Minimum              $101    $144    $148    $231    $101     $64    $108    $231    $21     $64    $108    $231
 Policy Expenses (2)
 -------------------------------------------------------------------------------------------------------------------

(1) Maximum Policy Expense Charges. This example assumes maximum charges of 1.35% for Separate Account annual expenses, a $42 guaranteed maximum Policy fee, plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies.

(2) Minimum Policy Expense Charges. This example assumes current charges of 1.35% for Separate Account annual expenses, a $42 current Policy fee, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies.

FINANCIAL INFORMATION

         We provide Accumulation Unit value history for each of the Separate Account variable investment options in APPENDIX B. This history is for coverage under the predecessor carrier for the periods reported.

         Financial statements of our company and of the Subaccounts of the Separate Account are included in the Statement of Additional Information. To learn how to get a copy, see the front or back page of this prospectus.

IMPORTANT POLICY PROVISIONS

         The ALLOCATOR 2000 ANNUITY Policy is a flexible premium deferred variable annuity policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Policy will pay a death benefit to your beneficiary. Many key rights and benefits under the Policy are summarized in this prospectus; however, you must refer to the Policy itself for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

         POLICY APPLICATION AND ISSUANCE

         To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the Annuitant are age 0 through 85, rounded to the nearest birthday. We reserve the right to reject any application or premium for any reason.

      Replacing an existing annuity policy is not always your best choice.
                      Evaluate any replacement carefully.

         If your application is in good order upon receipt, we will credit your initial net premium to the Policy value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or the date we receive your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

         The Policy Date is the date two days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month. (This does not affect how premium is credited; see the paragraph above.)

         You can purchase a tax-qualified Policy as part of Section 401(a) pension or profit-sharing plans, or IRA, Roth IRA, SIMPLE IRA, SEP, and Section 457 deferred compensation plans, subject to certain limitations. See this prospectus' TAX MATTERS section for details. Call us to see if the Policy may be issued as part of other kinds of plans or arrangements.

o        Application in Good Order

         All application questions must be answered, but particularly note these requirements:
          o The Owner's and the annuitant's full name, Social Security number, and date of birth must be included.
          o Your premium allocations must be completed in whole percentages, and total 100%.
          o    First year premium must meet minimum premium requirements.
          o Your signature and your agent's signature must be on the application.
          o Identify the type of plan, whether it is nonqualified or, if it is qualified, state the type of qualified plan.
          o    City, state and date application was signed must be completed.
          o    If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
          o    Your agent must be both properly licensed and appointed with us.

o        Premium Requirements
         Your premium checks should be made payable to "Acacia Life Insurance Company." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same Annuitant may not exceed $1 million without our consent.

         Initial Premium
          o Must be $300 or part of a plan to achieve first year total premium of at least $300. Additional premium is optional. We have the right to change these premium requirements.
          o If you or the Annuitant is age 75 or older at Policy issue, must be at least $300, and is the only premium you can make (no additional premiums are allowed).

         Additional Premiums
          o Must be at least $30. We have the right to change these premium requirements.
          o Will not be accepted, without our approval, on or after the later of (i) the Policy Anniversary following your or the annuitant's 75th birthday or (ii) the Annuity Date.

o        Allocating Your Premiums
         You may allocate your premiums among the variable investment options and the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation.
          o    Allocations must be in whole percentages, and total 100%.
          o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
          o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's "right to examine" period may be subject to special requirements.

         "Right to Examine" Period Allocations
         Return of Value State. In states that permit us to refund your Policy value upon your cancellation of the Policy during the "right to examine" period, we will allocate your initial premium to your selected variable investment options on the date of issue of the Policy.

         Return of Premium States and IRA plan Policies. In states that require us to refund at least your full premium upon your cancellation of the Policy during the "right to examine" period and for all IRA plan policies, we will hold the portion of your initial premium allocated to the Separate Account in the Calvert Social Money Market Subaccount for 13 days. Then, we will invest your initial premium in the variable investment options pursuant to your application instruction. (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, at the end of the "right to examine" period, you decide to cancel your Policy, we will refund the greater of the Policy value or premiums paid.

         YOUR POLICY VALUE

         On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account options) as well as the deductions for charges under the Policy.

o        Separate Account Value
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

          (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
          (b)  the daily administrative expense fee; minus

          (c) the daily mortality and expense risk charge; and this result divided by
          (d) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

         When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

o        Fixed Account Value
         The Policy value of the Fixed Account on any Business Day equals:
          (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
          (b) any net premiums credited since the end of the previous Policy month; plus
          (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
          (d)  any transfers and transfer fee from the Fixed Account to the
               Subaccounts since the end of the previous Policy month; minus
          (e)  any partial withdrawal and surrender charge taken from the Fixed
               Account since the end of the previous Policy month; minus
          (f)  the Fixed Account's share of the annual Policy fee on the Policy
               Anniversary; minus
          (g) the Fixed Account's share of the charges for any optional features; plus (h) interest credited on the Fixed Account balance.

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
o    Transfers among investment options.
o    Establish systematic transfer programs.
o    Change of premium allocations.

How to Authorize Telephone Transactions
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o    Calls will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

         DEATH OF ANNUITANT

         Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Policy's applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Policy and to name an annuitant and different beneficiaries.

         DELAY OF PAYMENTS

         We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         We may defer payments of full surrender or partial withdrawals from the Fixed Account for up to 6 months from the date we receive your Written Notice.

         BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

         If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

         MINOR OWNER OR BENEFICIARY

         A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most states parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

         POLICY CHANGES

         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this Prospectus' first two pages and last page.

         POLICY TERMINATION

         We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY
DISTRIBUTIONS: Withdrawals section for more information.

         If you have paid no premiums during the previous 24-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Policy value is less than $2,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Policy value to maturity, would be less than $20 per month. We will not impose a surrender charge on involuntary terminations.

INVESTMENT OPTIONS

         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

         You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in Appendix A to this prospectus.

  SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see Appendix A)

         The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

         The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Acacia Life. The Separate Account was established as a separate investment account of Acacia National Life Insurance Company under District of Columbia law on May 10, 1996. Under District of Columbia law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

         The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. They are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
         Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
         You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

                 You bear the risk that the variable investment
                    options you select may fail to meet their
                  objectives, that they could go down in value,
                       and that you could lose principal.

         Each Subaccount's underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

o        Adding, Deleting, or Substituting Variable Investment Options
         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change.

         New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Calvert Social Money Market Subaccount.

         If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

FIXED ACCOUNT FIXED INTEREST RATE OPTION

         There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 4% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation, nor is the general account registered as an investment company with the SEC. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

         TRANSFERS

         The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

         Transfer Rules:

          o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.
          o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available. Transfer requests by facsimile, telephone, or Internet must be sent to us by 3:00 p.m. Central Time for same-day processing. Requests received later are processed on the next trading day. Fax requests must be sent to us at 402-467-7923. If requests are faxed elsewhere, we will process them as of the day they are received by our trading unit.
          o The transferred amount must be at least $50, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $50 in a Subaccount or in the Fixed Account, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $50 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be delayed up to six months;
               - is limited during any Policy Year to all Fixed Account interest accrued since the last Policy Anniversary, plus 10% of:
                    -    Fixed Account value as of the last Policy Anniversary;
                         plus
                    - Deposits and transfers made into the Fixed Account since the last Policy Anniversary; minus
                    - Partial withdrawals from the Fixed Account since the last Policy Anniversary.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
          o If the Policy value in any Subaccount falls below $50, we may transfer the remaining balance, without charge, to the Calvert Social Money Market Subaccount.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Policy.

         Model Asset Allocation Program

         We may offer a Model Asset Allocation program that is designed to match your risk tolerance and investment objectives with a model Subaccount percentage allocation formula. You cannot select the Model Asset Allocation program and the systematic transfer Dollar Cost Averaging program at the same time.

         SYSTEMATIC TRANSFER PROGRAMS

         We offer several systematic transfer programs. We reserve the right to alter, assess a charge, or terminate these programs upon thirty days advance written notice.

o        Dollar Cost Averaging
         The Dollar Cost Averaging program allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Calvert Social Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time. Dollar Cost Averaging programs are intended to limit loss and result in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that any such program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

         Dollar Cost Averaging Program Rules:
          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
          o    Automatic transfers can only occur monthly.
          o The minimum transfer amount out of the Calvert Social Money Market Subaccount or the Fixed Account is the lesser of $50 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
          o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy month anniversary following the date the Policy's "right to examine" period ends.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Calvert Social Money Market Subaccount or the Fixed Account is less than $100.
          o Dollar Cost Averaging is not available with the Model Portfolio Asset Allocation program or when Automatic Rebalancing is elected.

o        Portfolio Rebalancing

         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o    The Fixed Account is excluded from this program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.
          o Portfolio Rebalancing occurs automatically with the Model Portfolio Asset Allocation program.

o        Interest Sweep
         The Interest Sweep program allows you to sweep earnings from your Subaccounts to be rebalanced among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Interest Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Interest Sweep Program Rules:
          o    There is no additional charge for the Interest Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Interest Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have your earnings sweep quarterly, semi-annually or annually.

CHARGES

         The following adds to information provided in the CHARGES TABLES section. Please review both prospectus sections for information on charges.

         SURRENDER CHARGE

         We will deduct a surrender charge from Policy value upon a full surrender or partial withdrawal, and also from any Policy value paid out due to the Owner's death while surrender charges apply. We may also deduct a surrender charge from Policy value on the date annuity income payments begin from amounts applied to provide annuity payments. We do not assess a surrender charge on premiums after the second year since receipt that are applied to the Life or Joint and Last Survivor annuity income options. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.

         The amount of a partial withdrawal you request plus any surrender charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" basis). All premiums are deemed to be withdrawn before any earnings.

o        Free Withdrawal Amount
         You may, prior to the earlier of the Annuity Date or your death, withdraw up to the following Policy value from your Policy without incurring a surrender charge:
          (a) 100% of earnings since the last Policy Anniversary (from both the Separate Account and Fixed Account); plus
          (b) 10% of Policy value as of the last Policy Anniversary, plus 10% of deposits and minus 10% of withdrawals since the last Policy Anniversary; minus
          (c)  applicable premium tax and income tax withholding.

o        Waiver of Surrender Charge
         We will waive the surrender charges upon full surrender or partial withdrawals in the following situation:
         Nursing Home Waiver. Any full surrender or partial withdrawal made pursuant to your confinement, upon the recommendation of a licensed physician for medically necessary reasons, to the following facilities for 30 or more consecutive days: (a) a hospital licensed or recognized as a general hospital by the state in which it is located; (b) a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; (c) a Medicare certified hospital; (d) a state licensed skilled nursing facility, intermediate care facility or residential care facility providing continuous 24 hours a day nursing care and maintaining daily medical records. (A residential care facility must provide nursing care under supervision of a registered nurse by having a registered nurse on duty 24 hours a day.); or (d) a Medicare certified long-term care facility. This waiver only applies to full surrender or partial withdrawals requested no later than 91 days after the last day of confinement to such facility. Proof of confinement must be provided. This waiver is not available if any Owner is confined to any of these facilities on the date of issue of the Policy. We will not accept any additional premium once this waiver is elected.

         MORTALITY AND EXPENSE RISK CHARGE

         We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is reflected in the Accumulation Unit values for each Subaccount.

         Our mortality risk arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an Annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will greater than the Policy value.

         Our expense risk is that our costs to administer your Policy will exceed the amount we collect through administrative charges.

         If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the surrender charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

         ADMINISTRATIVE FEES

         Administrative fees help us cover our cost to administer your Policy.

         Administrative Expense Fee
         This fee is equal to an annual rate of the value of the net assets in the Separate Account. This fee is reflected in the Accumulation Unit values for each Subaccount.

         Annual Policy Fee
         The Policy Fee is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units and making deductions from the Fixed Account. It is deducted from each Subaccount and the Fixed Account in the same proportion that the value in each Subaccount or the Fixed Account bears to the total Policy value. We currently waive any Policy Fee if the Policy value is at least $50,000.

         TAX CHARGES

         Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. Presently, we deduct the charge for the tax in those states with a tax either (a) from premiums as they are received, or (b) upon applying proceeds to an annuity income option.

         No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account.

         FEES CHARGED BY THE PORTFOLIOS

         Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' CHARGES TABLES section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

WAIVER OF CERTAIN FEES

         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and surrender charges.

         Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any fees may be subject to state approval.

POLICY DISTRIBUTIONS

         There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties and surrender charges may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit (including, for an additional charge, an optional feature guaranteed minimum death benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

         WITHDRAWALS

         You may withdraw, by Written Notice, all or part of your Policy's Surrender Value prior to the Annuity Date. Amounts withdrawn, except for any Free Withdrawal Amount or withdrawals subject to waiver of surrender charges (defined in the CHARGES: SURRENDER CHARGE section), are subject to a surrender charge. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

Withdrawals may be subject to:
       -   Income Tax
       -   Penalty Tax
       -   Surrender Charge
Even so called "free" withdrawals may be subject to the tax charges.

         For purposes of the withdrawal charge, earnings are deemed to be withdrawn before any premium; this means that there may be no surrender charge if the amount of the withdrawal is less than or equal to Policy earnings plus premiums received at least 6 years prior to the withdrawal and not considered having been previously withdrawn. Of premium considered withdrawn, the oldest premium is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a "first-in, first-out" procedure). (This is different than taxation order, which generally considers the last premium withdrawn first - a "last-in, first-out" procedure.)

         Withdrawal Rules
          o We will accept a withdrawal request signed by you on our form of Written Notice by mail or facsimile.
          o A request for a systematic withdrawal plan must specify a date for the first payment, which must be the 1st through 28th day of the month.
          o    Minimum withdrawal is $100.
          o We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy.
          o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Policy value from any Fixed Account option. If you do not specify which investment option(s) from which to take the withdrawal, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
          o The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because we deduct any charges owed but not yet paid (including surrender charges), a premium tax charge may apply to withdrawals, and because you bear the investment risk for all amounts you allocate to the Separate Account.
          o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

         Acacia Life and the Separate Account will allow facsimile request forms and signatures to be used for the purpose of a "Written Notice" authorizing withdrawals from your Policy. You may complete and execute a withdrawal form and send it to our Service Center fax number, 402-467-6153. We offer this method of withdrawal as a service to meet your needs when turnaround time is critical. However, by not requiring an original signature there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.

o        Systematic Withdrawal Plan
         The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax advisor before requesting this plan.

         LOANS (403b and 401k PLANS ONLY)

         Loans are only available if your Policy is a Tax Sheltered Annuity (sometimes called a "TSA" or "403(b) plan") or issued as part of a 401k plan under federal tax law. We do not charge any loan fee. These Owners can take loans from the Policy value beginning one year after the Policy is issued up to the Annuity Date, and cannot take out more than one loan each Policy year. Loans are subject to the terms of the Policy, the plan, and federal tax law. We reserve the right to modify the terms of a loan to comply with changes in applicable law, or to reject any loan request if we believe it may violate the terms of the plan or applicable law. (We are not responsible for compliance of a loan request with plan requirements.)

         Minimum and Maximum Loan Amounts
         Minimum - $1,000. Each loan must individually satisfy this minimum amount.
         Maximum - We will calculate the maximum nontaxable loan amount based upon information provided by the plan participant or the employer. Loans may be taxable if a participant has additional loans from other plans. For TSA policies, the total of all your outstanding TSA loans must not exceed the lesser of (i) $50,000 reduced by the highest outstanding balance owned during the previous 12 months, or (ii) 50% of your Policy value.

         How Loans are Processed
         We will accept a loan request signed by you on our form of Written Notice by mail or facsimile. All loans are made from our general account. We transfer Policy value to our general account as security for the loan. The transfer is made in proportion to assets in and among the Subaccounts and in the Fixed Account, unless you give us different allocation instructions. No withdrawal charge is levied upon Policy value transfers related to loan processing. We are usually able to process a loan request within 7 Business Days.

         Loan Interest
         Interest rate charged on loan balance: current and guaranteed maximum 6% effective annual rate; guaranteed maximum rate is 8%.
         Interest rate credited to Policy value that is collateral for the loan: current and guaranteed maximum 4% effective annual rate.
         Specific loan terms are disclosed at the time of loan application or issuance.

         Loan Repayment
         Loans must be repaid pursuant to the requirements of the Internal Revenue Code and the qualified plan under which they were issued. Loan repayments must be identified as such; if they are not, we will treat them as additional premium payments and they will not reduce the outstanding loan. Loan repayments must be substantially level and made at least quarterly. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Repayments are allocated to the Subaccounts and Fixed Account pursuant to your then current investment option allocation instructions. Any repayment due under the loan that is unpaid for 90 days will cause the loan balance to become immediately due without notice. The loan will then be treated as a deemed Policy distribution and reported as income to be taxed to the Owner.

         Policy Distributions, including Annuity Income Payments
         While a loan is outstanding, any Policy distributions made, including annuity income payments, will be reduced by the amount of the outstanding loan plus accrued interest.

         Transferring the Policy
         We reserve the right to restrict any transfer of the Policy while a loan is outstanding.

         DEATH BENEFITS

         We will pay the death benefit after we receive Due Proof of Death of an Owner's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

A death benefit is payable upon:
       -   Your Policy being in force;
       -   Receipt of Due Proof of Death of the first Owner to die;
       -   Election of an annuity income option; and
       -   Proof that the Owner died before any annuity payments begin.
"Due Proof of Death" is a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

         If an Owner of the Policy is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. A change in the primary annuitant will be treated as the death of an Owner.

         If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

         If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.

         If your spouse is the Policy beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS Required Distribution Upon Owner's Death section below.

         We will deduct any applicable premium tax not previously deducted from the death benefit payable.

o        Standard Death Benefit
         Upon any Owner's death before the Annuity Date, the Policy will end, and we will pay a death benefit to your beneficiary. The death benefit for the first five Policy Years equals the larger of:
          - your Policy value (without deduction of the surrender charge) on the later of the date we receive Due Proof of Death or an annuity payout option election less any charge for applicable premium taxes; or
          - the sum of net premiums, less partial withdrawals (including surrender charges).

         Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

o        Guaranteed Minimum Death Benefit
         Beginning on the fifth Policy Anniversary, a Guaranteed Minimum Death Benefit ("GMDB") is payable instead of the Standard Death Benefit, if all Owners were age 75 or less on the Policy issue date.

         On the fifth Policy Anniversary the GMDB is the greater of the two values expressed in the Standard Death Benefit as of that Policy Anniversary. Thereafter, the GMDB is reset each succeeding fifth Policy Anniversary (the 10th, 15th, 20th Policy Anniversaries, etc.) to be the greatest of the two values expressed in the Standard Death Benefit as of that Policy Anniversary or the current GMDB.

o        IRS Required Distribution Upon Death of Owner
Federal law requires that if your Policy is tax non-qualified and you die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The Statement of Additional Information has a more detailed description of these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' Appendix C.

o        Table Illustrating Benefits Upon Death
         The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax advisor for advice. You may contact us for more information.

                    If death occurs before the Annuity Date:
If the deceased is...  and...                    and...                then the...
---------------------- ------------------------- --------------------- ---------------------------------------------
any Policy Owner       - - -                     - - -                 Policy beneficiary receives the death
                                                                       benefit.
---------------------- ------------------------- --------------------- ---------------------------------------------
any Policy Owner       there is no surviving     the beneficiary is    surviving spouse may elect to become the
                       joint Policy Owner or     the Policy Owner's    Policy Owner and continue the Policy, or
                       it is the deceased        surviving spouse      may have the Policy end and receive the
                       Owner's spouse                                  death benefit
---------------------- ------------------------- --------------------- ---------------------------------------------
the annuitant          a Policy Owner is living  there is no named     the Policy continues with the Policy Owner
                                                 contingent or joint   as the Policy annuitant unless the Owner
                                                 annuitant             names a new annuitant.
---------------------- ------------------------- --------------------- ---------------------------------------------
the annuitant          the Policy Owner is a     - - -                 the annuitant's death is treated as a
                       non-person                                      Policy Owner's death.
---------------------- ------------------------- --------------------- ---------------------------------------------
an annuitant           a Policy Owner is living  the contingent or     contingent annuitant becomes the annuitant,
                                                 joint annuitant is    and the Policy continues.
                                                 living
---------------------- ------------------------- --------------------- ---------------------------------------------

                  If death occurs on or after the Annuity Date:
---------------------- ---------------- ----------------------------------------------------------------------------
If the deceased is...  and...           then the...
---------------------- ---------------- ----------------------------------------------------------------------------
any Policy Owner       there is a       surviving Policy Owner remains as Owner for purposes of distributing any
                       living joint     remaining Policy proceeds pursuant to the annuity income option then in
                       Owner, and       effect.  If the annuity benefit payee was the deceased Policy Owner, the
                       the annuitant    surviving Owner received the proceeds.  If the payee is other than the
                       is living        deceased Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------- ---------------- ----------------------------------------------------------------------------
any Policy Owner       there is no      Policy beneficiary becomes the Policy Owner for purposes of distributing any surviving joint  remaining Policy proceeds pursuant to the annuity income option then in
                       Owner, and the   effect.  If the annuity benefit payee was the Owner, then the Policy
                       annuitant is     beneficiary receives the proceeds.  If the payee is other than  the Owner,
                       living           proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------- ---------------- ----------------------------------------------------------------------------
any Policy annuitant   any Policy       Policy Owner (or other named payee) receives distribution of any remaining
                       Owner is living  Policy proceeds pursuant to the annuity income option then in effect.
---------------------- ---------------- ----------------------------------------------------------------------------
the annuitant          the annuitant    Policy beneficiary becomes the Policy Owner for purposes of distributing
                       is also the      any remaining Policy proceeds pursuant to the annuity income option then
                       Policy Owner     in effect.  If the annuity benefit payee was the Owner, then the Policy beneficiary receives the proceeds. If the payee is other than the Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------- ---------------- ----------------------------------------------------------------------------

         ANNUITY INCOME PHASE

         A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Policy value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Surrender Value may be placed under one or more annuity income options.

Annuity payments:
       - require investments to be allocated to our general account, so are not variable.
       -   may be subject to a surrender charge.
       -   may be taxable and, if premature, subject to a tax penalty.

         Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

         Payments under the annuity income options are fixed annuity payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income options. Current immediate annuity rates for option 5 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table "a" Individual Annuity Table projected 17 years, and an interest rate which is guaranteed to yield 3% on an annual basis. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o        When Annuity Income Payments Begin
         You may select the Annuity Date by completing an election form that you can request from us at any time. This date will be the earlier of the date you select or the first day of the month following the annuitant's 90th birthday. Tax-qualified Policies may require an earlier Annuity Date. You may change this date to any other date earlier than the annuitant's 90th birthday by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

o        Selecting an Annuity Income Option
         You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will pay the Policy's Surrender Value in a single lump sum.

The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.

         If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

o        Annuity Income Options
         Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options 1, 2, 3 or 4 to option 5 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

         Note: Unless you elect an annuity income option with a guaranteed period or option 1, it is possible that only one annuity payment would be made under the annuity option if the annuitant dies before the due date of the second annuity payment, only two annuity payments would be made if the annuitant died before the due date of the third annuity payment, etc.

         Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)

         We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

         The annuity income options are:
(1) Interest for Life. We pay interest on the amount retained for the Annuitant's lifetime, then pay the principal amount to the Beneficiary or as otherwise agreed.
(2) Interest for a Fixed Period. We pay interest on the amount retained for a fixed period not exceeding 30 years, then pay the principal amount to you or as otherwise agreed.
(3) Payments for a Fixed Period. Proceeds are paid in monthly installments for the specified period chosen not exceeding 30 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.
(4) Payments for a Fixed Amount. Proceeds are paid in monthly installments of a specified amount of at least 5% annually of the amount retained until proceeds are paid in full.
(5) Life Income. Proceeds are paid as monthly income for the guaranteed period elected and then for the lifetime of a person you designate. A table in the Policy illustrates details.

TAX MATTERS

         The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax consideration relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

         When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest money (generally on a pre-tax basis) in an annuity as part of a pension or retirement plan that is subject to requirements and may have additional benefits under the Internal Revenue Code beyond those generally applicable to annuities (e.g., "qualified plan" such as IRAs, TSAs, and the like), your contract is called a "Qualified Policy." Other annuities, in which already taxed money is invested (other than as part of a qualified plan which can accept after-tax deposits), are referred to as a "Nonqualified Policy." The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan.

         TAXATION OF NONQUALIFIED POLICIES

         If a non-natural person (e.g., a corporation or a trust) owns a Nonqualified Policy, the taxpayer generally must include in income any increase in the excess of the Policy value over the investment in the Policy (generally, the premiums paid for the Policy) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

         The following discussion generally applies to Policies owned by natural persons.

o Withdrawals. When a withdrawal from a Nonqualified Policy occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Policy value immediately before the distribution over the Owner's investment in the Policy (generally, the premiums paid for the Policy, reduced by any amount previously distributed from the Policy that was not subject to tax) at that time. In the case of a surrender under a Nonqualified Policy, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Policy.

o Penalty Tax on Certain Withdrawals. In the case of a distribution from a Nonqualified Policy, a federal tax penalty equal to 10% of the amount treated as income may be imposed. In general, however, there is no penalty on distributions:
   -    made on or after the taxpayer reaches age 59 1/2;
   -    made on or after an Owner's death;
   -    attributable to the taxpayer's becoming disabled; or
   - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.
   Other exceptions may be applicable
   under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

o Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Policy ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Policy has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

o Taxation of Death Benefit Proceeds. Amounts may be distributed from the Policy because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy, or (ii) if distributed under an annuity income option, they are taxed in the same way as annuity payments.

o Transfers, Assignment or Exchanges of a Policy. A transfer or assignment of ownership of the Policy, the designation of an Annuitant, the selection of certain dates for annuity payments to begin, or the exchange of the Policy may result in certain tax consequences to you that are not discussed here. An Owner contemplating any such transfer, assignment, or exchange, should consult a tax advisor as to the tax consequences.

o Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

o Withholding for Nonresident Alien Owners. Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

o Multiple Policies. All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount of gain includible in such Owner's income when a taxable distribution occurs.

o Further Information. We believe that the Policy qualifies as an annuity contract for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Policy."

         TAXATION OF QUALIFIED POLICIES

         The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Policy may be subject to the terms of the retirement plan itself, regardless of the terms of the Policy. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Policy comply with the law. Also, you may wish to consult a tax and/or financial adviser regarding the use of the Policy within a qualified or other retirement plan, since the purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits, guaranteed fees and asset allocation models that many retirement plans do not provide.

o Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of (1) $3,000 in Policy Years 2003-2004, $4,000 in 2005-2007, $5,000 in 2008 and thereafter, or (2) 100% of adjusted gross income. For individuals who reach age 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2003-2004, $4,500 for 2005, $5,000 for 2006-2007 and $6,000 for 2008 and
   thereafter. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the optional guaranteed minimum death benefit provision(s) in the Policy comports with IRA qualification requirements.

o Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amount with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

o Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant, or both may result if the Policy is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Policy. The Policy includes guaranteed minimum death benefit options that in some cases may exceed the greater of the premiums or the Policy value. The standard death benefit or optional guaranteed minimum death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

o Nontransferrability. You may not transfer, assign or sell your tax-qualified policy to anyone (except in the case of transfer incident to divorce).

o Other Tax Issues. Qualified Policies have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

   Distributions from Qualified Policies generally are subject to withholding for the Owner's Federal Income Tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Eligible rollover distributions" from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

         POSSIBLE TAX LAW CHANGES

         Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

         We have the right to modify the Policy in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any Policy and do not intend the above discussion as tax advice.

MISCELLANEOUS

         ABOUT OUR COMPANY

         We are a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. We are an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. We are engaged in the business of issuing life insurance and annuities throughout the United States (except New
York) and have variable authority in all states where the Policies are issued. The Ameritas Acacia companies are a diversified family of financial services business offering insurance and annuity products as well as mutual funds and other investments, financial planning, retirement plans and 401(k) plans, group dental and vision insurance, banking and public financing. (See page 2 of this prospectus, or the cover page or last page for information on how to contact us.)

         We entered into a merger with Acacia National Life Insurance Company ("Acacia National") effective at the close of business on December 31, 2003. On that date, Acacia National transferred Acacia Variable Annuity Separate Account (the "Separate Account") to us. The Separate Account, formerly known as Acacia National Variable Annuity Separate Account II, was established as a separate investment account of Acacia National on May 10, 1996. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust. We issue the Policy described in the prospectus and are responsible for providing each Policy's insurance benefits.

         Your rights and benefits under your Policy with Acacia Life remain identical to the rights and benefits you had with Acacia National.

         DISTRIBUTION OF THE POLICIES

         Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, is the principal underwriter of the Policies. AIC is owned by AMAL Corporation ("AMAL"), a joint venture holding Company. AMAL is an indirect majority-interest owned subsidiary of Ameritas Acacia Mutual Holding Company, our ultimate parent company. Acacia Life owned less than 5% interest in AMAL prior to the merger, and 10.91% after the merger.

         AIC enters into contracts with various broker-dealers ("Distributors) to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions paid to all distributors may be up to a total of 7% of premiums. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' CHARGES section.

         VOTING RIGHTS

         As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

         If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy Owners.

         DISTRIBUTION OF MATERIALS

         We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

         ADVERTISING

         From time to time, we may advertise several types of performance for the Subaccount variable investment options. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios. The following is a description of types of performance reporting:

         Total return is the overall change in the value of an investment in a Subaccount variable investment option over a given period of time.

         Standardized average annual total return is calculated in accordance with SEC guidelines. This shows the percentage return on $1,000 invested in the Subaccounts over the most recent 1, 5 and 10 year periods. If the variable investment option was not available for the full period, we give a history from the date money was first received in that option. This return reflects deduction of all recurring Policy charges during each period (i.e. mortality and expense risk charges, annual Policy fee, administrative expenses, and any applicable surrender charges). Standardized returns may reflect current waiver of any fees or current charges that are lower than our guaranteed maximum charges.

         Non-standardized average annual total return may be for periods other than those required or may otherwise differ from standardized average annual total return. For example, if a Subaccount's underlying portfolio has been in existence longer than the Subaccount, we may show non-standardized performance for periods that begin on the inception date of the underlying portfolio, rather than the inception date of the Subaccount. Otherwise, non-standardized average annual total return is calculated in a similar manner as that stated above, except we do not include the deduction of any applicable surrender charge (e.g., we assume the Policy continues beyond the period shown), and some non-standardized returns may be based on Policy sizes where the Policy fee would be waived.

         LEGAL PROCEEDINGS

         As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

APPENDIX A:  Variable Investment Option Portfolios

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

         This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio accompanying this prospectus for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective. To get a copy of any portfolio prospectus, contact your representative or us as shown on page 2 or the last page of this prospectus.

-------------------------------------- -------------------------------------------------------------------------------
  Separate Account
     Portfolio                             Summary of Investment Strategy (unless evident from the portfolio's name
-------------------------------------- -------------------------------------------------------------------------------
               ALGER                                     Offered through The Alger American Fund
                                                          Advised by Fred Alger Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Alger American Growth                  Growth.
-------------------------------------- -------------------------------------------------------------------------------
Alger American MidCap                  Growth.
-------------------------------------- -------------------------------------------------------------------------------
Alger American Small Capitalization    Growth.
-------------------------------------- -------------------------------------------------------------------------------
         CALVERT PORTFOLIOS                  Offered through Calvert Variable Series, Inc. Calvert Portfolios
                                                       Advised by Calvert Asset Management Company
                                                      (Both are Ameritas Acacia Company affiliates)
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Balanced                    Income and Growth.
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Money Market                Money Market.
-------------------------------------- -------------------------------------------------------------------------------
     FIDELITY (Service Class 2)                Offered through Variable Insurance Products: Service Class 2
                                                   Advised by Fidelity Management & Research Company
-------------------------------------- -------------------------------------------------------------------------------
VIP Equity-Income                      Income.
-------------------------------------- -------------------------------------------------------------------------------
          NEUBERGER BERMAN                     Offered through Neuberger Berman Advisers Management Trust.
                                                       Advised by Neuberger Berman Management Inc.
-------------------------------------- -------------------------------------------------------------------------------
AMT Growth                             Growth.
-------------------------------------- -------------------------------------------------------------------------------
AMT Limited Maturity Bond              Bond.
-------------------------------------- -------------------------------------------------------------------------------
AMT Partners                           Growth.
-------------------------------------- -------------------------------------------------------------------------------
          OPPENHEIMER FUNDS                         Offered through Oppenheimer Variable Account Funds
                                                            Advised by Oppenheimer Funds, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Aggressive Growth /VA                  Growth.
-------------------------------------- -------------------------------------------------------------------------------
Capital Appreciation /VA               Common stocks of well-known established companies.
-------------------------------------- -------------------------------------------------------------------------------
High Income /VA                        Income.
-------------------------------------- -------------------------------------------------------------------------------
Main Street /VA                        Equity and debt securities, including small to medium capital issuers.
-------------------------------------- -------------------------------------------------------------------------------
Strategic Bond /VA                     Diversified portfolio of high yield fixed-income securities, including foreign government and corporate debt securities, U.S. government securities, and "junk bonds."
-------------------------------------- -------------------------------------------------------------------------------
               SCUDDER                                      Offered through Scudder VIT Funds
                                                        Advised by Deutsche Asset Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
VIT EAFE(R) Equity Index               Match, before expenses, performance of the Morgan Stanley Capital
                                       International EAFE(R) Index.
-------------------------------------- -------------------------------------------------------------------------------
VIT Equity 500 Index                   Match, before expenses, performance of the S&P 500 Index.
-------------------------------------- -------------------------------------------------------------------------------
VIT Small Cap Index                    Match, before expenses, performance of the Russell 2000 Small Stock Index.
-------------------------------------- -------------------------------------------------------------------------------
         TEMPLETON (Class 2)               Offered through Franklin Templeton Variable Insurance Products Trust
                                                       Advised by Templeton Investment Counsel, LLC
-------------------------------------- -------------------------------------------------------------------------------
Foreign Securities                     Growth.
-------------------------------------- -------------------------------------------------------------------------------
               VAN ECK                              Offered through Van Eck Worldwide Insurance Trust.
                                                              Advised by Van Eck Associates
-------------------------------------- -------------------------------------------------------------------------------
Worldwide Hard Assets                  Investing globally, primarily in securities of companies that derive most of revenue or profit from exploration, development, production or distribution of precious metals, natural resources, real estate or commodities.
----------------------------------------------------------------------------------------------------------------------

                                      -A:1-

APPENDIX B: Accumulation Unit Values

         The following table shows Accumulation Unit values at the beginning and end of the periods indicated as well as the number of Accumulation Units outstanding for each Subaccount variable investment option portfolio as of the end of the periods indicated. The accumulation unit value history dates back to the first offering of the Policies by Acacia National. Financial statements of Acacia Life and of the Subaccounts of the Separate Account can be found in the Statement of Additional Information. (See the cover and back page to learn how to get a copy of the Statement of Additional Information.)

----------------------------------------------- ------------ ------------- ----------------- ---------------------
                                                                                                  Number (#) of
                                                               Value ($)     Value ($) at      Accumulation Units
 Subaccount (date Subaccount was added to the       Year      at Inception    End of Year         At End of Year
             policy)                                                         (December 31)        (December 31)
----------------------------------------------- ------------ ------------- ----------------- --------------------
ALGER
    Alger American Growth (08/02/1996)              1996           10.00           10.91                 26,933
                                                    1997                           13.71                132,282
                                                    1998                           20.31                215,879
                                                    1999                           26.92                414,435
                                                    2000                           22.65                594,283
                                                    2001                           19.71                625,318
                                                    2002                           13.04                424,570
   Alger American MidCap Growth (08/02/1996)        1996           10.00           10.77                 12,949
                                                    1997                           12.39                 64,878
                                                    1998                           16.14                102,971
                                                    1999                           21.10                171,169
                                                    2000                           22.74                278,773
                                                    2001                           20.98                302,112
                                                    2002                           14.59                185,390
   Alger American Small Capitalization(08/02/1996)  1996           10.00           10.30                 27,028
                                                    1997                           11.48                132,551
                                                    1998                           13.26                243,767
                                                    1999                           18.85                338,805
                                                    2000                           13.54                433,445
                                                    2001                            9.42                454,240
                                                    2002                            6.86                209,765
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
CALVERT PORTFOLIOS
   CVS Social Balanced (08/02/1996)                 1996           10.00           10.85                    646
                                                    1997                           13.03                 39,756
                                                    1998                            5.15                 71,077
                                                    1999                           16.85                125,510
                                                    2000                           16.11                162,939
                                                    2001                           14.80                187,215
                                                    2002                           12.83                149,699
   CVS Social Money Market (08/02/1996)             1996            1.00            1.02                137,527
                                                    1997                            1.07              1,140,175
                                                    1998                            1.12              1,704,121
                                                    1999                            1.17              3,623,527
                                                    2000                            1.22              7,337,882
                                                    2001                            1.25              5,736,758
                                                    2002                            1.25              5,366,922
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
FIDELITY (Service Class 2)
   VIP Equity-Income (05/01/2000)                   2000           10.00           25.19                 81,409
                                                    2001                           23.57                137,223
                                                    2002                           19.27                114,555
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
NEUBERGER BERMAN
   AMT Growth (08/02/1996)                          1996           10.00           10.96                 24,534
                                                    1997                           14.13                100,057
                                                    1998                           16.33                169,192
                                                    1999                           24.35                183,748
                                                    2000                           21.23                133,311
                                                    2001                           14.59                153,560
                                                    2002                            9.91                145,012
   AMT Limited Maturity Bond (08/02/1996)           1996           10.00           10.32                 33,612
                                                    1997                           11.01                240,629
                                                    1998                           11.49                447,966
                                                    1999                           11.56                622,801
                                                    2000                           12.19                637,700
                                                    2001                           13.09                642,486
                                                    2002                           13.61                695,832
   AMT Partners (05/01/2000)                        2000           10.00           16.03                167,016
                                                    2001                           15.38                163,698
                                                    2002                           11.51                133,846
-------------------------------------------------- -------- ---------------- ----------------- -----------------------

                                     -B:1-

----------------------------------------------- ------------ ------------- ----------------- ---------------------
                                                                                                  Number (#) of
                                                               Value ($)     Value ($) at      Accumulation Units
 Subaccount (date Subaccount was added to the)      Year      at Inception   End of Year         At End of Year
              Policy                                                        (December 31)        (December 31)
----------------------------------------------- ------------ ------------- ----------------- --------------------
OPPENHEIMERFUNDS
   Aggressive Growth/VA (05/01/1997)                1997           10.00           12.53                 60,337
                                                    1998                           14.08                142,725
                                                    1999                           25.64                167,349
                                                    2000                           22.46                187,745
                                                    2001                           15.24                205,988
                                                    2002                           10.86                143,743
   Capital Appreciation/VA (05/01/1997)             1997           10.00           12.10                120,465
                                                    1998                           15.00                264,865
                                                    1999                           21.07                358,965
                                                    2000                           20.75                308,108
                                                    2001                           17.91                333,700
                                                    2002                           12.93                202,957
   High Income/VA (05/01/1997)                      1997           10.00           11.12                 46,452
                                                    1998                           11.15                121,519
                                                    1999                           11.53                189,447
                                                    2000                           10.95                161,548
                                                    2001                           11.02                163,131
                                                    2002                           10.62                 88,984
   Main Street /VA   (05/01/1997)                   1997           10.00           12.84                 38,357
                                                    1998                           13.44                171,939
                                                    1999                           16.22                261,678
                                                    2000                           14.60                539,455
                                                    2001                           12.95                588,711
                                                    2002                           10.38                387,573
   Strategic Bond/VA (05/01/1997)                   1997           10.00           10.77                  6,641
                                                    1998                           11.08                 57,232
                                                    1999                           11.29                110,661
                                                    2000                           11.44                256,197
                                                    2001                           11.84                262,085
                                                    2002                           12.56                188,093
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
SCUDDER
   VIT EAFE(R)Equity Index (5/01/2000)              2000           10.00           11.24                335,934
                                                    2001                            8.35                374,659
                                                    2002                            6.46                290,479
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
   VIT Equity 500 Index (5/01/2000)                 2000           10.00           13.66                711,126
                                                    2001                           11.84                833,340
                                                    2002                            9.08                581,626
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
   VIT Small Cap Index (5/01/2000)                  2000           10.00           11.06                124,507
                                                    2001                           11.15                126,894
                                                    2002                            8.74                 62,566
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
TEMPLETON (Class 2)
   Foreign Securities (05/01/2000)                  2000           10.00           18.51                 32,565
                                                    2001                           16.91                  3,723
                                                    2002                           15.96                  5,124
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
VAN ECK
   Worldwide Hard Assets (08/26/1996)               1996           10.00           10.52                 10,740
                                                    1997                           10.34                 53,425
                                                    1998                            7.14                133,906
                                                    1999                            8.56                165,933
                                                    2000                            9.41                175,174
                                                    2001                            8.32                169,466
                                                    2002                            7.98                125,115
----------------------------------------------------------------------------------------------------------------------

                                     -B:2-

APPENDIX C: Tax-Qualified Plan Disclosures

                                      Index

Disclosure Statement for IRA, SEP IRA, SIMPLE IRA, & Roth IRA plan.....Page C: 1
Withdrawal Restrictions for 403(b) Tax Sheltered Annuity plan.........Page C: 10

DISCLOSURE STATEMENT                                             |          IRA
ACACIA LIFE INSURANCE COMPANY                                 |         SEP IRA
(we, us, our, the Company)                               |           SIMPLE IRA
                 for annuity policies issued as a(n):      |           ROTH IRA


                                Table of Contents

Part I: Purpose; Your Right to Cancel Your IRA
Part II: Provisions of the IRA Law
   A. Eligibility
   B. Nontransferability
   C. Nonforfeitability
   D. Premium
   E. Contribution Limits
   F. Distribution Requirements
Part III: Restrictions and Tax Considerations
   A. Timing of Contributions
   B. Timing of Roth IRA Conversions
   C. Deductible IRA Contributions
   D. Non-deductible Regular IRA Contributions
   E. Effects of Conversion of
        Regular IRA to Roth IRA
   F. Recharacterization of
        IRA and Roth IRA Contributions
   G. Excess Contributions
   H. Loans and Prohibited Transactions
   I. Taxation of Regular IRA Distributions
   J. Taxation of Roth IRA Distributions
   K. Lump Sum Distribution
   L. Premature IRA Distribution
   M. Minimum Required Distributions
   N. Tax Filing - Regular IRAs
   O. Tax Filing - Roth IRA
Part IV: Status of our IRA Plan
Part V: Financial Disclosure

For purchasers of a Internal Revenue Code Section 408(b) Individual Retirement Annuity (IRA) Plan, 408(k) Simplified Employee Pension (SEP IRA) Plan, 408(p) Savings Incentive Match (SIMPLE IRA) Plan or a 408A Roth IRA, please review the following:

Part I.  PURPOSE; YOUR RIGHT TO CANCEL YOUR IRA

The information provided in this Disclosure Statement is provided pursuant to Internal Revenue Service ("IRS") requirements. It does not constitute legal or tax advice. For that, contact your own legal or tax advisor. Numerical references refer to sections of the Internal Revenue Code (IRC).

If you have any questions about your Policy, please contact us at the address and telephone number shown below. For further information about IRAs, contact your personal tax advisor, any district office of the IRS, or consult IRS publication 590: Individual Retirement Arrangements. Pub. 590 can be obtained by calling 1-800-TAX-FORM (829-3676).

After you establish an IRA Plan with us, you may revoke your IRA within a limited time and receive a full refund of any initial premium paid. The period to revoke will not be less than seven days following the date your IRA plan policy is issued. To do so, send a signed and dated written notice and your Policy to us at:

                          Acacia Life Insurance Company
                   Service Center, Attn: Annuity Service Team
                                 P.O. Box 82579
                                Lincoln, NE 68501
                            Telephone 1-888-837-6791

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After your Policy's free look period expires, you cannot forfeit your interest in your IRA or transfer ownership to another person. The IRA is established for the exclusive benefit of the individual or his or her beneficiaries.

Part II.  PROVISIONS OF THE IRA LAW

Your variable annuity Policy can be used for a Regular IRA, a Rollover IRA, a Spousal IRA Arrangement, a Simplified Employee Pension Plan (SEP IRA), or a salary reduction Simplified Employee Pension Plan (SARSEP), a SIMPLE IRA, or a Roth IRA. A separate policy must be purchased for each individual under each plan. State income tax treatment of IRAs varies; this disclosure only discusses the federal tax treatment of IRAs. While provisions of the IRA law are similar for all such plans, the major differences are set forth under the appropriate topics below.

A.   ELIGIBILITY

Regular IRA Plan: Any person under age 70 1/2 and earning income from personal services may establish an IRA Plan, although deductibility of the contributions is determined by adjusted gross income ("AGI") and whether the person (or person's spouse) is an "active participant" in an employer sponsored retirement plan.

Rollover IRA: This is an IRA plan purchased with your distributions from another IRA (including a SEP IRA, SARSEP or SIMPLE IRA), a Section 401(a) Qualified Retirement Plan, or a Section 403(b) Tax Sheltered Annuity (TSA). Amounts

                                      -C:1-
transferred as Rollover Contributions are not taxable in the year of distribution (provided the rules for Rollover treatment are satisfied) and may or may not be subject to withholding. Rollover Contributions are not deductible.

Spousal IRA Arrangement: A Spousal IRA, consisting of a separate contract for each spouse, may be set up provided a joint return is filed, the "nonworking spouse" has less taxable compensation, if any, for the tax year than the working spouse, and is under age 70 1/2 at the end of the tax year.

Divorced spouses can continue a Spousal IRA or start a Regular IRA based on the standard IRA eligibility rules. All taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of the IRA deduction limit.

Roth IRAs: A Roth IRA must be designated as such when it is established. Eligibility to contribute or convert to a Roth IRA is subject to income and other limits. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.

1. A regular Roth IRA is a Roth IRA established to receive annual contributions and/or qualified rollover contributions (including IRA conversion contributions) from other Roth IRAs or from other IRAs if permitted by the policy and endorsement. Unlike Regular IRAs, contributions to a Roth IRA are not deductible for tax purposes. However, any gain accumulated in a Roth IRA may be nontaxable, depending upon how and when withdrawals are made.

2. A Roth Conversion IRA is a Roth IRA established to receive only rollovers or conversions from non-Roth IRAs made in the same tax year and is limited to such contributions.

3. Spousal Roth IRA Arrangement: A Spousal Roth IRA may be set up for a "non-working" spouse who has less taxable compensation, if any, for the tax year than the "working" spouse, regardless of age, provided the spouses file a joint tax return and subject to the adjusted gross income ("AGI") limits described in Part II, Maximum Contributions--Spousal Roth IRA Arrangement. Divorced spouses can continue a Spousal Roth IRA or start a regular Roth IRA based on standard Roth IRA eligibility rules. Taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of Roth IRA eligibility limits.

Simplified Employee Pension Plan (SEP IRA): An employee is eligible to participate in a SEP IRA Plan based on eligibility requirements set forth in IRS form 5305-SEP.

Salary Reduction Simplified Employee Pension Plan (SARSEP): An employee may participate in a SARSEP plan based on eligibility requirements set forth in IRS form 5305A-SEP or the plan document provided by the employer. New SARSEP plans may not be established after December 31, 1996. SARSEPs established prior to January 1, 1997, may continue to receive contributions after 1996, and new employees hired after 1996 are also permitted to participate in such plans.

Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA): An employee may participate in a SIMPLE IRA Plan based on eligibility requirements set forth in IRS Form 5304-SIMPLE or other plan document provided by the employer. A SIMPLE IRA must be established as such, thus some policies may not be available for use with a SIMPLE IRA Plan.

B.   NONTRANSFERABILITY

You may not transfer, assign or sell your IRA Plan to anyone (except in the case of transfer incident to divorce).

C.   NONFORFEITABILITY

The value of your IRA Plan belongs to you at all times, without risk of forfeiture.

D.   PREMIUM

The annual premium (if applicable) of your IRA Plan or Roth IRA may not exceed the lesser of (1) $3,000 in Years 2002-2004, $4,000 in 2005-2007, and $5,000 in
2008 and thereafter, or (2) 100% of compensation for the year (or for Spousal IRAs, or Spousal Roth IRAs, the combined compensation of the spouses reduced by any Roth IRA or deductible IRA contribution made by the "working" spouse). Any premium in excess of or in addition to the limit will be permitted only as a "Rollover Contribution" (or "Conversion" contribution to a Roth IRA). Your contribution must be made in cash. For IRAs established under SEP Plans (SEP
IRAs), premiums are limited to the lesser of $30,000 or 15% of the first $150,000 of compensation (adjusted for cost of living increases). In addition, if the IRA is under a SARSEP Plan established prior to January 1, 1997, annual premiums made by salary reduction are limited to $7,000 (adjusted for cost of living increases). Premiums under a SIMPLE IRA are limited to permissible levels of annual employee elective contributions (up to $6,500 adjusted for cost of living increases) plus the applicable percentage of employer matching contributions (up to 3% of compensation but not in excess of $6,500, as adjusted) or of employer non-elective contributions (2% of compensation (subject to the cap under Code Section 401(a)(17) as indexed) for each eligible employee).

E.   CONTRIBUTION LIMITS

Regular IRA Plan: In any year that your annuity is maintained under the rules for a Regular IRA Plan, your maximum contribution is limited to (1) 100% of your compensation or (2) $3,000 in Years 2002-2004, $4,000 in 2005-2007, and $5,000
in 2008 and thereafter, whichever is less. Further, this is the maximum amount you may contribute to all IRAs in a year (including Roth IRAs, but not Coverdell Education Savings Custodial Accounts or employer contributions or salary deferrals made to SEP or SIMPLE IRAs). The amount of permissible contributions to your Regular IRA may or may not be deductible. Whether IRA contributions other than Rollovers) are deductible depends on whether you (or your spouse, if married) are an active participant in an employer-sponsored retirement plan and whether your adjusted gross income is above the "phase-out level." You will only be deemed to be an active participant and your deductions for contributions subject to phase-out because of your spouse's participation in an employer-sponsored retirement plan, if your combined adjusted gross income exceeds $150,000. See Part III. C., Deductible IRA Contributions. After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code ss.219(b)(5)(C). Such adjustments will be in multiples of $500.

In the case of an individual who is 50 or older, the annual cash contribution limit is increased by $500 for any taxable year beginning in 2002 through 2005; and $1,000 for any taxable year beginning in 2006 and years thereafter.

Compensation, for the purpose of computing deductible limits for individual retirement arrangements, is defined in Code ss.219(f)(1). In the case of a married individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse's compensation is not being used for purposes of the

                                     -C:2-
spouse making a contribution to a Roth IRA or a deductible contribution to a non Roth IRA.

Rollover IRA: A Plan to Plan Rollover is a method for accomplishing continued tax deferral on otherwise taxable distributions from certain plans. Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a rollover to an IRA:

1. Participant Rollovers are available to participants, surviving spouses or former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans, TSAs or IRAs (including SEPs, SARSEPs, and SIMPLE
   IRAs). Participant Rollovers are accomplished by contributing part or all of the eligible amounts (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. IRA to IRA Rollovers are limited to one per distributing plan per 12 month period, while direct IRA to IRA transfers (where you do not directly receive a distribution) are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2 year period following the date you first participate in any SIMPLE Plan maintained by your employer.

2. Direct Rollovers are available to participants, surviving spouses and former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans or TSAs. Direct Rollovers are made by instructing the plan trustee, custodian or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

For rules applicable to rollovers or transfers to Roth IRAs, see the paragraphs on Roth and Roth Conversion IRAs, that follow.

Certain distributions are not considered to be eligible for Rollover and include: (1) distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more; (2) distributions attributable to after-tax employee contributions to a 401(a) Qualified Retirement Plan or TSA; (3) required minimum distributions made during or after the year you reach age 70 1/2 or, if later and applicable, the year in which you retire; and (4) amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed. Also, hardship distributions made from 401(k) or 403(b) plans are no longer considered eligible rollover distributions except as otherwise permitted by the Internal Revenue Service. The Internal Revenue Service announced transition relief from this rule for 1999.

At the time of a Rollover, you must irrevocably designate in writing that the transfer is to be treated as a Rollover Contribution. Eligible amounts which are not rolled over are normally taxed as ordinary income in the year of distribution. If a Rollover Contribution is made to an IRA from a Qualified Retirement Plan, you may later be able to roll the value of the IRA into a new employer's plan, provided you make no contributions to the IRA other than from the first employer's plan. This is known as "Conduit IRA," and you should designate your annuity as such when you complete your application.

Spousal IRA Arrangement: In any year that your annuity is maintained under the rules for a Spousal IRA, the maximum combined contribution to the Spousal IRA and the "working" spouse's IRA is the lesser of (1) 100% of the combined compensation of both spouses which is includable in gross income (reduced by the amount of any contributions to a Roth IRA or the amount allowed as a deduction to the "working" spouse for contribution to his or her own IRA) or (2) $6,000 in Years 2002 2004, $8,000 in 2005-2007, and $10,000 in 2008 and thereafter. No more than $3,000 in Years 2002-2004, $4,000 in 2005-2007, and $5,000 in 2008 and
thereafter may be contributed to either spouse's IRA. Whether the contribution is deductible or non-deductible depends on whether either spouse is an "active participant" in an employer-sponsored retirement plan for the year, and whether the adjusted gross income of the couple is above the applicable phase-out level. (See Part III. C., DEDUCTIBLE IRA CONTRIBUTIONS).

The contribution limit for divorced spouses is the lesser of (1) $3,000 in Years 2002-2004, $4,000 in 2005-2007, and $5,000 in 2008 and thereafter, or (2) the total of the taxpayer's taxable compensation and alimony received for the year. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum deductible contribution limits).

Roth IRA: The maximum total annual contribution an individual can make to all IRAs (including Roth IRAs, but not Education, SARSEP or SIMPLE IRAs) is the lesser of (1) $3,000 in Years 2002-2004, $4,000 in 2005-2007, and $5,000 in 2008
and thereafter, or (2) 100% of compensation. (This limit does not apply to rollover contributions, which includes amounts converted from a Regular IRA to a Roth IRA). If an individual contributes to both a Regular IRA and Roth IRA for the same tax year, contributions are treated as first made to the Regular IRA. For Roth IRAs, this limitation is phased out for adjusted gross incomes between $150,000 and $160,000 for joint filers; between $95,000 and $110,000 for single taxpayers; and between $0 and $10,000 for married individuals who file separate tax returns. Adjusted Gross Income ("AGI") for this purpose includes any deductible contribution to a Regular IRA, (i.e., the deduction is disregarded) but does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA.

Rollovers and transfers may also be made from one Roth IRA to another. Such rollovers or transfers are generally subject to the same timing and frequency rules as apply to Participant Rollovers and transfers from one Regular or Rollover IRA to another. (See Part II, CONTRIBUTION LIMITS: Rollover IRA, above).

Qualified Rollover Contribution Limit. A rollover from a non Roth IRA cannot be made to this IRA if, for the year the amount is distributed from the non Roth IRA, (i) the individual is married and files a separate return, (ii) the individual is not married and has modified AGI in excess of $100,000, or (iii) the individual is married and together the individual and the individual's spouse have modified AGI in excess of $100,000. For purposes of the preceding sentences, a husband and wife are not treated as married for a taxable year if they have lived apart at all times during that taxable year and file separate returns for the taxable year.

Modified AGI. For purposes of calculating the deductible limits, an individual's modified AGI for a taxable year is defined in Code ss.408A(c)(3)(C)(i) and does not include any amount included in adjusted gross income as a result of a rollover from a non Roth IRA (a "conversion").

Except in the case of a rollover contribution described in Code Section 408A(e) a recharacterized contribution described in Code Section 408A(d)(6) or an IRA conversion contribution, the

                                     -C:3-
custodian will accept only cash contributions up to $3,000 per year for tax years 2002 through 2004. That contribution limit is increased to $4,000 for tax years 2005 through 2007 and $5,000 for 2008 and thereafter. For individuals who have reached the age of 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2002 through 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter. For tax years after 2008, the above limits will be increased to reflect a cost-of-living adjustment, if any.

The annual contribution limit described above is gradually reduced to zero for higher income levels. For a single depositor, the annual contribution is phased out between adjusted gross income (AGI) of $95,000 and $110,000; for a married depositor filing jointly between AGI of $150,000 and $160,000; and for a married depositor filing separately, between AGI of zero dollars and $10,000. In the case of a conversion, the custodian will not accept IRA conversion contributions in a tax year if the depositor's AGI for the tax year the funds were distributed from the other IRA exceeds $100,000 or if the depositor is married and files a separate return. Adjusted gross income is defined in Code Section 408A(c)(3) and does not include IRA conversion contributions.

In the case of a joint return, the AGI limits in the preceding paragraph apply to the combined AGI of the depositor and his or her spouse.

SEP IRA Plan: In any year that your annuity is maintained under the rules for a SEP Plan, the employer's maximum contribution is the lesser of $40,000 or 25% of your first $200,000 of compensation (adjusted for cost-of-living increases) or as changed under ss.415 of the Code. Code Section 402(g) limits the maximum amount of compensation an employee may elect to defer under a SEP (and certain other arrangements) during the calendar year. This limit is $11,000 for 2002, $12,000 for 2003, $13,000 for 2004, $14,000 for 2005, and $15,000 for 2006 and
later years. In the case of an eligible employee who was 50 or older before the end of the calendar year, an additional amount of compensation ("Catch-up Elective Deferral Contributions") may be deferred during the year. The limit on Catch-up Elective Deferral Contributions is $1,000 for 2002, $2,000 for 2003, $3,000 for 2004, $4,000 for 2004, and $5,000 for 2006 and later years.

SEPs permitting elective deferrals cannot be established after 1996. If you established a SEP before 1997 that permitted elective deferrals, under current law you may continue to maintain such SEP for years after 1996. New SARSEP plans may not be established. Employees may, however, continue to make salary reductions to a SARSEP plan established prior to January 1, 1997. In addition, employees hired after December 31, 1996 may participate in SARSEP plans established by their employers prior to 1997.

SIMPLE IRA: Contributions to a SIMPLE IRA may not exceed the permissible amounts of employee elective contributions and required employer matching contributions or non-elective contributions. Annual employee elective contributions must be expressed as a percentage of compensation and may not exceed $7,000 (adjusted for cost of living increases) for 2002. That amount will increase to $8,000 for 2003, $9,000 for 2004 and $10,000 for 2005 and later years. In the case of an eligible employee who will be 50 or older before the end of the calendar year, the above limitation is increased to $7,500 for 2002, $9,000 for 2003, $10,500 for 2004, $12,000 for 2005, and $12,500 for 2006 and later years. If an employer elects a matching contribution formula, it is generally required to match employee contributions dollar for dollar up to 3% of the employee's compensation for the year (but not in excess of $7,000 as adjusted for cost-of-living adjustments). An employer may elect a lower percentage match (but not below 1%) for a year, provided certain notice requirements are satisfied and the employer's election will not result in the matching percentage being lower than 3% in more than 2 of the 5 years in the 5-year period ending with that calendar year. Alternatively, an employer may elect to make non-elective contributions of 2% of compensation for all employees eligible to participate in the plan who have at least $5,000 in compensation for the year. The employer must notify employees of this election within specified time frames in advance of the plan year or election period. "Compensation" for purposes of the 2% non-elective contribution option may not exceed the limit on compensation under Code Section 401(a)(17) ($200,000, adjusted for cost of living increases).

F.   DISTRIBUTION REQUIREMENTS

1.  Required Minimum Distributions

Distributions under the Policy made on or after January 1, 2002 will be subject to Required Minimum Distribution requirements of Code Section 401(a)(9) pursuant to guidelines thereunder proposed by the Internal Revenue Service ("IRS") in January 2001 until the end of the calendar year preceding the effective date of final regulations adopted thereunder or such other date specified in guidance published by the IRS.

Required Minimum Distribution payments for this Policy must be computed for the calendar year you turn age 70 1/2 and for each year thereafter. The Required Minimum Distribution payments you compute must start no later than April 1 of the calendar year after you turn age 70 1/2, except as otherwise noted below, and except that if your employer is a church or government organization, the start date is the later of this date or April 1 of the calendar year after you retire.

Payments of your annual Required Minimum Distribution calculated for this Policy may be made from this Policy or from another 403(b) arrangement that you maintain, if permitted by Internal Revenue Service rules. These payments may be made under any method permitted for 403(b) Plans and acceptable to us; several of your Policy's annuity income options fulfill the Code requirements.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Policy value must continue to be paid at least as quickly as under the calculation and payment method being used before your death.

If you die before Required Minimum Distribution payments begin, payment of your Policy value must be completed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs, except to the extent that a choice is made to receive death benefit payments under (a) and (b) below:
(a) If payments are to be made to a beneficiary, then the Policy value may be paid over the life or life expectancy of the named beneficiary. Such payments must begin on or before December 31 of the calendar year which follows the year of your death.
(b) If the named beneficiary is your spouse, the date that payments must begin under (a) above will not be before (i) December 31 of the calendar year which follows the year of your death or, if later, (ii) December 31 of the calendar year in which you would have reached age 70 1/2.

                                     -C:4-

2.   IRA (except Roth IRAs) Distribution Requirements

While You Are Living. Payments to you from your IRA Plan (other than a Roth IRA) must begin no later than the April 1 following the close of the calendar year in which you attain age 70 1/2, the Required Beginning Date (RBD). If you have not already withdrawn your entire balance by this date, you may elect to receive the entire value of your IRA Plan on or before the RBD in one lump sum; or arrange for an income to be paid over your lifetime, your expected lifetime, or over the lifetimes or expected lifetimes of you and your designated beneficiary.

Once you reach your RBD, you must withdraw at least a minimum amount each year or be subject to a 50% non-deductible excise tax on the difference between the minimum required distribution and the amount distributed. To determine the required minimum distribution for your first "required distribution year" (assuming an annuity payout has not been elected) divide your entire interest (subject to certain adjustments) in your IRA (generally as of December 31 of the calendar year immediately preceding your age 70 1/2 year) by your life expectancy or the joint life expectancies of you and your designated beneficiary. For subsequent required distribution calendar years, the applicable life expectancy(ies) will be applied to your IRA account balance as of December 31 of the calendar year immediately preceding the distribution calendar year (subject to adjustments). Your single or joint life expectancy is determined by using IRS life expectancy tables. See IRS Publications 575 and 590.

The first required payment can be made as late as April 1 of the year following the year the individual attains age 70 1/2 and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval.

Your life expectancy (and that of your spousal beneficiary, if applicable) will be recalculated annually, unless you irrevocably elect otherwise by the time distributions are required to begin. With the recalculation method, if a person whose life expectancy is being recalculated dies, his or her life expectancy will be zero in all subsequent years. The life expectancy of a non-spouse beneficiary cannot be recalculated. Where life expectancy is not recalculated, it is reduced by one year for each year after your 70 1/2 year to determine the applicable remaining life expectancy. Also, if your benefit is payable in the form of a joint and survivor annuity, a larger minimum distribution amount may be required during your lifetime under IRS regulations, unless your spouse is the designated beneficiary. If your designated beneficiary is not your spouse, the designated beneficiary's age will be deemed to be no more than ten (10) years younger than you when determining life expectancy for required payouts. However, under current I.R.S. proposed regulations, this rule only applies while you are living and life expectancy of your beneficiary after your death can be determined without regard to this rule.

After Your Death. If you die after the RBD, amounts undistributed at your death must be distributed at least as rapidly as under the method being used to determine distributions at the time of your death. If you die before the RBD, your entire interest must generally be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if a beneficiary is designated, the beneficiary may elect to receive distributions over his or her life expectancy if the beneficiary so elects by December 31 of the year following the year of your death. If the beneficiary fails to make an election, the entire benefit will be paid to the beneficiary under the "five year payout rule". Also, if the designated beneficiary is your spouse, the life annuity distribution must begin by the later of December 31 of the calendar year following the calendar year of your death or December 31 of the year in which you would have attained age 70 1/2. If your designated beneficiary is not your spouse, life annuity distributions must begin by December 31 of the year following your death. A surviving spouse may in the alternative elect to treat the policy as his or her own IRA. This election may be expressly made or will be deemed made if the spouse makes a regular IRA contribution to the policy, makes a rollover to or from the IRA, or fails to elect minimum distributions as described above.

Life expectancy is determined using the tables in the Income Tax Regulations. The "interest" in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

3.  Roth IRA Distribution Requirements

While You Are Living.  None, even after you reach age 70 1/2.

After Your Death. If you die after you have reached your Annuity Date, and have begun to receive distributions under an annuity option (not including an interest only option), the remaining Policy value will continue to be distributed to your designated beneficiary according to the terms of the elected options, (provided that method satisfies the requirements of Code Section 408(b)(3), as modified by Code Section 408A(c)(5)).

If you die before you have elected an annuity option or before distribution of your entire interest in the policy has been made or begun, your entire interest in your Roth IRA generally must be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if there is a designated beneficiary, he or she may elect to receive distributions over a period not longer than his or her life expectancy provided the election is made and distributions commence by December 31 of the calendar year following the calendar year of your death. If the beneficiary does not make this election, the entire benefit will be paid to him or her under the "five year payout rule". If your designated beneficiary is your surviving spouse, he or she may elect to delay distributions until the later of the end of the calendar year following the year in which you died or the end of the year in which you would have reached age 70 1/2. If your sole designated beneficiary is your surviving spouse, he or she may elect to treat the policy as his or her own Roth IRA by making an express election to do so, by making a regular Roth IRA contribution or rollover contribution (as applicable or as permissible) to the policy, or by failing to elect minimum distributions under the "five year payout rule" or the life annuity options discussed above.

Life expectancies will be determined by using IRS life expectancy tables. A surviving spouse's life expectancy will be recalculated annually, unless he or she irrevocably elects otherwise. Non-spousal beneficiary life expectancies will be determined using the beneficiary's attained age in the calendar year distributions are required to begin and reducing life expectancy by one for each year thereafter.

                                     -C:5-

4.  Taking Required Minimum Distributions From One IRA:

Aggregating Minimum Distributions: If you are required to take minimum distributions from more than one IRA (either as owner of one or more Regular IRAs and/or as a beneficiary of one or more decedent's Roth IRAs or Regular
IRAs), you may not have to take a minimum distribution from each IRA. (Regular and Roth IRAs are treated as different types of IRAs, so minimum distributions from a Roth IRA will not satisfy the minimum distributions required from a Regular IRA). Instead, you may be able to calculate the minimum distribution amount required for each IRA (considered to be of the same type) separately, add the relevant amounts and take the total required amount from one IRA or Roth IRA (as applicable). However, an individual required to receive minimum distributions as a beneficiary under a Roth IRA can only satisfy the minimum distributions for one Roth IRA by receiving distributions from another Roth IRA if the Roth IRAs were inherited from the same decedent. Because of these requirements, we cannot monitor the required distribution amounts from IRAs held with us. Please check with your tax advisor to verify that you are receiving the proper amount from all of your IRAs.

Part III.  RESTRICTIONS & TAX CONSIDERATIONS

A.   Timing of Contributions

Once you establish an IRA, (including a Roth or Spousal Roth IRA) contributions must be made by the due date, not including extensions, for filing your tax return. (Participant Rollovers must be made within 60 days of your receipt of the distribution.) A contribution made between January 1 and the filing due date for your return, must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year. SEP IRA contributions must be made by the due date of the Employer's tax return (including extensions). SIMPLE IRA contributions, if permitted, must be made by the tax return due date for the employer (including extensions) for the year for which the contribution is made. Note, an employer is required to make SIMPLE plan contributions attributable to employee elective contributions as soon as it is administratively feasible to segregate these contributions from the employer's general assets, but in no event later than the 30th day of the month following the month in which the amounts would have otherwise been payable to the employee in cash.

B.       Timing of Roth IRA Conversions

Conversions from a non-Roth IRA to a Roth IRA for a particular tax year, must be initiated so that the distribution or transfer from the non-Roth IRA is made by December 31 of that year. You do not have until the due date of your tax return for a year to convert a Regular IRA to a Roth IRA for that tax year. For example, if you wish to convert a Regular IRA to a Roth IRA in 2001, the conversion and transfer must be made by December 31, 2001, even though your tax return for 2001 may not be due until April 15, 2002.

C.   Deductible IRA Contributions

The amount of permissible contributions to your Regular IRA may or may not be deductible. If you or your spouse are not active participants in an employer sponsored retirement plan, any permissible contribution you make to your IRA will be deductible. If you or your spouse are an active participant in an employer-sponsored retirement plan, the size of your deduction if any, will depend on your combined adjusted gross income (AGI).

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.

If you are an active participant in an employer sponsored requirement plan you may make deductible contributions if your AGI is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

If your AGI is not above the maximum applicable phase out level, a minimum contribution of $200 is permitted regardless of whether the phase out rules provide for a lesser amount.

Active participants with income above the phaseout range are not entitled to an IRA deduction. The phaseout limits are scheduled to increase as follows:

       Married filing Jointly       Single/Head of Household
       ----------------------       ------------------------
Year            AGI                         AGI
----
2001     $53,000 - $  63,000           $33,000 - $43,000
2002     $54,000 - $  64,000           $34,000 - $44,000
2003     $60,000 - $  70,000           $40,000 - $50,000
2004     $65,000 - $  75,000           $45,000 - $55,000
2005     $70,000 - $  80,000           $50,000 - $60,000
2006     $75,000 - $  85,000           $50,000 - $60,000
2007+    $80,000 - $ 100,000           $50,000 - $60,000

You can elect to treat deductible contributions as non-deductible. SEP IRA, SARSEP, SIMPLE IRA and Roth IRA contributions are not deductible by you.

Remember, except for rollovers, conversions or transfers, the maximum amount you may contribute to all IRAs (including Roth and Regular IRAs, but not Coverdell Education Savings Custodial Accounts) for a calendar year is (1) $3,000 in Years 2002-2004, $4,000 in 2005-2007, and $5,000 in 2008 and thereafter, or (2) 100%
of compensation, whichever is less.

D.   Non-Deductible Regular IRA Contributions

You may make non-deductible contributions to your Regular IRA (not including SIMPLE IRAs) even if you are not eligible to make deductible contributions to a Regular IRA or non-deductible contributions to a Roth IRA for the year. The amount of non-deductible contributions you can make depends on the amount of deductible contributions you make. The sum of your non-deductible and deductible contributions for a year may not exceed the lesser of (1) $3,000 in Years 2002-2004, $4,000 in 2005-2007, and $5,000 in 2008 and thereafter ($6,000 in
Years 2002-2004, $8,000 in 2005-2007, and $10,000 in 2008 and thereafter, combined when a Spousal IRA is also involved), or (2) 100% of your compensation (or, if a Spousal IRA is involved, 100% of you and your spouse's combined compensation, reduced by the amount of any deductible IRA contribution and non-deductible Roth IRA contribution made by the "working"

                                     -C:6-
spouse). The sum of your annual non-deductible (including Roth IRA) and deductible contributions, other than when combined with a Spousal IRA or Spousal Roth IRA, may not exceed the limit. If you wish to make a non-deductible contribution, you must report this on your tax return by filing Form 8606 (Non-deductible IRA). Remember, you are required to keep track of your non-deductible contributions as the Company does not keep a record of these for you. This information will be necessary to document that the contributions were made on a non-deductible basis and therefore, are not taxable upon distribution.

E. Effects of Conversion of Regular IRA to Roth IRA

If you convert all or part of a non-Roth IRA to a Roth IRA, the amount converted from the non-Roth IRA will be taxable as if it had been distributed to you in the year of distribution or transfer from the non-Roth IRA. If you made non-deductible contributions to any Regular IRA, part of the amount taken out of a Regular IRA for conversion will be taxable and part will be non-taxable. (Use IRS Form 8606 to determine how much of the withdrawal from your Regular IRA is taxable and how much is non-taxable). The taxable portion of the amount converted is includable in your income for the year of conversion.

Amounts properly converted from a non-Roth IRA to a Roth IRA are generally not subject to the 10% early withdrawal penalty. However, if you make a conversion to a Roth IRA, but keep part of the money for any reason, that amount will be taxable in the year distributed from the non-Roth IRA and the taxable portion may be subject to the 10% early withdrawal penalty.

You should consult with your tax advisor to ensure that you receive the tax benefits you desire before you contribute to a Roth IRA, convert to a Roth IRA or take distributions from a Roth IRA. It will also be important for you to keep track of and report any regular or conversion contributions you make to your Roth IRAs as required by the IRS. Conversion contributions, recharacterizations of conversions and distributions from a Roth IRA must be reported on IRS Form 8606.

F. Recharacterization of IRA and Roth IRA Contributions

IRA owners are permitted to treat a contribution made to one type of IRA as made to a different type of IRA for a taxable year in a process known as "recharacterization". A recharacterization is accomplished by an individual who has made a contribution to an IRA of one type for a taxable year, electing to treat the contribution as having been made to a second IRA of a different type for the taxable year. To accomplish the recharacterization, a trustee-to-trustee transfer from the first IRA to the second IRA must be made on or before the due date (including extensions) for filing the individual's Federal income tax return for the taxable year for which the contribution was made to the first IRA. Any net income attributable to the recharacterized contribution must also be transferred to the second IRA. Once the transfer is made, the election is irrevocable. The effect of recharacterizing a contribution is that it is treated as having been originally contributed to the second IRA on the same date and (in the case of a regular contribution) for the same taxable year that the contribution was made to the first IRA. If you elect to recharacterize a contribution, you must report the recharacterization and treat the contribution as having been made to the second IRA, instead of the first, on your Federal income tax return.

Reconversion Rules. If you convert a non-Roth IRA to a Roth IRA and then recharacterize it back to a non-Roth IRA, you are not permitted by IRS rules to reconvert the amount from the non-Roth IRA back to a Roth IRA before the beginning of the taxable year following the taxable year in which the amount was converted to a Roth IRA or, if later, the end of the 30-day period beginning on the day on which you recharacterized the Roth IRA to a non-Roth IRA. This rule will apply even if you were not eligible to make the original conversion because of your AGI or tax filing status. If you attempt a reconversion prior to the time permitted, it will be treated as a "failed conversion". The remedy for a failed conversion is recharacterization to a non-Roth IRA. If the failed conversion is not corrected, it will be treated as a regular contribution to a Roth IRA and thus, may be an excess contribution subject to a 10% excise tax for each tax year it remains in the Roth IRA to the extent it exceeds the maximum regular Roth IRA contribution permitted for the tax year. (See Part III. G., Excess Contributions, below). Also, the failed conversion will be subject to the 10% premature distribution penalty tax, unless corrected or an exception to that tax applies. Consult with your tax advisor before attempting a "reconversion".

G.   Excess Contributions

There is a 10% IRS penalty tax on IRA contributions made in excess of permissible contribution limits. However, excess contributions made in one year may be applied against the contribution limits in a later year if the contributions in the later year are less than the limit. This penalty tax can be avoided if the excess amount, together with any earnings on it, is returned to you before the due date of your tax return for the year for which the excess amount was contributed. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution penalty tax (see Part III, Premature IRA Distributions). The 10% excess contribution penalty tax will apply to each year the excess amount remains in the IRA Plan, until it is removed either by having it returned to you or by making a reduced contribution in a subsequent year. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction). If a taxpayer transfers amounts contributed for a tax year to a Regular IRA (and any earnings allocated to such amounts) to a Roth IRA by the due date for filing the return for such tax year (including extensions), the amounts are not included in the taxpayer's gross income to the extent that no deduction was allowed for the contribution (see Part III. F. Recharacterization of IRA and Roth IRA Contributions above).

Excess Contributions to a Roth IRA: If you are ineligible and convert a Regular IRA to a Roth IRA, all or a part of the amount you convert may be an excess contribution. (Examples may include conversions made when your Roth AGI exceeds $100,000 or because you fail to timely make the rollover contribution from the Regular IRA to the Roth IRA). You may also have an excess contribution if your conversion is a "failed conversion" that is not timely corrected. You will have an excess contribution if the ineligible amounts you convert and the contributions you make to all your IRAs for the tax year exceed your IRA contribution limits for the year. To avoid the 10%

                                     -C:7-
excise tax on excess contributions, you must withdraw the excess contributions plus earnings before the due date of your tax return (plus extensions) or recharacterize the contribution, if permitted (see Part III. F.
Recharacterization of IRA and Roth IRA Contributions above).

H.   Loans and Prohibited Transactions

You may not borrow from your IRA Plan (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA Plan, and its full value (or taxable portions of your Roth IRA or non-deductible Regular IRA) would be includable in your taxable income in the year of violation. This amount would also be subject to the 10% penalty tax on premature distributions. Your IRA Plan will similarly be disqualified if you or your beneficiary engage in any transaction prohibited by Section 4975 of the Internal Revenue Code. A pledge of your IRA as security for a loan will cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

I.   Taxation of Regular IRA Distributions

Any cash distribution from your IRA Plan, other than a Roth IRA, is normally taxable as ordinary income. All IRAs of an individual are treated as one contract. All distributions during a taxable year are treated as one distribution; and the value of the contract, income on the contract, and investment in the contract is computed as of the close of the calendar year with or within which the taxable year ends. If an individual withdraws an amount from an IRA during a taxable year and the individual has previously made both deductible and non-deductible IRA contributions, the amount excludable from income for the taxable year is the portion of the amount withdrawn which bears the same ratio to the amount withdrawn for the taxable year as the individual's aggregate non-deductible IRA contributions bear to the balance of all IRAs of the individual.

J.   Taxation of Roth IRA Distributions

"Qualified distributions" from a Roth IRA are not included in the owner's gross income and are not subject to the additional ten percent (10%) early withdrawal penalty tax. To be a "qualified distribution," the distribution must satisfy a 5-year holding period and meet one of the following four requirements: (1) be made on or after the date on which the individual attains age 59 1/2; (2) be made to a beneficiary or the individual's estate on or after the individual's death; (3) be attributable to the individual being disabled; or (4) be a distribution to pay for a "qualified" first home purchase (up to a lifetime limit of $10,000). The 5-year holding period for escaping inclusion in income begins with the first day of the tax year in which any contribution (including a conversion from a Regular IRA) is made to a Roth IRA of the owner. If the Roth IRA owner dies, this 5-taxable-year period is not redetermined for the Roth IRA while it is held in the name of a beneficiary or a surviving spouse who treats the decedent's Roth IRA as his or her own. However, a surviving spouse who treats the Roth IRA as his or her own, must receive any distributions as coming from the surviving spouse's own Roth IRA, thus it cannot be treated as being received by a beneficiary on or after the owner's death for purposes of determining whether the distribution is a "qualified distribution".

If a distribution from a Roth IRA is not a "qualified distribution" and it includes amounts allocable to earnings, the earnings distributed are includable in taxable income and may be subject to the 10% premature distribution penalty if the owner is under age 59 1/2. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made. Only the portion of the conversion includable in income as a result of the conversion would be subject to the penalty tax under this rule. The 5-taxable-year period for this purpose is determined separately for each conversion contribution and may not be the same as the 5-taxable-year period used to determine whether a distribution from a Roth IRA is a "qualified distribution" or not. For this reason it is important that you keep track of when your conversion contributions are made to your Roth IRA. (See
Part III. L., Premature IRA Distributions).

Unlike Regular IRAs, distributions from Roth IRAs come first from regular contributions, then converted amounts on a first-in first-out basis, and last from earnings. Any distributions made before 2001 which are attributable to 1998 conversion contributions for which the 4-year income-tax spread is being utilized, will result in an acceleration of taxable income in the year of distribution up to the amount of the distribution allocable to the 1998 conversion. This amount is in addition to the amount otherwise includable in gross income for that taxable year as a result of the conversion, but not in excess of the amount required to be included over the 4-year period. This tax treatment would likewise apply in the case of distributions made by a surviving spouse who elects to continue the 4-year spread on death of the original owner of the Roth IRA. Generally, all Roth IRAs (both regular Roth IRAs and Roth Conversion IRAs) must be treated as one for purposes of determining the taxation of distributions. However, if a Roth IRA is held by an individual as beneficiary of a deceased Roth IRA owner, the 5-taxable-year period used to determine whether distributions are qualified or not is determined independently of the 5-year-taxable period for the beneficiary's own Roth IRAs. However, if a surviving spouse elects to treat the Roth IRA as his or her own, the 5-year-taxable period for all of the surviving spouse's Roth IRAs is the earlier of the end of either the 5-taxable-year period for the decedent or that applicable to the surviving spouse's own Roth IRAs.

The rules for taxing non-qualified distributions and premature distributions of conversion amounts from a Roth IRA are complex. To ensure that you receive the tax result you desire, you should consult with your tax advisor before taking a distribution from a Roth IRA.

K.   Lump Sum Distribution

If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth
IRA), and is not eligible for the special 5 or 10 year averaging tax rules under Code Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans.

L.   Premature IRA Distributions

There is a 10% penalty tax on taxable amounts distributed from your IRA (including the taxable portion of any non-qualified distributions from a Roth IRA, or if you receive a distribution of conversion amounts within the 5-year period beginning with the year of the conversion, any amounts distributed that were

                                     -C:8-
originally taxable as a result of the conversion) prior to the attainment of age 59 1/2, except for: (1) distributions made to a beneficiary on or after the owner's death; (2) distributions attributable to the owner's being disabled as defined in Code Section 72(m)(7); (3) distributions that are part of a series of substantially equal periodic payments (made at least annually) for the life of the annuitant or the joint lives of the annuitant and his or her beneficiary;
(4) distributions made for medical expenses which exceed 7.5% of the annuitant's adjusted gross income; (5) distributions made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (6) distributions made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) qualified first-time home buyer distributions made (up to a lifetime maximum of $10,000) used within 120 days of withdrawal to buy, build or rebuild a first home that is the principal residence of the individual, his or her spouse, or any child, grandchild, or ancestor of the individual or spouse, or (8) distributions to satisfy a levy issued by the IRS. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty. (But see Roth IRA exceptions below).

Distributions from a SIMPLE Plan during the two-year period beginning on the date the employee first participated in the employer's SIMPLE Plan will be subject to a 25% (rather than 10%) premature distribution penalty tax.

Distributions from a Roth IRA made before the expiration of the applicable 5 year holding period (see Taxability of Roth IRA Distributions) are not treated as qualified distributions and are subject to the 10% penalty tax to the extent they are includable in taxable income. In addition, any conversion amounts distributed within the 5-year period beginning with the year in which the conversion occurred, are subject to the 10% penalty tax even if the distribution is not currently taxable as income, unless one of the above mentioned exceptions to the penalty tax applies. The penalty tax will only apply to the amount of the conversion that was includable in income as a result of the conversion (i.e., it will not apply to non-deductible contributions that were converted from the Regular IRA).

M. Minimum Required Distributions (See Part II. F.1. and F.2., Non-Roth IRA Minimum Distribution Requirements and Roth IRA Minimum Distribution Requirements.)

If a minimum distribution is not made from your IRA (including a Roth IRA) for a tax year in which it is required, the excess, in any taxable year, of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

N.   Tax Filing-Regular IRAs

You are not required to file a special IRA tax form for any taxable year (1) for which no penalty tax is imposed with respect to the IRA Plan, and (2) in which the only activities engaged in, with respect to the IRA Plan, are making deductible contributions and receiving permissible distributions. Information regarding such contributions or distributions will be included on your regular Form 1040. In some years, you may be required to file Form 5329 and/or Form 8606 in connection with your Regular IRA. Form 5329 is filed as an attachment to Form 1040 or 1040A for any tax year that special penalty taxes apply to your IRA. If you make non-deductible contributions to a regular IRA, you must designate those contributions as non-deductible on Form 8606 and attach it to your Form 1040 or 1040A. There is a $100 penalty each time you overstate the amount of your non-deductible contributions unless you can prove the overstatement was due to reasonable cause. Additional information is required on Form 8606 in years you receive a distribution from a Regular IRA. There is a $50 penalty for each failure to file a required Form 8606 unless you can prove the failure was due to reasonable cause. For further information, consult the instructions for Form 5329 (Additional Taxes Attributable to Qualified Retirement Plans (including
IRAs), Annuities, and Modified Endowment Contracts), Form 8606 and IRS Publication 590.

O.   Tax Filing-Roth IRA

It is your responsibility to keep records of your regular and conversion contributions to a Roth IRA and to file any income tax forms the Internal Revenue Service may require of you as a Roth IRA owner. You will need this information to calculate your taxable income if any, when distributions from the Roth IRA begin. For example, conversion contributions must be reported to the Service on Form 8606. Form 5329 is required to be filed to the Service by you to report and remit any penalty or excise taxes. Consult the instructions to your tax return or your tax advisor for additional reporting requirements that may apply. Additional information is also available in IRS Publication 590.

Part IV.  STATUS OF OUR IRA PLAN

We may, but are not obligated to, seek IRS approval of your IRA, SEP IRA, SIMPLE IRA or Roth IRA form. Approval by the IRS is optional to us as the issuer. Approval by the IRS is to form only and does not represent a determination of the merits of the IRA, SEP IRA, SIMPLE IRA or Roth IRA.

The issuer of an individual retirement annuity will furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is required by the Commissioner of Internal Revenue.

Part V. FINANCIAL DISCLOSURE

Contributions to your IRA will be invested in a variable annuity policy. The variable annuity policy, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity policy IRA cannot be guaranteed or projected. The income and expenses of your variable annuity policy will affect the value of your IRA. Dividends from net income earned are reduced by investment advisory fees and also by certain other costs. For an explanation of these fees and other costs, please refer to your prospectus.


                                     -C:9-

OPTIONS & DISCLOSURE
ACACIA LIFE INSURANCE COMPANY
(we, us, our, the Company)                         403(b) TAX-SHELTERED ANNUITY
               for annuity policies issued as a:                 ("TSA") POLICY


If this policy is purchased by the policyowner or his/her employer as part of a retirement plan under Internal Revenue Code (IRC) Section 403(b), distributions under the policy are limited as follows, notwithstanding policy language to the contrary:

A. Distributions attributable to contributions made and interest accruing after December 3l, 1988, pursuant to a salary reduction agreement within the meaning of IRC Section 402(g)(3)(c) may be paid only:

     1. when the employee attains age 59 1/2, separates from service, dies, or becomes disabled within the meaning of IRC Section 72(m)(7); or

     2. in the case of hardship. (Hardship distributions may not be made from any income earned after December 31, 1988, which is attributable to salary reduction contributions regardless of when the salary reduction contributions were made.)

B. Distributions attributable to funds transferred from IRC Section 403(b)(7) custodial account may be paid or made available only:

     1. When the employee attains age 59 1/2, separates from service, dies or becomes disabled within the meaning of IRC Section 72(m)(7); or

     2. in the case of financial hardship. Distributions on account of financial hardship will be permitted only with respect to the following amounts:

          (i) benefits accrued as of December 31, 1988, but not earnings on those amounts subsequent to that date.

          (ii) contributions made pursuant to a salary reduction agreement within the meaning of IRC Section 3121(a)(1)(D) after December 31, 1988, but not as to earnings on those contributions.

                                     -C:10-

         IMSA

       We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

                                    THANK YOU
for reviewing this Prospectus. You should also review the series fund prospectuses for those Subaccount variable investment options underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                          Acacia Life Insurance Company
                                 Service Center
                                 P.O. Box 82579
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-888-837-6791
                               Fax: 1-402-467-6153

                               www.acaciagroup.com

                                   HOME OFFICE
                              7315 Wisconsin Avenue
                            Bethesda, Maryland 20814

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the on-line services section of our Web Site. Or, call us at our toll-free number and we will send you the form you need.

       STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

       A Statement of Additional Information and other information about us and the Policy with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

       For a free copy, access it on the SEC's Web Site (www.sec.gov, select EDGAR search and type in "Acacia Life"), or write or call us. Here is the Table of Contents for the Statement of Additional Information:

------------------------------------------ -----------
                                            Begin on
                                              Page
------------------------------------------ -----------

General Information and History                1
Services
------------------------------------------ -----------

Purchase of Securities Being Offered           2
Underwriters
Calculation of Performance
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Our Performance Reports
  Yields
------------------------------------------ -----------

Additional Tax Information                     5
  General
  Withholding Tax on Distributions
  Diversification
  Owner Control
  Multiple Contracts
  Partial 1035 Exchanges
  Contracts Owned by other than Natural
      Persons
  Death Benefits
  Tax Treatment of Assignments
  Qualified Plans
  Tax Treatment of Withdrawals
  Types of Qualified Plans
------------------------------------------ -----------

Other Information                              11
Service Marks & Copyright
Financial Statements
------------------------------------------ -----------
Acacia Life Allocator 2000 Annuity

                                   Last Page

Statement of Additional Information:  January 1, 2004
to accompany Policy Prospectus dated:  January 1, 2004
ALLOCATOR 2000 ANNUITY SM
Flexible Premium Deferred Variable Annuity Policy
                                                   Acacia Life Insurance Company
                                        Acacia Variable Annuity Separate Account


         TABLE OF CONTENTS                Page

General Information and History.............1
Services

Purchase of Securities Being Offered........2
Underwriters
Calculation of Performance
    Standardized Performance Reporting
    Non-Standardized Performance Reporting
    Our Performance Reports
    Yields

Additional Tax Information..................5
    General
    Withholding Tax on Distributions
    Diversification
    Owner Control
    Multiple Contracts
    Partial 1035 Exchanges
    Contracts Owned by other than Natural Persons
    Death Benefits
    Tax Treatment of Assignments
    Qualified Plans
    Tax Treatment of Withdrawals
    Types of Qualified Plans

Other Information..........................11
Service Marks & Copyright
Financial Statements

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read in conjunction with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82579, Lincoln, Nebraska 68501, by e-mailing us through our Web site at www.acaciagroup.com, or by calling us at 1-888-837-6791. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

                         GENERAL INFORMATION AND HISTORY

Acacia Life Insurance Company ("we, us, our, Acacia Life") is a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. We are an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company, which is also the ultimate parent company of Ameritas Life Insurance Corp., Nebraska's first insurance company - in business since 1887. We are engaged in the business of issuing life insurance and annuities throughout the United States (except New York) and have variable insurance authority in all states where the Policies are issued. The Ameritas Acacia companies are a diversified family of financial services business offering the above listed products and services as well as mutual funds and other investments, financial planning, retirement plans and 401(k) plans, group dental and vision insurance, banking and public financing.

We entered into a merger with Acacia National Life Insurance Company ("Acacia National") effective at the close of business on December 31, 2003. On that date, Acacia National transferred Acacia Variable Annuity Separate Account (the "Separate Account") to us. The Separate Account, formerly known as Acacia National Variable Annuity Separate Account II, was established as a separate investment account of Acacia National on May 10, 1996. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust. We issue the Policy described in the prospectus and are responsible for providing each Policy's insurance benefits. Your rights and benefits under your Policy with Acacia Life remain identical to the rights and benefits you had with Acacia National.

                                    SERVICES

The statutory financial statements of Acacia Life Insurance Company as of December 31, 2002 and 2001, and for the years then ended, and the financial statements of the Subaccounts of Acacia National Variable Annuity Separate Account II as of December 31, 2002, and for each of the periods in the two year period then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein (which report on Acacia Life Insurance Company expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of the National Association of Insurance Commissioners Codification of Statutory Accounting Practices effective January 1, 2001), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

All matters of state and federal law pertaining to the Policies have been reviewed by our internal legal staff.

                                     SAI:1

                      PURCHASE OF SECURITIES BEING OFFERED

The Policies are no longer being sold. These Policies were sold by licensed insurance agents in states where the Policies could be lawfully sold. The agents who sold the policies were registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"), as are the agents that continue to service these Policies.

                                  UNDERWRITERS

The Policies are no longer being sold. The underwriter for the Policies is Ameritas Investment Corp. ("AIC"), located at 5900 "O" Street, Lincoln Nebraska 68510. AIC, an affiliate of ours, is owned by AMAL Corporation ("AMAL"), a joint venture holding company. AMAL is an indirect majority-interest owned subsidiary of Ameritas Acacia Mutual Holding Company, our ultimate parent company. Acacia Life owns a 10.91% interest in AMAL.

Acacia Life and Acacia National have not paid any compensation to AIC for underwriter or distribution services in previous years.

                           CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via Internet and periodic printed reports. Average annual total return quotations on our internet Web Site will be current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subaccount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

Standardized Performance Reporting
Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the mortality and expense fee, the administrative expense charge, the annual Policy Fee (if any), and is presented assuming the most expensive of each of the types of optional features commonly sold is part of the hypothetical Policy. Current fees are used, not the guaranteed maximum fees. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

                                     SAI:2

Non-Standardized Performance Reporting
We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

Our Performance Reports

The standardized average annual total returns for each investment portfolio (except the Calvert CVS Social Money Market Subaccount) for the periods indicated are as follows (more recent returns may be more or less than the stated returns due to market volatility):

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
FOR PERIOD ENDING ON 12/31/2002

The performance reported dates back to the time Acacia National first reported performance for the Allocator policies. (Assumes a $1,000 investment in only the Subaccount listed. Reflects current Policy charges, including surrender charges. Reflects the experience of the Subaccount as of the date it was added to the Separate Account.) Reflects these current expenses deducted daily from Policy Separate Account assets to equal the annual % shown: mortality and expense risk charge of 1.25%, and administrative expense charge of 0.10%. Also reflects a $42 Policy Fee.

-------------------------------------------------------------------------------------------------------------------
Subaccount (date underlying series fund portfolio                                            Ten Year or, if less,
 was added to the Separate Account)                       One Year            Five Year         Since Inception
                                                       Surrender Policy    Surrender Policy     Surrender Policy

-------------------------------------------------------------------------------------------------------------------
ALGER
o        Alger American Growth (8/26/96)                  -46.06                -7.26                -0.54
o        Alger American MidCap Growth (8/26/96)           -42.65                -1.92                 1.81
o        Alger American Small Capitalization (8/26/96)    -39.37               -19.50               -14.30
CALVERT PORTFOLIOS
o        CVS Social Balanced (8/26/96)                    -25.48                -6.39                -0.85
o        CVS Social International Equity (5/1/97)         -28.25               -11.93                -8.62
o        CVS Social Mid Cap Growth (5/1/97)               -41.35                -7.85                -2.33
o        CVS Social Small Cap Growth (8/26/96)            -35.75                -6.63                -6.15
FIDELITY (Service Class 2)
o        VIP Contrafund(R)(5/1/2000)                      -22.96                  N/A               -22.62
o        VIP Equity-Income (5/1/2000)                     -30.42                  N/A               -16.58
o        VIP High Income (5/1/2000)                       -10.23                  N/A               -22.90
NEUBERGER BERMAN
o        AMT Growth (8/26/96)                             -44.25               -23.34               -12.45
o        AMT Limited Maturity Bond (8/26/96)               -8.21                -0.71                 0.30
o        AMT Partners (5/1/2000)                          -37.32                  N/A               -21.64
OPPENHEIMERFUNDS
o        Aggressive Growth /VA (5/1/97)                   -40.92                -9.66                -3.72
o        Capital Appreciation /VA (5/1/97)                -40.00                -4.34                 0.14
o        High Income /VA (5/1/97)                         -15.85                -7.17                -4.23
o        Main Street Growth & Income /VA (5/1/97)         -32.04               -11.35                -4.66
o        Strategic Bond /VA (5/1/97)                       -6.13                -2.15                -0.50
SCUDDER
o        VIT Equity 500 Index (5/1/2000)                  -35.52                  N/A               -29.70
o        VIT Small Cap Index (5/1/2000)                   -33.81                  N/A               -21.41
o        VIT EAFE(R)Equity Index (5/1/2000)               -34.81                  N/A               -36.49
TEMPLETON (Class 2)
o        Global Asset Allocation (5/1/2000)               -31.81                  N/A               -24.35
o        Foreign Securities (5/1/2000)                    -17.82                  N/A               -15.69
VAN ECK
o        Worldwide Hard Assets (8/26/96)                  -16.30               -17.44               -16.60
-------------------------------------------------------------------------------------------------------------------

                                     SAI:3

The non-standardized average annual total returns that each Subaccount (except any Money Market Subaccount) would have achieved if it had been invested in the corresponding series fund portfolio for the periods indicated, calculated in a manner similar to standardized average annual total return (more recent returns may be more or less than the stated returns due to market volatility) are:

NON-STANDARDIZED "ADJUSTED HISTORICAL" AVERAGE ANNUAL TOTAL RETURN FOR PERIOD ENDING ON 12/31/2002

(Reflects current base Policy charges that are applicable to the Separate Account only; e.g., no Policy fee, and no withdrawal charges. Also reflects experience of the Subaccount underlying portfolio for periods beyond the Subaccount's own inception date.) (Computed on the same basis as Standardized total return except no Policy fee is reflected, and no withdrawal charges are reflected since the Policy is intended for long term investment.) Reflects these current expenses deducted daily from Policy Separate Account assets to equal the annual % shown: mortality and expense risk charge of 1.25%, and administrative expense charge of 0.10%.

-------------------------------------------------------------------------------------------------------------------
Subaccount (inception date of underlying series fund                                         Ten Year or, if less,
portfolio where Subaccount has less than 10 year's        One Year           Five Year         Since Inception
experience.)                                          Continue Policy     Continue Policy      Continue Policy
-------------------------------------------------------------------------------------------------------------------
ALGER
o        Alger American Growth (1/9/89)                   -33.84                -1.32                 7.78
o        Alger American MidCap Growth (5/3/93)            -30.40                 3.02                10.92
o        Alger American Small Capitalization (9/21/88)    -27.08               -10.02                 0.02
CALVERT PORTFOLIOS
o        CVS Social Balanced (9/2/86)                     -13.28                -0.62                 5.22
o        CVS Social International Equity (6/30/92)        -16.04                -4.86                 2.97
o        CVS Social Mid Cap Growth (7/16/91)              -29.11                -1.74                 4.41
o        CVS Social Small Cap Growth (3/15/95)            -23.57                -0.83                 2.72
FIDELITY (Service Class 2)
o        VIP Contrafund(R)(1/3/95)                        -10.76                -0.60                 8.78
o        VIP Equity-Income (10/9/86)                      -18.12                -2.87                 7.32
o        VIP High Income (9/19/85)                          1.97                -8.67                 1.32
NEUBERGER BERMAN
o        AMT Growth (9/10/84)                             -32.08               -12.44                -0.97
o        AMT Limited Maturity Bond (9/10/84)                3.97                 3.96                 4.11
o        AMT Partners (3/22/94)                           -25.09                -7.21                 4.59
OPPENHEIMERFUNDS
o        Aggressive Growth /VA (8/15/86)                  -28.73                -3.16                 5.28
o        Capital Appreciation /VA (4/3/85)                -27.78                 1.00                 8.74
o        High Income /VA (4/30/86)                         -3.64                -1.24                 5.29
o        Main Street Growth & Income /VA (7/5/95)         -20.07                -4.48                 7.29
o        Strategic Bond /VA (5/3/93)                        6.04                 2.76                 4.41
SCUDDER
o        VIT Equity 500 Index (1/9/89)                    -23.31                -2.10                -1.75
o        VIT Small Cap Index (11/15/88)                   -21.68                -3.83                -2.76
o        VIT EAFE Equity Index (5/3/93)                   -22.74                -6.56                -7.32
TEMPLETON (Class 2)
o        Global Asset Allocation (8/31/88)                -19.61                -4.41                 5.80
o        Foreign Securities (5/1/92)                       -5.63                 0.35                 6.88
VAN ECK
o        Worldwide Hard Assets (9/1/89)                    -4.09                -8.72                 1.01
-------------------------------------------------------------------------------------------------------------------

Yields
We may advertise the current annualized yield for a 30-day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30-day period. Because this yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:
                            YIELD=2[(a - b +1)6 - 1]
                                       cd
Where a=net investment income earned during the period by the portfolio company attributable to shares owned by the Subaccount, b=expenses accrued for the period (net of reimbursements), c=the average daily number of Accumulation Units outstanding during the period, and d=the maximum offering price per Accumulation Unit on the last day of the period. The yield reflects the base Policy mortality and expense risk fee and administrative expense charge. Net investment income will be determined according to rules established by the SEC. The yield assumes an average Policy size of $75,000, so no Policy fee is currently applicable, and also assumes the Policy will continue (since the Policy is intended for long term investment) so does not reflect any withdrawal charge.

                                     SAI:4

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

Any current yield quotations of the Calvert CVS Social Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period. The Calvert Social Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The Calvert Social Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

                             As of 12/31/2002
      Reflecting current charges                   Yield     Effective Yield
      Calvert CVS Social Money Market Subacccount  -0.31%        -0.31%

The Calvert CVS Social Money Market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy owner's investment in the Calvert CVS Social Money Market Subaccount nor that Subaccount's investment in the Calvert CVS Social Money Market series fund portfolio is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

                           ADDITIONAL TAX INFORMATION

NOTE: This information should not be substituted for the advice of a personal tax advisor. We do not make any guarantee regarding the tax status of any Policy or transaction involving the Policy. Purchasers bear the complete risk that the Policy may not be treated as "annuity contracts" under federal income tax laws. The following discussion is not exhaustive and special rules not described in the Policy prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General
Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in Policy value until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total withdrawal or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Policy. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the Policy's cost basis is withdrawn. For Policies issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payment based on a fixed annuity income option (paid in periodic installments over a period of more than one year) is determined by multiplying the payment by the ratio that the cost basis of the Policy (the amount of the investment adjusted for any period certain or refund feature) bears to the expected return under the Policy. Payments received after the investment in the Policy has been recovered (i.e. when the total of the excludable amounts equals the investment in the Policy) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of

                                     SAI:5
qualified plans there may be no cost basis in the Policy within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under a Policy should seek competent financial advice about the tax consequences of distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us.

Withholding Tax on Distributions
The Code generally requires us (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from Policies issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a), 403(a), or 457 of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Policy other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification
Section 817(h) of the Code provides that in order for a variable annuity policy based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such policy must be "adequately diversified." The Treasury regulations issued under Section 817(h) (Treas. Reg. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Separate Account. The Separate Account, through the series funds and their portfolios, intends to comply with those diversification requirements. We and the series funds have entered into agreements regarding participation in the series funds that require the series funds and their portfolios to comply with the Treasury regulations.

Owner Control
The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Policy owner control of the investments of the Separate Account will cause the Policy owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the contract prior to receipt of payments under the Policy.

                                     SAI:6

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Multiple Contracts
The Code provides that multiple annuity contracts which are acquired for a single consideration, such as an obligation to pay an annuity to an individual for his life, accompanied by an obligation to pay an annuity to a separate individual for his life, there being a single consideration paid for both obligations (whether paid by one or more persons in equal or different amounts, and whether paid in a single sum or otherwise) are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Partial 1035 Exchanges
Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service has stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area, Owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other than Natural Persons
Under Section 72(u) of the Code, the investment earnings on policy premiums will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such policies generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to policies held by a trust or other entity as an agent for a natural person nor to policies held by certain qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Policy to be owned by a non-natural person.

Death Benefits
Any death benefits paid under the Policy are taxable to the beneficiary. The rules governing the taxation of payments from an annuity policy, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply. To be treated as an annuity contract, a contract must provide that: (1) if any holder dies: (a) on or after the annuity starting date, and (b) before the entire interest in the contract has been distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if the holder dies before the annuity starting date the entire interest must be distributed within five years of his death. If the beneficiary is the surviving spouse of the contract holder, then the surviving spouse will be considered the contract holder, making it possible to continue the deferral of tax on the accrued and future income under the contract until payments are made to the surviving spouse.

Tax Treatment of Assignments
An assignment or pledge of a Policy may have tax consequences, and may also be prohibited by the Code (particularly for tax-qualified plans) and ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Policy.

Qualified Plans
The Policy offered by the Prospectus is designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Policies issued to fund the plan.

                                     SAI:7

Tax Treatment of Withdrawals

                               Non-Qualified Plans
Section 72 of the Code governs treatment of distributions from annuity policies. It provides that if the policy value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982; or under certain other limited circumstances set forth in Code Section 72(q)(2).

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

                                 Qualified Plans
In the case of a withdrawal under a qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified Policy. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 401 (Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (IRAs) and 457 (governmental plans). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Policy; (8) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the policy owner or annuitant (as applicable) and his or her spouse and dependents if the policy owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the policy owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (10) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first home buyer distributions (as defined in Section 72(t)(8) of the Code). The exception stated in items (4) and (6) above does not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax

                                     SAI:8
which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Effective January 1, 1993, such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Types of Qualified Plans
The Policy is designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the policies issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Policy, unless we specifically consent to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policy comply with applicable law.

A qualified Policy will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Policy has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. The following are general descriptions of the types of qualified plans with which annuity policies may be used. Refer to the Policy and Prospectus to determine those qualified plans with which this Policy may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Policy issued under a qualified plan.

Policies issued pursuant to qualified plans include special provisions restricting Policy provisions that may otherwise be available as described herein. Generally, Policies issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified policies. (See "Tax Treatment of Withdrawals - Qualified Contracts" above.)

                                     SAI:9

Federal law requires that optional annuity benefits provided under an employer's deferred compensation plan do not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Policies sold by the Company in connection with certain qualified plans will utilize tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Tax-Sheltered Annuities
Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Policy for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Policy. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are allowed under this Policy. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Individual Retirement Annuities
Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of Policies for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Policies to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs
Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Contributions to a Roth IRA are limited to a maximum of $3,000 per year for tax years 2003 and 2004. The contribution limit is increased to $4,000 for tax years 2005 through 2007 and $5,000 for 2008 and thereafter. For individuals who have reached the age of 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2003 through 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter. These payments are non-deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. The annual limitations continue to apply to all of the taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless (a) the individual is not married and has adjusted gross income over $100,000, (b) the individual is married and together with his or her spouse, they have adjusted gross income of over $100,000, or (c) the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

Pension and Profit-Sharing Plans
Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Policy to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the

                                     SAI:10
particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Non-Qualified Deferred Compensation Plans -Section 457
Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation Plans under Section 457 of the Code. The amounts deferred under a plan which meet the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. In some circumstances, a Section 457 governmental plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. No catch-up contributions are permitted under a non-governmental Section 457 Plan. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of a plan of a governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 20, 1996 may be amended to satisfy the trust and exclusive benefit requirement any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a plan of a governmental employer if the plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a plan are prohibited under Section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a plan under Section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis. Rather, the deferred compensation is taxable to the participant on the earliest date that the amounts are distributed or made available to the participant, regardless of whether the participant elects to begin receiving distributions.

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement of Additional Information. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. Information in the prospectus and this Statement are intended to be summaries. For a complete description of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's Web site at www.sec.gov, select EDGAR and type in "Acacia" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)

                          SERVICE MARKS AND COPYRIGHTS

"Allocator 2000" is a registered trademark of Acacia Life Insurance Company. The Policy and Policy prospectus are copyrighted by Acacia Life Insurance Company.

                              FINANCIAL STATEMENTS

Our financial statements follow this page of this Statement. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                     SAI:11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Acacia National Life Insurance Company
Bethesda, Maryland

We have audited the accompanying statements of net assets of each of the subaccounts listed in Note 1 which comprise Acacia National Variable Annuity Separate Account II as of December 31, 2002, and the related statements of operations and changes in net assets for each of the periods in the two year period then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2002, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting Acacia National Variable Annuity Separate Account II as of December 31, 2002, and the results of their operations and changes in net assets for each of the periods in the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP


Lincoln, Nebraska
April 1, 2003

                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2002

ASSETS
INVESTMENTS AT FAIR VALUE:

    Calvert Variable Series, Inc. Calvert Portfolios (Calvert):
       CVS Social Money Market Portfolio (Money Market) -
         2,000,594.950 shares at $1.00 per share (cost $2,000,595)                  $   2,000,595
            Dividends Receivable                                                              108
                                                                                   ---------------
               Total                                                                               $      2,000,703
       CVS Social Balanced Portfolio (Balanced) -
         369,071.197 shares at $1.500 per share (cost $738,363)                                             553,607
       CVS Social Small Cap Growth Portfolio (Small Cap) -
         27,180.619 shares at $11.03 per share (cost $361,266)                                              299,802
       CVS Social Mid Cap Growth Portfolio (Mid Cap) -
         15,288.866 shares at $18.31 per share (cost $438,883)                                              279,939
       CVS Social International Equity Portfolio (International) -
         36,470.248 shares at $10.92 per share (cost $689,167)                                              398,255
    The Alger American Fund (Alger):
       Alger American Growth Portfolio (Growth) -
         64,347.287 shares at $24.63 per share (cost $3,053,618)                                          1,584,874
       Alger American MidCap Growth Portfolio (MidCap) -
         66,914.123 shares at $12.45 per share (cost $1,607,594)                                            833,081
       Alger American Small Capitalization Portfolio (Small Cap) -
         39,314.936 shares at $12.21 per share (cost $1,158,538)                                            480,035
    Deutsche Asset Management VIT Funds (Deutsche):
       VIT EAFE Equity Index Fund (EAFE Equity) -
         70,117.585 shares at $6.47 per share (cost $769,814)                                               453,661
       VIT Equity 500 Index Fund (Equity 500) -
         159,211.811 shares at $9.20 per share (cost $2,259,535)                                          1,464,749
       VIT Small Cap Index Fund (Small Cap) -
         30,459.924 shares at $8.45 per share (cost $330,618)                                               257,386
    Dreyfus Family of Funds (Dreyfus):
       Stock Index Fund (Stock) -
         80,086.896 shares at $22.47 per share (cost $2,448,519)                                          1,799,553
    Variable Insurance Products (Fidelity):
       VIP Equity-Income Portfolio: Service Class 2 (Equity-Income SC2) -
         35,682.654 shares at $18.00 per share (cost $806,337)                                              642,288
       VIP High Income Portfolio: Service Class 2 (High Income SC2) -
         19,055.100 shares at $5.87 per share (cost $131,464)                                               111,853
       VIP Contrafund Portfolio: Service Class 2 (Contrafund SC2) -
         2,843.429 shares at $17.95 per share (cost $61,360)                                                 51,040


                                      FS-2

                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2002

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

    Franklin Templeton Variable Insurance Products Trust (Franklin Templeton):
       Templeton Global Asset Allocation Fund Class 2 (Asset Strategy) -
         1,202.985 shares at $14.49 per share (cost $18,713)                                       $         17,431
       Templeton Foreign Securities Fund Class 2 (Intl. Securities) -
         26,347.072 shares at $9.42 per share (cost $343,897)                                               248,189
    Neuberger Berman Advisers Management Trust (Neuberger Berman):
       AMT Limited Maturity Bond Portfolio (Limited Maturity Bond) -
         184,481.565 shares at $13.50 per share (cost $2,436,097)                                         2,490,501
       AMT Growth Portfolio (Growth) -
         66,094.393 shares at $7.93 per share (cost $1,029,055)                                             524,129
       AMT Partners Portfolio (Partners) -
         39,486.405 shares at $11.40 per share (cost $606,894)                                              450,145
    Van Eck Worldwide Insurance Trust (Van Eck):
       Worldwide Hard Assets Fund (Hard Assets) -
         25,522.356 shares at $10.30 per share (cost $296,555)                                              262,880
    Oppenheimer Variable Account Funds (Oppenheimer):
       Capital Appreciation Fund/VA (Capital Appreciation) -
         26,578.625 shares at $26.62 per share (cost $997,007)                                              707,523
       Aggressive Growth Fund/VA (Aggressive Growth) -
         13,894.821 shares at $29.23 per share (cost $755,620)                                              406,146
       Main Street Growth & Income Fund/VA (Growth & Income) -
         70,794.840 shares at $15.32 per share (cost $1,497,262)                                          1,084,577
       High Income Fund/VA (High Income) -
         57,342.245 shares at $7.51 per share (cost $530,999)                                               430,640
       Strategic Bond Fund/VA (Strategic Bond) -
         173,937.388 shares at $4.57 per share (cost $805,679)                                              794,894
                                                                                                  ------------------

    NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                                                 $     18,627,881
                                                                                                  ==================



The accompanying notes are an integral part of these financial statements.

                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Calvert
                                                                             ---------------------------------------

                                                                                          Money Market

                                                                             ---------------------------------------
                                                                                     2002                 2001
                                                                             ------------------   ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $        101,487     $        338,861
   Mortality and expense risk charge                                                   (87,369)            (116,370)
                                                                             ------------------   ------------------
Net investment income(loss)                                                             14,118              222,491
                                                                             ------------------   ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----                 ----
   Net realized gain(loss) on sale of fund shares                                         ----                 ----
                                                                             ------------------   ------------------
Net realized gain(loss)                                                                   ----                 ----
                                                                             ------------------   ------------------

Change in unrealized appreciation/depreciation                                            ----                 ----
                                                                             ------------------   ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $         14,118     $        222,491
                                                                             ==================   ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $         14,118     $        222,491
   Net realized gain(loss)                                                                ----                 ----
   Net change in unrealized appreciation/depreciation                                     ----                 ----
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      14,118              222,491
                                                                             ------------------   ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                               2,030,494           11,735,510
   Subaccounts transfers (including fixed account), net                                515,779          (12,787,328)
   Transfers for policyowner benefits and terminations                              (1,200,214)            (757,950)
   Policyowner maintenance charges                                                      (5,148)              (4,600)
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions                                 1,340,911           (1,814,368)
                                                                             ------------------   ------------------

Reinsurance transfers (Note 4)                                                      (7,051,421)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                              (5,696,392)          (1,591,877)
Net assets at beginning of period                                                    7,697,095            9,288,972
                                                                             ------------------   ------------------
Net assets at end of period                                                   $      2,000,703     $      7,697,095
                                                                             ==================   ==================

The accompanying notes are an integral part of these financial statements.


                                                     Calvert

--------------------------------------------------------------------------------------------------------------------

              Balanced                               Small Cap                               Mid Cap
-------------------------------------- ------------------- ------------------ --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

 $         16,262    $        113,708   $          5,036   $           ----    $           ----   $           ----
          (29,246)            (35,274)           (17,605)           (18,287)            (17,512)           (23,595)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (12,984)             78,434            (12,569)           (18,287)            (17,512)           (23,595)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----              55,399              6,234             28,288                ----            128,660
         (710,258)            (25,279)          (184,911)            19,882            (736,300)           (24,586)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
         (710,258)             30,120           (178,677)            48,170            (736,300)           104,074
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

          329,310            (343,283)          (240,691)           104,386             173,790           (342,267)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $       (393,932)   $       (234,729)  $       (431,937)  $        134,269    $       (580,022)  $       (261,788)
=================== ================== =================== ================== ================== ===================



 $        (12,984)   $         78,434   $        (12,569)  $        (18,287)   $        (17,512)  $        (23,595)
         (710,258)             30,120           (178,677)            48,170            (736,300)           104,074
          329,310            (343,283)          (240,691)           104,386             173,790           (342,267)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

         (393,932)           (234,729)          (431,937)           134,269            (580,022)          (261,788)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


          148,592             106,821             24,069             47,012              35,341             53,888
         (379,562)            572,076             37,484            278,291            (214,824)           451,956
          (41,095)            (35,056)           (39,275)           (71,676)            (86,409)           (30,290)
           (1,185)             (1,013)              (956)              (524)               (808)              (860)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
         (273,250)            642,828             21,322            253,103            (266,700)           474,694
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (1,812,897)               ----           (941,659)              ----            (851,560)              ----
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (2,480,079)            408,099         (1,352,274)           387,372          (1,698,282)           212,906
        3,033,686           2,625,587          1,652,076          1,264,704           1,978,221          1,765,315
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $        553,607    $      3,033,686   $        299,802   $      1,652,076    $        279,939   $      1,978,221
=================== ================== =================== ================== ================== ===================

                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Calvert
                                                                             ---------------------------------------

                                                                                         International
                                                                             ---------------------------------------
                                                                                    2002                2001
                                                                             -------------------  ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $           ----     $          1,938
   Mortality and expense risk charge                                                   (18,406)             (27,240)
                                                                             -------------------  ------------------
Net investment income(loss)                                                            (18,406)             (25,302)
                                                                             -------------------  ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----              209,041
   Net realized gain(loss) on sale of fund shares                                     (995,385)            (196,847)
                                                                             -------------------  ------------------
Net realized gain(loss)                                                               (995,385)              12,194
                                                                             -------------------  ------------------

Change in unrealized appreciation/depreciation                                         726,982             (631,923)
                                                                             -------------------  ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $       (286,809)    $       (645,031)
                                                                             ===================  ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $        (18,406)    $        (25,302)
   Net realized gain(loss)                                                            (995,385)              12,194
   Net change in unrealized appreciation/depreciation                                  726,982             (631,923)
                                                                             -------------------  ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (286,809)            (645,031)
                                                                             -------------------  ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                  31,934               78,630
   Subaccounts transfers (including fixed account), net                                (13,921)            (143,668)
   Transfers for policyowner benefits and terminations                                 (85,348)            (176,760)
   Policyowner maintenance charges                                                        (678)                (705)
                                                                             -------------------  ------------------
Net increase(decrease) from policyowner transactions                                   (68,013)            (242,503)
                                                                             -------------------  ------------------

Reinsurance transfers (Note 4)                                                      (1,021,564)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                              (1,376,386)            (887,534)
Net assets at beginning of period                                                    1,774,641            2,662,175
                                                                             -------------------  ------------------
Net assets at end of period                                                   $        398,255     $      1,774,641
                                                                             ===================  ==================

The accompanying notes are an integral part of these financial statements.

                                                      Alger
--------------------------------------------------------------------------------------------------------------------

               Growth                                 MidCap                                Small Cap
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

 $          4,064    $         30,173   $           ----   $           ----    $           ----   $          2,403
         (111,177)           (167,821)           (57,108)           (81,132)            (35,373)           (60,135)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
         (107,113)           (137,648)           (57,108)           (81,132)            (35,373)           (57,732)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----           1,636,124               ----          2,607,252                ----               ----
       (6,734,078)           (404,793)        (3,583,225)          (221,058)         (4,367,162)          (670,020)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
       (6,734,078)          1,231,331         (3,583,225)         2,386,194          (4,367,162)          (670,020)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

        2,836,481          (2,979,840)         1,834,067         (2,857,655)          3,361,423         (1,086,861)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $     (4,004,710)   $     (1,886,157)  $     (1,806,266)  $       (552,593)   $     (1,041,112)  $     (1,814,613)
=================== ================== =================== ================== ================== ===================




 $       (107,113)   $       (137,648)  $        (57,108)  $        (81,132)   $        (35,373)  $        (57,732)
       (6,734,078)          1,231,331         (3,583,225)         2,386,194          (4,367,162)          (670,020)
        2,836,481          (2,979,840)         1,834,067         (2,857,655)          3,361,423         (1,086,861)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (4,004,710)         (1,886,157)        (1,806,266)          (552,593)         (1,041,112)        (1,814,613)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


          250,284             741,832             87,051            304,052              60,871            118,004
       (1,060,032)            888,755           (600,456)           559,650          (1,075,484)           291,786
         (627,548)           (494,615)          (357,208)          (156,266)           (320,184)          (153,264)
           (6,849)             (7,595)            (3,478)            (3,316)             (2,080)            (2,441)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
       (1,444,145)          1,128,377           (874,091)           704,120          (1,336,877)           254,085
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (5,674,237)               ----         (2,995,501)              ----          (1,479,056)              ----
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

      (11,123,092)           (757,780)        (5,675,858)           151,527          (3,857,045)        (1,560,528)
       12,707,966          13,465,746          6,508,939          6,357,412           4,337,080          5,897,608
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $      1,584,874    $     12,707,966   $        833,081   $      6,508,939    $        480,035   $      4,337,080
=================== ================== =================== ================== ================== ===================

                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Deutsche
                                                                             ---------------------------------------

                                                                                          EAFE Equity
                                                                             ---------------------------------------
                                                                                   2002                 2001
                                                                             ------------------   ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $          7,323     $           ----
   Mortality and expense risk charge                                                   (32,007)             (43,610)
                                                                             ------------------   ------------------
Net investment income(loss)                                                            (24,684)             (43,610)
                                                                             ------------------   ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----                 ----
   Net realized gain(loss) on sale of fund shares                                   (1,637,079)            (118,690)
                                                                             ------------------   ------------------
Net realized gain(loss)                                                             (1,637,079)            (118,690)
                                                                             ------------------   ------------------

Change in unrealized appreciation/depreciation                                         978,779             (859,913)
                                                                             ------------------   ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $       (682,984)    $     (1,022,213)
                                                                             ==================   ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $        (24,684)    $        (43,610)
   Net realized gain(loss)                                                          (1,637,079)            (118,690)
   Net change in unrealized appreciation/depreciation                                  978,779             (859,913)
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (682,984)          (1,022,213)
                                                                             ------------------   ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                  55,193              158,431
   Subaccounts transfers (including fixed account), net                               (332,265)             536,284
   Transfers for policyowner benefits and terminations                                (157,904)             (69,164)
   Policyowner maintenance charges                                                      (2,285)              (1,950)
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions                                  (437,261)             623,601
                                                                             ------------------   ------------------

Reinsurance transfers (Note 4)                                                      (1,803,511)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                              (2,923,756)            (398,612)
Net assets at beginning of period                                                    3,377,417            3,776,029
                                                                             ------------------   ------------------
Net assets at end of period                                                   $        453,661     $      3,377,417
                                                                             ==================   ==================

The accompanying notes are an integral part of these financial statements.


                                  Deutsche                                                   Dreyfus
----------------------------------------------------------------------------- --------------------------------------

             Equity 500                              Small Cap                                Stock
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

 $         16,785    $         86,390   $          2,054   $          8,714    $         55,539   $         70,003
          (96,018)           (129,683)           (13,134)           (17,650)            (57,700)           (84,528)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (79,233)            (43,293)           (11,080)            (8,936)             (2,161)           (14,525)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----               9,004                154             70,154                ----             31,469
       (3,651,853)           (153,385)          (293,445)           (15,080)           (944,974)            12,707
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
       (3,651,853)           (144,381)          (293,291)            55,074            (944,974)            44,176
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

        1,399,032          (1,281,772)            20,758            (30,173)           (373,478)        (1,017,616)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $     (2,332,054)   $     (1,469,446)  $       (283,613)  $         15,965    $     (1,320,613)  $       (987,965)
=================== ================== =================== ================== ================== ===================




 $        (79,233)   $        (43,293)  $        (11,080)  $         (8,936)   $         (2,161)  $        (14,525)
       (3,651,853)           (144,381)          (293,291)            55,074            (944,974)            44,176
        1,399,032          (1,281,772)            20,758            (30,173)           (373,478)        (1,017,616)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (2,332,054)         (1,469,446)          (283,613)            15,965          (1,320,613)          (987,965)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


          238,774             606,173             42,449             65,916                ----               ----
         (667,864)          1,756,266           (399,875)            61,788            (484,055)          (649,732)
         (587,952)           (368,246)           (62,436)           (32,451)           (219,796)          (151,646)
           (6,712)             (6,503)            (1,203)              (914)             (2,164)            (2,619)
------------------- ------------------ ------------------- ------------------- ------------------ -------------------
       (1,023,754)          1,987,690           (421,065)            94,339            (706,015)          (803,997)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (5,415,612)               ----           (526,259)              ----          (2,111,335)              ----
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (8,771,420)            518,244         (1,230,937)           110,304          (4,137,963)        (1,791,962)
       10,236,169           9,717,925          1,488,323          1,378,019           5,937,516          7,729,478
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $      1,464,749    $     10,236,169   $        257,386   $      1,488,323    $      1,799,553   $      5,937,516
=================== ================== =================== ================== ================== ===================



                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                              Fidelity
                                                               ---------------------------------------

                                                                         Equity-Income SC2
                                                               ---------------------------------------
                                                                      2002                2001
                                                               -------------------  ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                              $         56,100     $         34,730
   Mortality and expense risk charge                                     (36,385)             (33,638)
                                                               -------------------  ------------------
Net investment income(loss)                                               19,715                1,092
                                                               -------------------  ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                        80,850               99,955
   Net realized gain(loss) on sale of fund shares                       (797,755)             (17,988)
                                                               -------------------  ------------------
Net realized gain(loss)                                                 (716,905)              81,967
                                                               -------------------  ------------------

Change in unrealized appreciation/depreciation                           (64,070)            (251,622)
                                                               -------------------  ------------------

Net increase(decrease) in net assets resulting
   from operations                                              $       (761,260)    $       (168,563)
                                                               ===================  ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                  $         19,715     $          1,092
   Net realized gain(loss)                                              (716,905)              81,967
   Net change in unrealized appreciation/depreciation                    (64,070)            (251,622)
                                                               -------------------  ------------------
Net increase(decrease) in net assets resulting
   from operations                                                      (761,260)            (168,563)
                                                               -------------------  ------------------

Net increase(decrease) from policyowner transactions:

   Payments received from policyowners                                   128,005              207,948
   Subaccounts transfers (including fixed account), net                  (49,702)           1,575,399
   Transfers for policyowner benefits and terminations                  (179,688)             (65,729)
   Policyowner maintenance charges                                        (2,038)              (1,412)
                                                               -------------------  ------------------
Net increase(decrease) from policyowner transactions                    (103,423)           1,716,206
                                                               -------------------  ------------------

Reinsurance transfers (Note 4)                                        (2,089,020)                ----
                                                               ------------------   ------------------

Total increase(decrease) in net assets                                (2,953,703)           1,547,643
Net assets at beginning of period                                      3,595,991            2,048,348
                                                               -------------------  ------------------
Net assets at end of period                                     $        642,288     $      3,595,991
                                                               ===================  ==================

The accompanying notes are an integral part of these financial statements.

                                  Fidelity                                             Franklin Templeton

----------------------------------------------------------------------------- --------------------------------------

           High Income SC2                        Contrafund SC2                         Asset Strategy
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

 $         22,820    $         20,040   $          5,195   $          6,207    $          1,200   $            412
           (2,354)             (2,629)            (8,732)            (9,825)               (932)              (483)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
           20,466              17,411             (3,537)            (3,618)                268                (71)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----                ----               ----             23,276                ----              2,948
          (49,065)            (28,387)          (232,208)           (43,257)            (12,200)              (726)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (49,065)            (28,387)          (232,208)           (19,981)            (12,200)             2,222
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

           28,276             (18,627)           128,590            (98,544)              3,267             (5,096)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $           (323)   $        (29,603)  $       (107,155)  $       (122,143)   $         (8,665)  $         (2,945)
=================== ================== =================== ================== ================== ===================




 $         20,466    $         17,411   $         (3,537)  $         (3,618)   $            268   $            (71)
          (49,065)            (28,387)          (232,208)           (19,981)            (12,200)             2,222
           28,276             (18,627)           128,590            (98,544)              3,267             (5,096)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

             (323)            (29,603)          (107,155)          (122,143)             (8,665)            (2,945)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


            3,358               3,503              5,699             13,432               3,371              7,273
          (23,989)            145,945            347,299            (52,687)             55,979             26,929
          (13,377)             (4,657)           (69,150)           (13,326)            (13,449)              (915)
             (132)                (65)              (454)              (282)               (123)               (45)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (34,140)            144,726            283,394            (52,863)             45,778             33,242
------------------- ------------------ -------------------------------------- ------------------ -------------------

         (133,460)               ----           (830,465)              ----             (82,649)              ----
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

         (167,923)            115,123           (654,226)          (175,006)            (45,536)            30,297
          279,776             164,653            705,266            880,272              62,967             32,670
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $        111,853    $        279,776   $         51,040   $        705,266    $         17,431   $         62,967
=================== ================== =================== ================== ================== ===================

                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                       Franklin Templeton
                                                                             ---------------------------------------

                                                                                        Intl. Securities
                                                                             ---------------------------------------
                                                                                   2002                 2001
                                                                             ------------------   ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $         14,927     $         18,584
   Mortality and expense risk charge                                                    (9,759)              (8,025)
                                                                             ------------------   ------------------
Net investment income(loss)                                                              5,168               10,559
                                                                             ------------------   ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----              146,163
   Net realized gain(loss) on sale of fund shares                                     (410,165)             (28,379)
                                                                             ------------------   ------------------
Net realized gain(loss)                                                               (410,165)             117,784
                                                                             ------------------   ------------------

Change in unrealized appreciation/depreciation                                         152,651             (248,038)
                                                                             ------------------   ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $       (252,346)    $       (119,695)
                                                                             ==================   ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $          5,168     $         10,559
   Net realized gain(loss)                                                            (410,165)             117,784
   Net change in unrealized appreciation/depreciation                                  152,651             (248,038)
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (252,346)            (119,695)
                                                                             ------------------   ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                  11,643               21,162
   Subaccounts transfers (including fixed account), net                                773,895              111,514
   Transfers for policyowner benefits and terminations                                 (47,424)              (2,823)
   Policyowner maintenance charges                                                        (610)                (324)
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions                                   737,504              129,529
                                                                             ------------------   ------------------

Reinsurance transfers (Note 4)                                                        (859,461)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                                (374,303)               9,834
Net assets at beginning of period                                                      622,492              612,658
                                                                             ------------------   ------------------
Net assets at end of period                                                   $        248,189     $        622,492
                                                                             ==================   ==================

The accompanying notes are an integral part of these financial statements.

                                                 Neuberger Berman
--------------------------------------------------------------------------------------------------------------------

        Limited Maturity Bond                         Growth                                Partners
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

 $        432,344    $        478,620   $           ----   $           ----    $         12,218   $          9,865
         (113,122)           (107,947)           (23,651)           (30,772)            (25,640)           (33,508)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          319,222             370,673            (23,651)           (30,772)            (13,422)           (23,643)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----                ----               ----          1,162,276                ----             93,719
          135,898             (20,745)        (2,025,223)          (304,573)           (629,978)           (26,340)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          135,898             (20,745)        (2,025,223)           857,703            (629,978)            67,379
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

         (105,645)            228,086          1,269,555         (1,777,359)            (25,129)          (156,901)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $        349,475    $        578,014   $       (779,319)  $       (950,428)   $       (668,529)  $       (113,165)
=================== ================== =================== ================== ================== ===================




 $        319,222    $        370,673   $        (23,651)  $        (30,772)   $        (13,422)  $        (23,643)
          135,898             (20,745)        (2,025,223)           857,703            (629,978)            67,379
         (105,645)            228,086          1,269,555         (1,777,359)            (25,129)          (156,901)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

          349,475             578,014           (779,319)          (950,428)           (668,529)          (113,165)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


          178,130             307,677             33,238             72,917              71,875            133,684
        3,682,234             790,179            720,050            392,119              30,175             11,189
         (917,024)           (456,940)          (163,801)           (72,060)           (156,218)           (67,607)
           (6,646)             (4,234)            (1,345)            (1,242)             (2,039)            (1,723)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
        2,936,694             636,682            588,142            391,734             (56,207)            75,543
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (9,780,472)               ----         (1,556,283)              ----          (1,462,851)              ----
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (6,494,303)          1,214,696         (1,747,460)          (558,694)         (2,187,587)           (37,622)
        8,984,804           7,770,108          2,271,589          2,830,283           2,637,732          2,675,354
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $      2,490,501    $      8,984,804   $        524,129   $      2,271,589    $        450,145   $      2,637,732
=================== ================== =================== ================== ================== ===================

                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                             Strong
                                                                             ---------------------------------------

                                                                                      International Stock
                                                                             ---------------------------------------
                                                                                   2002                 2001
                                                                             ------------------   ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $         11,853     $           ----
   Mortality and expense risk charge                                                    (2,650)              (7,777)
                                                                             ------------------   ------------------
Net investment income(loss)                                                              9,203               (7,777)
                                                                             ------------------   ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----               22,516
   Net realized gain(loss) on sale of fund shares                                     (257,514)             (86,082)
                                                                             ------------------   ------------------
Net realized gain(loss)                                                               (257,514)             (63,566)
                                                                             ------------------   ------------------

Change in unrealized appreciation/depreciation                                         219,673             (106,260)
                                                                             ------------------   ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $        (28,638)    $       (177,603)
                                                                             ==================   ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $          9,203     $         (7,777)
   Net realized gain(loss)                                                            (257,514)             (63,566)
   Net change in unrealized appreciation/depreciation                                  219,673             (106,260)
                                                                             ------------------   ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                     (28,638)            (177,603)
                                                                             ------------------   ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                    ----                 ----
   Subaccounts transfers (including fixed account), net                               (415,955)            (223,221)
   Transfers for policyowner benefits and terminations                                  (4,044)             (31,073)
   Policyowner maintenance charges                                                         (93)                (228)
                                                                             ------------------   ------------------
Net increase(decrease) from policyowner transactions                                  (420,092)            (254,522)
                                                                             ------------------   ------------------

Reinsurance transfers (Note 4)                                                            ----                 ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                                (448,730)            (432,125)
Net assets at beginning of period                                                      448,730              880,855
                                                                             ------------------   ------------------
Net assets at end of period                                                   $           ----     $        448,730
                                                                             ==================   ==================

The accompanying notes are an integral part of these financial statements.



               Strong                                 Van Eck                              Oppenheimer
-------------------------------------- -------------------------------------- --------------------------------------

              Discovery                             Hard Assets                       Capital Appreciation
-------------------------------------- ------------------- ------------------ --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $           ----    $            481   $         12,367   $         17,472    $         31,490   $         39,546
             (548)               (906)           (15,835)           (19,239)            (53,587)           (81,260)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
             (548)               (425)            (3,468)            (1,767)            (22,097)           (41,714)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----              12,422               ----               ----                ----            593,438
          (14,132)               (478)          (252,925)           (12,683)         (1,907,716)           (15,503)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (14,132)             11,944           (252,925)           (12,683)         (1,907,716)           577,935
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

            6,746              (9,635)           112,437           (168,803)            226,190         (1,489,646)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $         (7,934)   $          1,884   $       (143,956)  $       (183,253)   $     (1,703,623)  $       (953,425)
=================== ================== =================== ================== ================== ===================




 $           (548)   $           (425)  $         (3,468)  $         (1,767)   $        (22,097)  $        (41,714)
          (14,132)             11,944           (252,925)           (12,683)         (1,907,716)           577,935
            6,746              (9,635)           112,437           (168,803)            226,190         (1,489,646)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

           (7,934)              1,884           (143,956)          (183,253)         (1,703,623)          (953,425)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----                ----             33,661             65,589              71,647            100,785
          (55,691)               ----            (96,597)           (25,646)           (910,345)           840,460
           (5,305)             (4,167)          (105,405)           (39,761)           (210,088)          (187,694)
              (38)                (48)            (1,108)              (919)             (3,074)            (2,749)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (61,034)             (4,215)          (169,449)              (737)         (1,051,860)           750,802
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

             ----                ----           (887,472)              ----          (2,732,319)              ----
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

          (68,968)             (2,331)        (1,200,877)          (183,990)         (5,487,802)          (202,623)
           68,968              71,299          1,463,757          1,647,747           6,195,325          6,397,948
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $           ----    $         68,968   $        262,880   $      1,463,757    $        707,523   $      6,195,325
=================== ================== =================== ================== ================== ===================


                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                          Oppenheimer
                                                                             ---------------------------------------

                                                                                       Aggressive Growth
                                                                             ---------------------------------------
                                                                                    2002                2001
                                                                             -------------------  ------------------
STATEMENTS OF OPERATIONS
Investment income:
   Dividend distributions received                                            $         18,198     $         33,685
   Mortality and expense risk charge                                                   (28,730)             (44,538)
                                                                             -------------------  ------------------
Net investment income(loss)                                                            (10,532)             (10,853)
                                                                             -------------------  ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                        ----              525,588
   Net realized gain(loss) on sale of fund shares                                   (1,929,373)            (199,843)
                                                                             -------------------  ------------------
Net realized gain(loss)                                                             (1,929,373)             325,745
                                                                             -------------------  ------------------

Change in unrealized appreciation/depreciation                                       1,076,678           (1,764,437)
                                                                             -------------------  ------------------

Net increase(decrease) in net assets resulting
   from operations                                                            $       (863,227)      $   (1,449,545)
                                                                             ===================  ==================


STATEMENTS OF CHANGES IN NET ASSETS
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                $        (10,532)    $        (10,853)
   Net realized gain(loss)                                                          (1,929,373)             325,745
   Net change in unrealized appreciation/depreciation                                1,076,678           (1,764,437)
                                                                             -------------------  ------------------
Net increase(decrease) in net assets resulting
   from operations                                                                    (863,227)          (1,449,545)
                                                                             -------------------  ------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                  38,283              104,955
   Subaccounts transfers (including fixed account), net                               (205,900)             409,879
   Transfers for policyowner benefits and terminations                                (146,470)             (73,722)
   Policyowner maintenance charges                                                      (2,448)              (2,650)
                                                                             -------------------  ------------------
Net increase(decrease) from policyowner transactions                                  (316,535)             438,462
                                                                             -------------------  ------------------

Reinsurance transfers (Note 4)                                                      (1,642,700)                ----
                                                                             ------------------   ------------------

Total increase(decrease) in net assets                                              (2,822,462)          (1,011,083)
Net assets at beginning of period                                                    3,228,608            4,239,691
                                                                             -------------------  ------------------
Net assets at end of period                                                   $        406,146     $      3,228,608
                                                                             ===================  ==================

The accompanying notes are an integral part of these financial statements.



                                                    Oppenheimer
--------------------------------------------------------------------------------------------------------------------

           Growth & Income                          High Income                          Strategic Bond
-------------------------------------- -------------------------------------- --------------------------------------
       2002               2001                2002               2001               2002                2001
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

 $         53,145    $         43,322   $        181,510    $        181,453   $        258,438   $         75,948
          (75,538)           (101,996)           (18,451)            (22,941)           (35,107)           (39,852)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
          (22,393)            (58,674)           163,059             158,512            223,331             36,096
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


             ----                ----               ----                ----               ----            107,105
       (2,163,925)            (87,389)          (516,513)            (95,723)          (191,410)           (24,366)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
       (2,163,925)            (87,389)          (516,513)            (95,723)          (191,410)            82,739
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

          735,756            (823,042)           224,757             (46,862)            55,313             (7,274)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


 $     (1,450,562)   $       (969,105)  $       (128,697)   $         15,927   $         87,234   $        111,561
=================== ================== =================== ================== ================== ===================




 $        (22,393)   $        (58,674)  $        163,059    $        158,512   $        223,331   $         36,096
       (2,163,925)            (87,389)          (516,513)            (95,723)          (191,410)            82,739
          735,756            (823,042)           224,757             (46,862)            55,313             (7,274)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (1,450,562)           (969,105)          (128,697)             15,927             87,234            111,561
------------------- ------------------ ------------------- ------------------ ------------------ -------------------


          135,008             403,316              1,227              50,660             26,417            217,324
       (1,034,537)            731,355           (310,513)            124,786           (197,857)           288,536
         (353,504)           (148,378)           (87,311)            (90,009)          (281,764)          (220,990)
           (4,759)             (4,464)              (805)               (638)            (1,769)            (1,329)
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
       (1,257,792)            981,829           (397,402)             84,799           (454,973)           283,541
------------------- ------------------ ------------------- ------------------ ------------------ -------------------

       (4,097,919)               ----           (912,214)              ----          (2,163,110)              ----
------------------- ------------------ -------------------------------------- ------------------ -------------------

       (6,806,273)             12,724         (1,438,313)            100,726         (2,530,849)           395,102
        7,890,850           7,878,126          1,868,953           1,768,227          3,325,743          2,930,641
------------------- ------------------ ------------------- ------------------ ------------------ -------------------
 $      1,084,577    $      7,890,850   $        430,640    $      1,868,953   $        794,894   $      3,325,743
=================== ================== =================== ================== ================== ===================

                        ACACIA NATIONAL VARIABLE ANNUITY
                               SEPARATE ACCOUNT II
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001

1.  ORGANIZATION

    The Acacia National Variable Annuity Separate Account II (the Account) began operations on December 1, 1995 as a separate investment account within Acacia National Life Insurance Company (the Company), a wholly owned subsidiary of Acacia Life Insurance Company (an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company). The assets of the Account are held by the Company and are segregated from all of the Company's other assets and are used only to support variable annuity products issued by the Company.

    The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund. At December 31, 2002, there are twenty-six subaccounts available within the Account.

    Calvert Asset Management Company, Inc.                    Deutsche Asset Management, Inc., continued
    (Advisor) (See Note 4)                                      Deutsche, continued
      Calvert (Fund)                                             *Small Cap
       *Money Market (Subaccount)                                 (Commenced May 1, 2000)
        (Commenced September 9, 1996)
       *Balanced                                              Dreyfus Service Corporation
        (Commenced September 9, 1996)                           Dreyfus
       *Small Cap                                               *Stock
        (Commenced September 9, 1996)                             (Commenced September 9, 1996)
       *Mid Cap
        (Commenced May 1, 1997)                               Fidelity Management and Research Company
       *International                                           Fidelity
        (Commenced May 1, 1997)                                  *Equity-Income SC2
                                                                  (Commenced May 1, 2000)
    Fred Alger Management, Inc.                                  *High Income SC2
      Alger                                                       (Commenced May 17, 2000)
       *Growth                                                   *Contrafund SC2
        (Commenced September 9, 1996)                             (Commenced May 2, 2000)
       *MidCap
        (Commenced September 9, 1996)                         Templeton Investment Counsel, LLC
       *Small Cap                                               Franklin Templeton
        (Commenced September 9, 1996)                            *Asset Strategy
                                                                  (Commenced May 1, 2000)
    Deutsche Asset Management, Inc.                              *Intl. Securities
      Deutsche                                                    (Commenced May 1, 2000)
       *EAFE Equity
        (Commenced May 1, 2000)
       *Equity 500
        (Commenced May 1, 2000)


                                     FS-18



1.  ORGANIZATION, continued

    Neuberger Berman Management Inc.                          Van Eck Associates Corporation
      Neuberger Berman                                          Van Eck
       *Limited Maturity Bond                                    *Hard Assets
        (Commenced September 9, 1996)                             (Commenced September 9, 1996)
       *Growth
        (Commenced September 9, 1996)                         Oppenheimer Funds, Inc.
       *Partners                                                Oppenheimer
        (Commenced May 1, 2000)                                  *Capital Appreciation
                                                                  (Commenced May 1, 1997)
    Strong Capital Management, Inc.                              *Aggressive Growth
      Strong                                                      (Commenced May 1, 1997)
       *International Stock                                      *Growth & Income
        (Commenced September 9, 1996)                             (Commenced May 1, 1997)
        (Ceased business July 1, 2002)                           *High Income
       *Discovery                                                 (Commenced May 1, 1997)
        (Commenced September 9, 1996)                            *Strategic Bond
        (Ceased business August 30, 2002)                         (Commenced May 1, 1997)

2.  ACCOUNTING POLICIES

    USE OF ESTIMATES
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual result could differ from those estimates.

    INVESTMENTS
    The assets of the subaccounts are carried at the net asset value of the underlying portfolios, adjusted for the accrual of dividends. The value of the policyowners' units corresponds to the investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

    Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Realized gains and losses on the sales of investments are computed on the weighted average cost basis.

    FEDERAL AND STATE TAXES
    The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the Internal Revenue Code. The Company has the right to charge the Account any federal income taxes, or provisions for federal income taxes, attributed to the operations of the Account or to the policies funded in the Account. Charges for state and local taxes, if any, attributable to the Account may also be made. Currently, the Company does not make a charge for income taxes or other taxes.

    RECLASSIFICATIONS
    Certain items on the prior period financial statements have been reclassified to conform to current period presentation.

3.  CHARGES

    The Company charges the subaccounts for mortality and expense risks assumed. This daily charge is made on the ending daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional policyowner maintenance charges are made at intervals and in amounts per each product's current policy provisions. These charges are prorated against the balance in each investment option of the policyowner, including the Fixed Account option, which is not reflected in these financial statements.

4.  RELATED PARTIES

    During the periods ended December 31, 2002 and 2001, the Calvert subaccounts incurred investment advisory fees of approximately $94,000 and $119,000, respectively, to Calvert Asset Management Company, Inc., an affiliate of the Company, which serves as the investment advisor.

    Effective April 1, 2002, the Company entered into an assumption reinsurance agreement with Ameritas Variable Life Insurance Company (AVLIC), an affiliate, with respect to the Company's variable life and annuity contracts. In November 2002, $60,915,007 of the Account's assets and liabilities were transferred to AVLIC.

5.  PURCHASES AND SALES OF INVESTMENTS

    The cost of purchases and proceeds from sales of investments in the subaccounts for the periods ended December 31, 2002 were as follows:

                                             Purchases                 Sales
                                    ----------------------  --------------------
    Calvert:
      Money Market                    $        7,837,916      $       13,533,692
      Balanced                                   329,271               2,428,399
      Small Cap                                  514,252               1,440,925
      Mid Cap                                    203,321               1,339,093
      International                              272,707               1,380,688

    Alger:
      Growth                                     794,605               8,020,099
      MidCap                                     421,204               4,347,906
      Small Cap                                  337,392               3,188,696

    Deutsche:
      EAFE Equity                                380,628               2,646,084
      Equity 500                                 888,517               7,407,117
      Small Cap                                  301,091               1,259,341

    Dreyfus:
      Stock                                       67,269               2,886,781

    Fidelity:
      Equity-Income SC2                        1,009,759               3,101,638
      High Income SC2                             71,701                 218,834
      Contrafund SC2                             557,631               1,108,241

                                             Purchases                 Sales

                                    ----------------------  --------------------
    Franklin Templeton:
      Asset Strategy                  $           84,635      $          121,238
      Intl. Securities                           950,110               1,066,899

    Neuberger Berman:
      Limited Maturity Bond                    5,096,929              11,621,483
      Growth                                   1,226,121               2,217,915
      Partners                                   363,375               1,895,856

    Strong:
      International Stock                          2,309                 413,196
      Discovery                                        -                  61,583

    Van Eck:
      Hard Assets                                329,660               3,162,030

    Oppenheimer:
      Capital Appreciation                       956,771               4,763,046
      Aggressive Growth                          506,219               2,475,985
      Growth & Income                            718,851               6,096,956
      High Income                                547,162               1,693,716
      Strategic Bond                             881,545               3,276,299



6.  UNIT VALUES

    A summary of unit values, units, net assets at December 31 and investment income ratio (Inv. Income Ratio) as a percentage of average net assets (excludes mortality and expense risk charge and is affected by the timing of the declaration of dividends by the underlying fund portfolio), expenses as a percentage of average net assets (excluding the effect of expenses of the underlying fund portfolio and charges made directly to policyowner accounts through the redemption of units), and total return percentage (based upon the change in the unit value reported year-to-date, however, subaccounts which commenced in the current year, as shown in Note 1, are based on shorter return periods) for the periods ended December 31 follows (amounts have been rounded):

                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Income       Average           Total
                             Value ($)        Units          ($)        Ratio %     Net Assets         Return %
                          ---------------- ------------- -------------- --------- ---------------- ------------------
                            Min     Max                                             Min     Max      Min      Max
Calvert:
Money Market
2002                         1.02    1.25     1,687,578      2,000,703     1.45     0.85    1.30     0.12     0.58
2001                         1.01    1.25     6,262,423      7,697,095     3.73     0.85    1.30     1.00     2.38

Balanced
2002                         1.62   12.83       198,123        553,607     0.68     0.85    1.30   (13.28)  (12.89)
2001                         1.86   14.80       328,861      3,033,686     4.17     0.85    1.30    (8.14)   (4.24)



                                     FS-21



6.  UNIT VALUES, continued
                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets      Income      Average           Total
                             Value ($)        Units          ($)          Ratio %    Net Assets         Return %
                          ----------------- ------------ -------------- --------- ---------------- ------------------
                            Min     Max                                             Min     Max      Min      Max
Calvert, continued:
Small Cap
2002                         9.52   11.52        29,782        299,802     0.36     0.85    1.30   (23.55)  (23.20)
2001                        12.45   15.00       131,607      1,652,076     ----     0.85    1.30     3.43     9.44

Mid Cap
2002                        11.58   19.33        22,002        279,939     ----     0.85    1.30   (29.15)  (28.83)
2001                        16.35   27.16       120,137      1,978,221     ----     0.85    1.30   (13.31)    0.61

International
2002                         8.74   12.26        44,605        398,255     ----     0.85    1.30   (16.05)  (15.67)
2001                        10.41   14.54       170,257      1,774,641     0.09     0.85    1.30   (25.72)   (2.30)

Alger:
Growth
2002                        13.04   24.33       108,722      1,584,874     0.05     0.85    1.30   (33.86)  (33.56)
2001                        19.71   36.62       635,732     12,707,966     0.23     0.85    1.30   (12.96)   (6.33)

MidCap
2002                        12.30   14.59        60,162        833,081     ----     0.85    1.30   (30.45)  (30.14)
2001                        17.60   20.98       311,737      6,508,939     ----     0.85    1.30    (7.73)    0.18

Small Cap
2002                         6.86   12.06        68,326        480,035     ----     0.85    1.30   (27.17)  (26.84)
2001                         9.42   16.49       457,677      4,337,080     0.05     0.85    1.30   (30.42)   (6.01)

Deutsche:
EAFE Equity
2002                         6.46    6.49        70,028        453,661     0.28     0.85    1.30   (22.61)  (22.26)
2001                         8.35    8.36       404,344      3,377,417     ----     0.85    1.30   (25.66)   (8.49)

Equity 500
2002                         9.08    9.28       160,189      1,464,749     0.22     0.85    1.30   (23.32)  (22.97)
2001                        11.84   12.04       864,045     10,236,169     0.87     0.85    1.30   (13.32)   (5.77)

Small Cap
2002                         8.74    8.88        29,259        257,386     0.19     0.85    1.30   (21.61)  (21.25)
2001                        11.15   11.28       133,421      1,488,323     0.64     0.85    1.30    (0.50)    0.75

Dreyfus:
Stock
2002                        13.60   13.60       132,362      1,799,553     1.23     1.30    1.30   (23.81)  (23.81)
2001                        17.74   17.74       334,661      5,937,516     1.07     1.30    1.30   (13.32)  (13.32)


                                     FS-22



6.  UNIT VALUES, continued
                                                                                      Expenses
                                                                          Inv.        as a % of
                                Unit                      Net Assets     Income        Average           Total
                             Value ($)         Units         ($)         Ratio %     Net Assets         Return %
                          ----------------- ------------ -------------- --------- ---------------- ------------------
                            Min     Max                                             Min     Max      Min      Max
Fidelity:
Equity-Income SC2
2002                        18.48   19.27        34,233        642,288     1.87     0.85    1.30   (18.22)  (17.85)
2001                        22.50   23.57       153,308      3,595,991     1.32     0.85    1.30    (6.45)   (4.52)

High Income SC2
2002                         6.50    7.15        16,717        111,853    10.77     0.85    1.30     1.96     2.42
2001                         6.34    7.01        40,956        279,776     9.76     0.85    1.30   (13.07)   (6.19)

Contrafund SC2
2002                        17.87   18.07         2,849         51,040     0.74     0.85    1.30   (10.76)  (10.36)
2001                        19.94   20.25        34,832        705,266     0.82     0.85    1.30   (13.60)   (1.30)

Franklin Templeton:
Asset Strategy
2002                        14.43   15.96         1,118         17,431     1.66     0.85    1.30    (6.31)   (5.62)
2001                        16.91   16.91         3,723         62,967     1.08     1.30    1.30   (11.11)  (11.11)

Intl. Securities
2002                         9.44   12.34        22,759        248,189     1.88     0.85    1.30   (19.61)  (19.25)
2001                        11.69   15.35        41,157        622,492     3.01     0.85    1.30   (17.08)   (5.39)

Neuberger Berman:
Limited Maturity Bond
2002                        13.61   14.01       181,280      2,490,501     4.74     0.85    1.30     3.98     4.45
2001                        13.09   13.41       685,347      8,984,804     5.75     0.85    1.30     3.35     7.37

Growth
2002                         7.83    9.91        54,733        524,129     ----     0.85    1.30   (32.05)  (31.74)
2001                        11.47   14.59       156,265      2,271,589     ----     0.85    1.30   (31.27)   (6.86)

Partners
2002                        11.31   11.51        39,296        450,145     0.59     0.85    1.30   (25.12)  (24.78)
2001                        15.04   15.38       171,733      2,637,732     0.38     0.85    1.30    (4.08)   (2.61)

Van Eck:
Hard Assets
2002                         7.98   10.26        31,479        262,880     0.98     0.85    1.30    (4.10)   (3.66)
2001                         8.32   10.65       174,520      1,463,757     1.17     0.85    1.30   (11.61)   (7.75)


                                     FS-23

6.  UNIT VALUES, continued
                                                                                     Expenses
                                                                          Inv.       as a % of
                                Unit                      Net Assets     Incom        Average           Total
                             Value ($)        Units          ($)        Ratio %     Net Assets         Return %
                          ----------------- ------------ -------------- --------- ---------------- ------------------
                            Min     Max                                             Min     Max      Min      Max
Oppenheimer:
Capital Appreciation
2002                        12.93   26.42        42,648        707,523     0.73     0.85    1.30   (27.80)  (27.48)
2001                        17.91   36.44       339,731      6,195,325     0.63     0.85    1.30   (13.71)   (4.47)

Aggressive Growth
2002                        10.86   29.04        33,880        406,146     0.80     0.85    1.30   (28.72)  (28.40)
2001                        15.24   40.56       208,214      3,228,608     0.97     0.85    1.30   (32.16)   (5.43)

Growth & Income
2002                        10.38   15.23        97,064      1,084,577     0.88     0.85    1.30   (19.84)  (19.48)
2001                        12.95   18.91       602,861      7,890,850     0.55     0.85    1.30   (11.32)   (4.54)

High Income
2002                         8.24   10.62        45,081        430,640    12.23     0.85    1.30    (3.65)   (3.22)
2001                         8.51   11.02       171,450      1,868,953    10.29     0.85    1.30    (1.69)    0.64

Strategic Bond
2002                         4.90   12.56        92,103        794,894     9.18     0.85    1.30     6.06     6.53
2001                         4.60   11.84       310,375      3,325,743     2.47     0.85    1.30     3.16     3.49

7.  CHANGES IN UNITS OUTSTANDING
    The changes in units outstanding were as follows:

                                                        2002                    2001
                                                --------------------    --------------------
    Calvert:
    Money Market
    Units issued                                        20,257,095              26,986,924
    Units redeemed                                     (24,831,940)            (28,342,737)
                                                --------------------    --------------------
    Net increase(decrease)                              (4,574,845)             (1,355,813)
                                                ====================    ====================

    Balanced
    Units issued                                           325,318                 308,780
    Units redeemed                                        (456,056)               (142,868)
                                                --------------------    --------------------
    Net increase(decrease)                                (130,738)                165,912
                                                ====================    ====================

    Small Cap
    Units issued                                           192,473                 103,017
    Units redeemed                                        (294,298)                (82,571)
                                                --------------------    --------------------
    Net increase(decrease)                                (101,825)                 20,446
                                                ====================    ====================


                                     FS-24



7.  CHANGES IN UNITS OUTSTANDING, continued

                                                          2002                   2001
                                                --------------------    --------------------
    Calvert, continued:
    Mid Cap
    Units issued                                           147,198                 120,478
    Units redeemed                                        (245,333)                (93,956)
                                                --------------------    --------------------
    Net increase(decrease)                                 (98,135)                 26,522
                                                ====================    ====================

    International
    Units issued                                           280,448                 201,086
    Units redeemed                                        (406,100)               (220,800)
                                                --------------------    --------------------
    Net increase(decrease)                                (125,652)                (19,714)
                                                ====================    ====================

    Alger:
    Growth
    Units issued                                         1,431,263               1,250,452
    Units redeemed                                      (1,958,273)             (1,209,289)
                                                --------------------    --------------------
    Net increase(decrease)                                (527,010)                 41,163
                                                ====================    ====================

    MidCap
    Units issued                                           506,952                 426,026
    Units redeemed                                        (758,527)               (393,833)
                                                --------------------    --------------------
    Net increase(decrease)                                (251,575)                 32,193
                                                ====================    ====================

    Small Cap
    Units issued                                           849,913               1,037,668
    Units redeemed                                      (1,239,264)             (1,015,404)
                                                --------------------    --------------------
    Net increase(decrease)                                (389,351)                 22,264
                                                ====================    ====================

    Deutsche:
    EAFE Equity
    Units issued                                         1,519,755               1,368,828
    Units redeemed                                      (1,854,071)             (1,300,512)
                                                --------------------    --------------------
    Net increase(decrease)                                (334,316)                 68,316
                                                ====================    ====================

    Equity 500
    Units issued                                         2,648,603               2,467,626
    Units redeemed                                      (3,352,459)             (2,315,003)
                                                --------------------    --------------------
    Net increase(decrease)                                (703,856)                152,623
                                                ====================    ====================

    Small Cap
    Units issued                                           383,786                 477,973
    Units redeemed                                        (487,948)               (469,092)
                                                --------------------    --------------------
    Net increase(decrease)                                (104,162)                  8,881
                                                ====================    ====================

                                     FS-25



7.  CHANGES IN UNITS OUTSTANDING, continued

                                                       2002                    2001
                                                --------------------    --------------------
    Dreyfus:
    Stock
    Units issued                                           152,166                  14,837
    Units redeemed                                        (354,465)                (57,789)
                                                --------------------    --------------------
    Net increase(decrease)                                (202,299)                (42,952)
                                                ====================    ====================

    Fidelity:
    Equity-Income SC2
    Units issued                                           435,594                 403,607
    Units redeemed                                        (554,669)               (331,600)
                                                --------------------    --------------------
    Net increase(decrease)                                (119,075)                 72,007
                                                ====================    ====================

    High Income SC2
    Units issued                                            40,947                  35,859
    Units redeemed                                         (65,186)                (15,320)
                                                --------------------    --------------------
    Net increase(decrease)                                 (24,239)                 20,539
                                                ====================    ====================

    Contrafund SC2
    Units issued                                           117,280                  48,670
    Units redeemed                                        (149,263)                (51,395)
                                                --------------------    --------------------
    Net increase(decrease)                                 (31,983)                 (2,725)
                                                ====================    ====================

    Franklin Templeton:
    Asset Strategy
    Units issued                                            17,161                   8,678
    Units redeemed                                         (19,766)                 (6,672)
                                                --------------------    --------------------
    Net increase(decrease)                                  (2,605)                  2,006
                                                ====================    ====================

    Intl. Securities
    Units issued                                           227,056                  56,435
    Units redeemed                                        (245,454)                (48,374)
                                                --------------------    --------------------
    Net increase(decrease)                                 (18,398)                  8,061
                                                ====================    ====================

    Neuberger Berman:
    Limited Maturity Bond
    Units issued                                         2,826,829               2,139,929
    Units redeemed                                      (3,330,896)             (2,092,022)
                                                --------------------    --------------------
    Net increase(decrease)                                (504,067)                 47,907
                                                ====================    ====================

    Growth
    Units issued                                           566,039                 283,376
    Units redeemed                                        (667,571)               (260,431)
                                                --------------------    --------------------
    Net increase(decrease)                                (101,532)                 22,945
                                                ====================    ====================


                                     FS-26



7.  CHANGES IN UNITS OUTSTANDING, continued

                                                       2002                    2001
                                                --------------------    --------------------
    Neuberger Berman, continued:
    Partners
    Units issued                                           722,230                 662,424
    Units redeemed                                        (854,667)               (657,586)
                                                --------------------    --------------------
    Net increase(decrease)                                (132,437)                  4,838
                                                ====================    ====================

    Strong:
    International Stock
    Units issued                                             7,706                  31,932
    Units redeemed                                         (69,959)                (63,588)
                                                --------------------    --------------------
    Net increase(decrease)                                 (62,253)                (31,656)
                                                ====================    ====================

    Discovery
    Units issued                                              ----                    ----
    Units redeemed                                          (4,861)                   (302)
                                                --------------------    --------------------
    Net increase(decrease)                                  (4,861)                   (302)
                                                ====================    ====================

    Van Eck:
    Hard Assets
    Units issued                                           622,140                 576,323
    Units redeemed                                        (765,181)               (576,838)
                                                --------------------    --------------------
    Net increase(decrease)                                (143,041)                   (515)
                                                ====================    ====================

    Oppenheimer:
    Capital Appreciation
    Units issued                                           583,731                 554,351
    Units redeemed                                        (880,814)               (522,911)
                                                --------------------    --------------------
    Net increase(decrease)                                (297,083)                 31,440
                                                ====================    ====================

    Aggressive Growth
    Units issued                                           522,100                 411,834
    Units redeemed                                        (696,434)               (392,383)
                                                --------------------    --------------------
    Net increase(decrease)                                (174,334)                 19,451
                                                ====================    ====================

    Growth & Income
    Units issued                                         1,481,126               1,393,610
    Units redeemed                                      (1,986,923)             (1,330,227)
                                                --------------------    --------------------
    Net increase(decrease)                                (505,797)                 63,383
                                                ====================    ====================

    High Income
    Units issued                                           293,004                 281,928
    Units redeemed                                        (419,373)               (271,936)
                                                --------------------    --------------------
    Net increase(decrease)                                (126,369)                  9,992
                                                ====================    ====================


                                     FS-27


7.  CHANGES IN UNITS OUTSTANDING, continued

                                                       2002                    2001
                                                --------------------    --------------------
    Oppenheimer, continued:
    Strategic Bond
    Units issued                                           735,514                 696,568
    Units redeemed                                        (953,786)               (642,313)
                                                --------------------    --------------------
    Net increase(decrease)                                (218,272)                 54,255
                                                ====================    ====================

8.  SUBSEQUENT EVENTS

    On April 1, 2003, pursuant to the assumption reinsurance agreement with
    AVLIC (Note 4), Account assets and liabilities were transferred to AVLIC.
    Transferred amounts by subaccount were as follows:
    Calvert:                                                          Franklin Templeton:
      Money Market                $     1,204,636                       Asset Strategy             $        12,991
      Balanced                            399,652                       Intl. Securities                   179,847
      Small Cap                           185,947
      Mid Cap                             202,295                     Neuberger Berman:
      International                       229,600                       Limited Maturity Bond            1,965,544
                                                                        Growth                             313,171
    Alger:                                                              Partners                           330,417
      Growth                            1,081,540
      MidCap                              743,841                     Van Eck:
      Small Cap                           399,466                       Hard Assets                        163,895

    Deutsche:                                                         Oppenheimer:
      EAFE Equity                         280,206                       Capital Appreciation               533,305
      Equity 500                        1,133,023                       Aggressive Growth                  276,330
      Small Cap                           163,848                       Growth & Income                    814,504
                                                                        High Income                        385,323
    Dreyfus:                                                            Strategic Bond                     659,305
      Stock                             1,586,780

    Fidelity:
      Equity-Income SC2                   521,232
      High Income SC2                     114,460
      Contrafund SC2                       42,475

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Acacia Life Insurance Company
Bethesda, Maryland

We have audited the accompanying parent company only statutory statements of admitted assets, liabilities and surplus of Acacia Life Insurance Company (the Company), a wholly owned subsidiary of Ameritas Holding Company, as of December 31, 2002 and 2001, and the related parent company only statutory statements of operations, changes in surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Department of Insurance and Securities Regulation of the District of Columbia, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between statutory accounting practices and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Acacia Life Insurance Company as of December 31, 2002 and 2001, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of Acacia Life Insurance Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

As discussed in Note 2 to the statutory financial statements, the Company has changed certain accounting practices as a result of the adoption by the Department of Insurance and Securities Regulation of the District of Columbia of the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual - Version effective January 1, 2001.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
March 28, 2003

                                           ACACIA LIFE INSURANCE COMPANY
                                                PARENT COMPANY ONLY
                                     STATUTORY STATEMENTS OF ADMITTED ASSETS,
                                              LIABILITIES AND SURPLUS
                                                  (in thousands)

                                                                                         December 31
                                                                          ------------------------------------------
                                                                                 2002                  2001
                                                                          --------------------  --------------------

                             ADMITTED ASSETS
Investments
     Bonds                                                                 $          563,165    $          578,908
     Preferred stocks   - affiliated                                                    8,000                 8,000
                        - unaffiliated                                                    761                   761
     Common stocks      - affiliated                                                  124,340               105,400
                        - unaffiliated                                                  6,367                 2,745
     Partnerships   - real estate                                                       4,164                 6,179
                    - joint ventures                                                   13,365                11,796
     Mortgage loans                                                                   143,949               140,181
     Real estate - properties held for production of income                             5,531                 5,788
     Receivable for securities                                                              -                 1,048
     Short-term investments                                                            46,687                34,166
     Other investments                                                                  9,719                18,520
     Loans on insurance policies                                                       62,155                66,444
                                                                          --------------------  --------------------
                Total investments                                                     988,203               979,936

Cash and cash equivalents                                                               4,262                  (173)
Accrued investment income                                                              11,655                14,052
Other receivables                                                                       2,633                 1,571
Deferred and uncollected premiums                                                       7,788                10,763
Data processing and other admitted assets                                               3,134                 4,160
Accounts receivable - affiliates                                                        5,252                 2,579
Current federal income taxes receivable                                                 1,004                 3,876
Deferred tax asset                                                                      8,902                 9,582
                                                                          --------------------  --------------------
                           Total Admitted Assets                           $        1,032,833    $        1,026,346
                                                                          ====================  ====================


The accompanying notes are an integral part of these statutory financial statements.

                                           ACACIA LIFE INSURANCE COMPANY
                                                PARENT COMPANY ONLY
                                     STATUTORY STATEMENTS OF ADMITTED ASSETS,
                                             LIABILITIES AND SURPLUS
                                         (in thousands, except share data)

                                                                                        December 31
                                                                        --------------------------------------------
                                                                                2002                   2001
                                                                        ---------------------   --------------------
                        LIABILITIES AND SURPLUS
LIABILITIES
  Life and annuity reserves                                              $          733,335      $          749,505
  Deposit-type funds                                                                 47,430                  40,859
  Reserves for unpaid claims                                                          5,487                   5,986
  Dividends payable to policyowners                                                  15,620                  17,337
  Interest maintenance reserve                                                        2,007                   1,252
  Liabilities for employee benefits                                                  19,839                  19,226
  Accounts payable - affiliates                                                       2,605                   2,326
  Other liabilities                                                                  20,453                  19,444
  Asset valuation reserve                                                            32,958                  31,791
  Payable for securities                                                                  -                     202
                                                                        ---------------------   --------------------
                           Total Liabilities                                        879,734                 887,928
                                                                        ---------------------   --------------------
SURPLUS

  Preferred stock, $25 par value; 2,000,000 shares
    authorized, 1,000,000 shares issued and outstanding                              25,000                  25,000
  Common stock, no par value, $300 stated value;
    10,000 shares authorized, issued and outstanding                                  3,000                   3,000
  Additional paid-in-capital                                                         84,665                  84,665
  Unassigned surplus                                                                 40,434                  25,753
                                                                        ---------------------   --------------------
                           Total Surplus                                            153,099                 138,418
                                                                        ---------------------   --------------------
                                Total Liabilities and Surplus            $        1,032,833      $        1,026,346
                                                                        =====================   ====================




The accompanying notes are an integral part of these statutory financial statements.

                                           ACACIA LIFE INSURANCE COMPANY
                                                PARENT COMPANY ONLY
                                        STATUTORY STATEMENTS OF OPERATIONS
                                                  (in thousands)

                                                                                      Years Ended December 31
                                                                               -------------------------------------
                                                                                     2002               2001
                                                                               -----------------  ------------------
INCOME
  Premium income                                                                $        36,457    $         69,670
  Other income                                                                             8,959              1,394
  Commissions and expense allowances on reinsurance ceded                                  6,701              6,829
  Net investment income                                                                   59,851             62,209
                                                                               -----------------  ------------------
                  Total income                                                           111,968            140,102
                                                                               -----------------  ------------------


EXPENSES

  Benefits to policyowners                                                                60,627             66,516
  Change in policy reserves                                                              (16,170)            10,302
  Commissions                                                                              5,086              5,442
  Commissions and expense allowances on reinsurance assumed                                2,341             10,828
  General insurance expenses                                                              20,620             15,642
  Taxes, licenses and fees                                                                 2,088              1,382
                                                                               -----------------  ------------------
                  Total expenses                                                          74,592            110,112
                                                                               -----------------  ------------------

Income before dividends, federal income taxes, and realized
  capital losses                                                                          37,376             29,990

Dividends appropriated for policyowners                                                   15,773             16,993
                                                                               -----------------  ------------------
Income before federal income taxes and realized capital losses                            21,603             12,997

Federal income tax expense                                                                 2,406              1,127
                                                                               -----------------  ------------------
Income before realized capital losses                                                     19,197             11,870

Realized capital losses, net of tax of $620 and ($712), and
  transfers to the interest maintenance reserve of $942 and
  $17 in 2002 and 2001, respectively                                                     (10,224)            (3,541)
                                                                               -----------------  ------------------

Net income                                                                      $         8,973    $          8,329
                                                                               =================  ==================



The accompanying notes are an integral part of these statutory financial statements.

                                                                 ACACIA LIFE INSURANCE COMPANY
                                                                      PARENT COMPANY ONLY
                                                          STATUTORY STATEMENTS OF CHANGES IN SURPLUS
                                                        FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
                                                               (in thousands, except share data)

                                                            Preferred Stock       Common Stock     Additional Unassigned
                                                        ----------- ---------- -------- ----------  Paid-in    Surplus      Total
                                                         Shares       Amount    Shares     Amount   Capital   (Deficit)    Surplus
                                                        ----------- ---------- -------- ---------- ---------- ---------- -----------

BALANCE, January 1, 2001                                 1,000,000   $ 25,000   10,000   $  3,000   $ 84,665   $ (1,868)  $ 110,797

    Change in accounting principles                              -          -        -          -          -     14,626      14,626
    Change in net deferred income taxes                          -          -        -          -          -     (2,000)     (2,000)
    Change in tax effect of net unrealized gains                 -          -        -          -          -       (508)       (508)
    Change in net unrealized gains on investments                -          -        -          -          -     10,036      10,036
    Change in asset valuation reserve                            -          -        -          -          -     (4,630)     (4,630)
    Change in non-admitted assets                                -          -        -          -          -      3,768       3,768
    Dividends paid to preferred stockholder - affiliate          -          -        -          -          -     (2,000)     (2,000)
    Net income                                                   -          -        -          -          -      8,329       8,329
                                                        ----------- ---------- -------- ---------- ---------- ---------- -----------

BALANCE, December 31, 2001                               1,000,000   $ 25,000   10,000   $  3,000   $ 84,665   $ 25,753   $ 138,418

    Change in net deferred income taxes                          -           -       -          -          -        370         370
    Change in tax effect of net unrealized gains                 -           -       -          -          -      1,274       1,274
    Change in net unrealized gains on investments                -           -       -          -          -      9,310       9,310
    Change in asset valuation reserve                            -           -       -          -          -     (1,167)     (1,167)
    Change in non-admitted assets                                -           -       -          -          -     (2,079)     (2,079)
    Dividends paid to preferred stockholder - affiliate          -           -       -          -          -     (2,000)     (2,000)
    Net income                                                   -           -       -          -          -      8,973       8,973
                                                        ----------- ---------- -------- ---------- ---------- ---------- -----------

BALANCE, December 31, 2002                               1,000,000   $ 25,000   10,000   $  3,000   $ 84,665   $ 40,434   $ 153,099
                                                        =========== ========== ======== ========== ========== ========== ===========


The accompanying notes are an integral part of these statutory financial statements.

                                           ACACIA LIFE INSURANCE COMPANY
                                                PARENT COMPANY ONLY
                                        STATUTORY STATEMENTS OF CASH FLOWS
                                                  (in thousands)

                                                                                   Years Ended December 31
                                                                          ------------------------------------------
                                                                                 2002                  2001
                                                                          --------------------  --------------------
OPERATING ACTIVITIES
  Net premium and deposit income received                                  $          42,979     $          68,219
  Net investment income received                                                      63,103                65,159
  Benefits paid to policyowners                                                      (60,497)              (65,104)
  Expenses and taxes paid, other than federal income taxes paid                      (31,228)              (38,318)
  Dividends paid to policyowners                                                     (17,490)              (17,450)
  Federal income taxes paid                                                             (153)               (1,750)
  Other operating income and disbursements, net                                        9,499                 8,256
                                                                          --------------------  --------------------

    Net cash from operating activities                                                 6,213                19,012
                                                                          --------------------  --------------------

INVESTING ACTIVITIES
  Proceeds from investments sold, matured or repaid                                  149,698                99,887
  Cost of investments acquired                                                      (142,392)             (108,880)
  Net decrease in loans on insurance policies                                          4,279                 2,158
                                                                          --------------------  --------------------

    Net cash from investing activities                                                11,585                (6,835)
                                                                          --------------------  --------------------

FINANCING AND MISCELLANEOUS ACTIVITIES
  Change in deposit-type funds without life contingencies                              4,674                  (575)
  Dividends paid to preferred stockholder - affiliate                                 (2,000)               (2,000)
  Other miscellaneous, net                                                            (3,516)               (8,830)
                                                                          --------------------  --------------------

    Net cash from financing and miscellaneous activities                                (842)              (11,405)
                                                                          --------------------  --------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS
   AND SHORT-TERM INVESTMENTS                                                         16,956                   772

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - BEGINNING OF
   PERIOD                                                                             33,993                33,221
                                                                          --------------------  --------------------

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - END OF PERIOD       $          50,949     $          33,993
                                                                          ====================  ====================

Non-cash transaction:
  AMAL Corporation common stock received in exchange for access to
    distribution (Note 5)                                                  $           6,052     $               -
                                                                          ====================  ====================

The accompanying notes are an integral part of these statutory financial statements.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1.  Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Acacia Life Insurance Company (the Company), a stock life insurance company, is a wholly owned subsidiary of Ameritas Holding Company (AHC), which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company (AAMHC).

AAMHC is a mutual insurance holding company. Owners of designated policies issued by the Company have membership interest in AAMHC, while contractual rights remain with the Company.

The Company, which is domiciled in the District of Columbia, sells and underwrites individual traditional, universal, and immediate and deferred annuity products. Its products are distributed primarily through its career agency force, which operates out of the Company's financial centers located throughout the United States. The Company and its wholly owned subsidiary, Acacia National Life Insurance Company (Acacia National), are licensed to operate in 47 states and the District of Columbia.

Non-insurance products and services are offered by a wholly owned subsidiary of the Company, Acacia Financial Corporation (AFC), which is a holding company of several financial service companies. Principal subsidiaries include: Calvert Group Ltd. (Calvert), a provider of investment advisory, management and administrative services to The Calvert Group of mutual funds; Acacia Federal Savings Bank (AFSB), a federally chartered savings bank; Enterprise Resources, LLC, an insurance general agency; Acacia Realty Square, LLC, which owns and leases the former Acacia headquarters building to an unrelated party; and prior to June 1, 2002, The Advisors Group, Inc. (TAG), a broker dealer.

Effective April 2002, the Company also owns 3.6% of AMAL Corporation which wholly owns Ameritas Variable Life Insurance Company (AVLIC) and two broker dealers.

In addition to the Company, AHC is also a 100% owner of Ameritas Life Insurance Corp. (Ameritas), an insurance company domiciled in Nebraska.

Basis of Presentation
The Company's statutory financial statements are presented on the basis of accounting practices prescribed or permitted by the Department of Insurance and Securities Regulation of the District of Columbia (the Department).

Effective January 1, 2001, the Department has adopted the National Association of Insurance Commissioners' statutory accounting practices (NAIC SAP) as the basis of its statutory accounting practices.

Accounting practices and procedures of the NAIC as prescribed or permitted by the Department comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("GAAP"). The more significant differences are as follows:

     (a) Investments in bonds are generally carried at amortized cost, while under GAAP, they are carried at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities;

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Basis of Presentation, (continued)
     (b) Investments in common stocks are valued as prescribed by the Securities Valuation Office ("SVO") of the NAIC, while under GAAP, common stocks are reported at fair value;

     (c) Investments in limited partnerships and joint venture investments are accounted for on the GAAP equity method, while under GAAP, such investments are accounted for at cost or the equity method depending upon ownership percentage and control;

     (d) Acquisition costs, such as commissions and other costs related to acquiring new business, are expensed as incurred, while under GAAP, they are deferred and amortized to income as premiums are earned or in relation to estimated gross profits;

     (e) Prior to January 1, 2001, a federal income tax provision was required only on a current basis for statutory accounting practices, while under GAAP, a provision was also made for deferred taxes on temporary differences between the financial reporting and tax bases of assets and liabilities. Subsequent to January 1, 2001, NAIC SAP requires an amount be recorded for deferred taxes, however, there are limitations as to the amount of deferred tax assets that may be reported as "admitted assets";

     (f) Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by state statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company's estimates of mortality, interest and withdrawals;

     (g) Asset valuation reserves ("AVR") and interest maintenance reserves ("IMR") are established only in the statutory financial statements;

     (h) Assets are reported under NAIC SAP at "admitted-asset" value and "non-admitted" assets are excluded through a charge against unassigned surplus, while under GAAP, "non-admitted assets" are reinstated to the balance sheet, net of any valuation allowance;

     (i) Premium receipts and benefits on universal life-type contracts are recorded as income and expense for statutory purposes. Under GAAP, revenues on universal life-type contracts are comprised of contract charges and fees which are recognized when assessed against the policyowner account balance. Additionally, premium receipts on universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities while benefits are recognized as expenses in excess of the policyowner account balance;

     (j) Reinsurance recoverables on unpaid losses are reported as a reduction of policy benefit and other insurance reserves, while under GAAP, they are reported as an asset;

     (k) Comprehensive income and its components are not presented in the statutory financial statements; and

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)


1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Basis of Presentation, (continued)
     (l) Subsidiaries are included as common stock carried under the equity method, with the equity in net income of subsidiaries credited directly to the Company's unassigned surplus for NAIC SAP, while GAAP requires either consolidation or the equity interest in net income of subsidiaries to be credited to the income statement.

The Company does not prepare separate company financial statements on a GAAP basis and the impact of the difference between NAIC SAP and GAAP is not practically determinable for the purpose of separate company GAAP financial statements.

Use of Estimates
The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates susceptible to significant change include reserves and income taxes.

Cash Equivalents
The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents.

Investments
Investments are reported according to valuation procedures prescribed by the NAIC. Bonds not backed by other loans are generally stated at amortized cost using the interest method.

Mortgage and asset backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Premiums and discounts on mortgage and asset backed bonds and structured securities are amortized using the retrospective method based on anticipated prepayments at the date of purchase. Prepayment assumptions are obtained from broker dealer survey values or internal estimates. Changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Interest only securities and securities where the yield has become negative are valued using the prospective method.

Preferred stocks are stated at cost.

Common stocks are carried at NAIC fair value, except for investments in stocks of uncombined subsidiaries and affiliates in which the Company has an interest of 10% or more, which are carried on the equity basis. The change in the stated value is recorded as a change in net unrealized capital gains (losses), a component of unassigned surplus.

The Company carries Acacia National, AMAL Corporation, and Enterprise Resources, LLC (a wholly owned subsidiary) at statutory equity. The Company carries AFC and Acacia Realty Square, LLC (a wholly owned subsidiary) at GAAP historical equity.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)


1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Investments, (continued)
Investments in real estate partnerships and joint ventures are carried based on the underlying GAAP equity of the investee with unrealized gains and losses reflected in unassigned surplus. Other than temporary impairments of $1,953 and $1,633 were recorded as realized losses during 2002 and 2001, respectively.

Mortgage loans are stated at aggregate carrying value less accrued interest. The Company records a general reserve for losses on mortgage loans as part of the asset valuation reserve.

Investments in real estate are stated at the lower of depreciated cost or fair value less encumbrances.

Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost, which approximates fair value.

Other investments include bridge loans carried at unpaid balances and surplus notes which are valued at the lessor of amortized cost or outstanding face value as permitted for NAIC 2 rated notes. Interest is recorded when collected.

Loans on insurance policies are carried at the unpaid principal balances. If the unpaid balance of the loan exceeds the policy reserves, the excess is considered a non-admitted asset.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method based on estimated principal repayments. Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis and recorded in operations.

Accrued interest more than 180 days past due deemed collectible on mortgage loans in default is non-admitted. All other investment income due and accrued with amounts over 90 days past due is non-admitted. The total amount of investment income due and accrued excluded from unassigned surplus at December 31, 2002 and 2001 was $18 and $20, respectively.

Property
Property and equipment are carried at cost less accumulated depreciation. The Company provides for depreciation of property and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. Buildings are generally depreciated over forty years. Furniture and fixtures are generally depreciated over three to ten years. Leasehold improvements are carried at cost less accumulated amortization. The Company provides for amortization of leasehold improvements using the straight-line method over the lesser of the useful life of the asset or the remaining original lease term, excluding options or renewal periods. Leasehold improvements are generally amortized over three to twenty years. Depreciation and amortization expense was $477 and $517 for the years ended December 31, 2002 and 2001, respectively.

Maintenance and repairs are charged to expense as incurred.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

EDP Equipment and Software
Electronic data processing ("EDP") equipment and operating and nonoperating software are carried at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the lesser of the estimated useful life of the related asset or three years for EDP equipment and operating system software. Depreciation expense for nonoperating system software is computed using the straight-line method over the lesser of its estimated useful life or five years.

Costs incurred for the development of internal use software are capitalized and amortized using the straight-line method over the lesser of the useful lives of the assets or three years.

Non-Admitted Assets
Certain assets, primarily a portion of deferred tax assets, leasehold improvements, pre-funded pension expense receivable, furniture and equipment, and nonoperating system software are designated as "non-admitted" under statutory reporting requirements. These assets are excluded from the statutory statements of admitted assets, liabilities and surplus by adjustments to unassigned surplus. Total "non-admitted" assets were $42,768 and $40,562 as of December 31, 2002 and 2001, respectively.

Premiums and Related Commissions
Life premiums are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as revenue when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Consideration received on deposit-type funds, which do not contain any life contingencies, is recorded directly to the related liability.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

Life and Annuity Reserves and Deposit-type Funds
Life policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for traditional and flexible premium insurance are computed principally by using the Commissioners' Reserve Valuation Method ("CRVM") or the Net Level Premium Method with assumed interest rates and mortality as prescribed by regulatory authorities. Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations. Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Department.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of policyowners, less withdrawals that represent a return to the policyowner. For the determination of tabular interest to deposit-type funds, the valuation interest rate, which varies by issue year, is multiplied by the average funds in force during the year subject to such valuation interest rate.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Reserve for Unpaid Claims
Reserves for unpaid claims include claims reported and unpaid and claims not yet reported, the latter estimated on the basis of historical experience. As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known.

Dividends to Policyowners
A portion of the Company's business has been issued on a participating basis. The amount of policyowners' dividends to be paid is determined annually by the Board of Directors.

Asset Valuation and Interest Maintenance Reserves
The asset valuation reserve is a required appropriation of surplus to provide for possible losses that may occur on certain investments held by the Company. The reserve is computed based on holdings of all investments and realized and unrealized capital gains and losses, other than those resulting from interest rate changes. Changes in the reserve are charged or credited to unassigned surplus.

The interest maintenance reserve is calculated based on the prescribed method developed by the NAIC. Realized capital gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment. Amortization included in net investment income was $188 and $269 for 2002 and 2001, respectively.

Income Taxes
The Company files a consolidated federal income tax return with Acacia National and is party to a federal income tax allocation agreement. The Company's income tax allocation is based upon a written agreement which generally specifies separate income tax return calculations with current credit for net operating losses and/or credits which are used to reduce the portion of the consolidated income tax liability. Federal income tax returns have been examined by the Internal Revenue Service through 1998.

Fair Values of Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Bonds - The fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values of mortgage and asset backed securities are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Fair Values of Financial Instruments, (continued)
         Preferred and Common Stocks - For publicly traded securities, fair value is determined using prices from an independent pricing source. Stocks in affiliates are carried on the equity method and, therefore, are not included as part of the fair value disclosure.

         Mortgage Loans - The fair values for mortgage loans are estimated using discounted cash flow calculations which are based on interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral.

         Cash and Cash Equivalents, Short-Term Investments and Accrued Investment Income - The carrying amounts for these instruments approximate their fair values.

         Other Investments - The carrying amount of bridge loans and surplus debentures approximate fair value.

         Loans on Insurance Policies - The fair values for loans on insurance policies are estimated using discounted cash flow analysis at interest rates currently offered for similar loans. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

         Deposit-type Funds - Deposit-type funds with a fixed maturity are valued at discounted present value using market interest rates. Deposit-type funds which do not have fixed maturities are carried at the amount payable on demand at the reporting date.

Vulnerability due to Certain Concentrations
The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, market risk, credit risk and legal and regulatory changes. Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer's estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

Reclassifications
Certain items on the prior year financial statements have been reclassified to conform to current year presentation.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

2.  Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the Department. Effective January 1, 2001, the Department required that insurance companies domiciled in the District of Columbia prepare their statutory financial statements in accordance with the NAIC Accounting Practices and Procedures Manual - Version effective January 1, 2001 (the Manual). Accordingly, the admitted assets, liabilities and surplus of the Company as of December 31, 2001 and 2002, and the results of its operations and its cash flow for the years then ended have been determined in accordance with the new accounting principles.

Accounting changes adopted to conform to these provisions of the Manual are reported as changes in accounting principles. The cumulative effect of the change in accounting principles has been reported as an adjustment to unassigned surplus at January 1, 2001. The cumulative effect is the difference between the surplus at January 1, 2001 and the amount of surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

The components of the increase in unassigned surplus as of January 1, 2001 as a result of the adoption of the new accounting principles in the Manual are as follows:

--------------------------------------------------------------------------------
Net deferred tax asset                                                $  9,507
Tax impact on current provision                                           (479)
Affiliates common stock valuation                                        4,140
Venture capital partnerships valued at GAAP equity                       2,168
Effect of changed in accounting for prepayment penalties in the
 calculation of interest maintenance reserve                             1,430
EDP equipment admitted                                                     325
Effect of affiliated common stocks and other invested assets in
 the calculation of asset valuation reserve                               (363)
Non-admitted asset for leasehold improvements                           (2,102)
--------------------------------------------------------------------------------
Change in accounting principles                                       $ 14,626
================================================================================

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

3.  Investments

Bonds
The table below provides additional information relating to bonds held at December 31, 2002:

                                                                         Gross        Gross
                                                 Book/ Adjusted       Unrealized    Unrealized
                                                 Carrying Value         Gains         Losses          Fair Value
 --------------------------------------------------------------------------------------------------------------------
Bonds:

U.S. Governments                               $       48,676    $       2,846     $         -      $     51,522
Political Subdivisions of States,
  Territories and Possessions (Direct and
  Guaranteed)                                              61                4               -                65
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and Authorities of
  Governments and Their Political
  Subdivisions                                         62,942            3,570               -            66,512
Public Utilities (Unaffiliated)                        30,463            1,506           1,138            30,831
Industrial & Miscellaneous (Unaffiliated)             421,023           32,322          14,302           439,043
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                    $      563,165    $      40,248     $    15,440      $    587,973
====================================================================================================================

The comparative data as of December 31, 2001 was as follows:

                                                                         Gross        Gross
                                                 Book/ Adjusted       Unrealized    Unrealized
                                                 Carrying Value         Gains         Losses          Fair Value
 --------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                               $       38,355    $       2,893     $        48      $     41,200
States, Territories and Possessions (Direct
  and Guaranteed)                                       1,996              751               -             2,747
Political Subdivisions of States,
  Territories and Possessions (Direct and
  Guaranteed)                                              87                7               -                94
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and Authorities of
  Governments and Their Political

  Subdivisions                                         58,958            2,492               -            61,450
Public Utilities (Unaffiliated)                        28,712              837             416            29,133
Industrial & Miscellaneous (Unaffiliated)             450,800           18,230          13,829           455,201
-------------------------------------------------------------------------------------------------------------------
Total Bonds                                    $      578,908    $      25,210     $    14,293      $    589,825
===================================================================================================================

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

3.  Investments, (continued)

Bonds, (continued)
The carrying value and fair value of bonds at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Book/Adjusted       Fair Value
                                                                      Carrying Value
------------------------------------------------------------------------------------------------------
Due in one year or less                                               $     23,531    $     23,788
Due after one year through five years                                      116,404         123,811
Due after five years through ten years                                     175,715         185,190
Due after ten years                                                        247,515         255,184
------------------------------------------------------------------------------------------------------
Total Bonds                                                           $    563,165    $    587,973
======================================================================================================

Bonds not due at a single maturity date have been included in the table above in the year of final maturity.

Securities with a book/adjusted carrying value of $7,412 and $6,971 at December 31, 2002 and 2001, respectively, were on deposit with government agencies as required by law in various jurisdictions in which the Company conducts business.

Sales of bond investments in 2002 and 2001 resulted in proceeds of $39,503 and $17,167, respectively, on which the Company realized gross losses of $2,950 and $239, respectively, and gross gains of $3,579 and $617, respectively.

The Company's bond and short-term investment portfolios are predominantly comprised of investment grade securities. At December 31, 2002 and 2001, bonds totaling $75,480 and $56,591, respectively, (12.4% and 9.2%, respectively, of the total bond and short-term portfolios) are considered "below investment grade". Securities are classified as "below investment grade" by utilizing rating criteria established by the NAIC. During 2002 and 2001, the Company recorded realized losses for other than temporary write downs on bonds of $7,220 and $2,182, respectively.

Mortgage Loans
The Company invests in mortgage loans collateralized principally by commercial real estate. The maximum and minimum lending rates for mortgage loans during 2002 are 7.625% and 6.625%, respectively. The maximum percentage of any one loan to the value of security at the time the loan was originated, exclusive of insured, guaranteed or purchase money mortgages, was 75%. The Company has not included taxes, assessments and other amounts advanced in mortgage loans at December 31, 2002 and 2001.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

3.  Investments, (continued)

Mortgage Loans, (continued)
The Company's mortgage loans finance various types of commercial and multifamily residential properties throughout the United States. The geographic distributions of the mortgage loans at December 31, 2002 and 2001 are as follows:

                                               2002                    2001
-------------------------------------------------------------------------------

Arizona                            $          10,022       $           9,644
Maryland                                      26,242                  34,965
Michigan                                       7,230                   4,703
Texas                                         21,212                  18,119
Virginia                                      14,099                  20,336
Washington                                     9,946                   7,060
All other states                              55,198                  45,354
-------------------------------------------------------------------------------
                                   $         143,949       $         140,181
===============================================================================

At December 31, 2002 and 2001 the Company does not have any impaired mortgage loans or interest income on impaired mortgage loans. Interest income on impaired mortgage loans is generally recognized on a cash basis.

Fair Value of Financial Instruments
The carrying value and fair value of financial instruments at December 31 are as follows:

                                                     2002                                     2001
                                    --------------------------------------------------------------------------------
                                       Book/Adjusted                           Book/Adjusted
                                      Carrying Value        Fair Value        Carrying Value         Fair Value
--------------------------------------------------------------------------------------------------------------------
Financial Assets:
Bonds                                $      563,165        $   587,973       $      578,908        $   589,825
Preferred stocks - unaffiliated                 761                655                  761                619
Common stocks - unaffiliated                  6,367              6,367                2,745              2,745
Mortgage loans                              143,949            160,293              140,181            144,193
Short-term investments                       46,687             46,687               34,166             34,166
Other investments                             9,719              9,719               18,520             18,520
Loans on insurance policies                  62,155             53,125               66,444             56,540
Cash and cash equivalents                     4,262              4,262                 (173)              (173)
Accrued investment income                    11,655             11,655               14,052             14,052

Financial Liabilities:
Deposit-type funds                   $       47,430        $    47,430       $       40,859        $    40,859
--------------------------------------------------------------------------------------------------------------------

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

4.  Income Taxes

The following are federal income taxes paid in the current and prior years that will be available for recoupment in the event of future net losses:

          2002                    $       3,263
          2001                    $       1,617
          2000                    $       2,099

Federal income taxes incurred at December 31 consist of the following major components:

                                                           2002          2001
--------------------------------------------------------------------------------
Current federal income taxes incurred
Operations                                            $    2,406    $    1,127
Capital losses                                               620          (712)
--------------------------------------------------------------------------------
                                                           3,026           415
Change in net deferred income taxes                         (370)        2,000
--------------------------------------------------------------------------------
    Total federal income taxes incurred               $    2,656    $    2,415
================================================================================

The difference between the U.S. federal income tax rate and the federal income taxes incurred at December 31 is summarized as follows:

                                                           2002          2001
--------------------------------------------------------------------------------
Income before federal income taxes and realized
  capital losses                                      $   21,603    $   12,997
Net realized capital losses before federal income
  taxes and transfers to IMR                              (8,662)       (4,236)
--------------------------------------------------------------------------------
Total pretax income                                       12,941         8,761
Equity in affiliates                                         175           231
Change in non-admitted assets                                117         1,203
Tax exempt income                                           (864)         (512)
Nondeductible expenses                                      (159)          225
Other                                                         26           278
--------------------------------------------------------------------------------
                                                          12,236        10,186
Statutory tax rate                                          0.35          0.35
--------------------------------------------------------------------------------
                                                           4,283         3,565
Tax credits                                               (1,627)       (1,150)
--------------------------------------------------------------------------------
      Total federal income taxes incurred             $    2,656    $    2,415
================================================================================

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

4.  Income Taxes, (continued)

The items that give rise to deferred tax assets and liabilities at December 31 relate to the following:

                                                   2002              2001
-------------------------------------------------------------------------------
Deferred tax assets:

Unrealized investment losses             $        5,360     $        3,916
Other invested assets                               156                 19
Deferred policy acquisition costs                 4,763              4,723
Future policy and contract benefits              11,643             13,577
Policyholder dividends                            5,461              6,056
Prepaid expenses                                  9,014              8,761
Tax credit carryforward                           1,771              2,322
Other                                             3,033              3,381
-------------------------------------------------------------------------------
Gross deferred tax assets                        41,201             42,755
-------------------------------------------------------------------------------
Deferred tax liabilities:

Unrealized investment gains                       6,126              6,836
Other                                             1,604              4,092
------------------------------------------------------------------------------
Gross deferred tax liabilities                    7,730             10,928
------------------------------------------------------------------------------
Net deferred tax asset                           33,471             31,827
Less: Non-admitted deferred tax assets           24,569             22,245
------------------------------------------------------------------------------
Net admitted deferred tax assets         $        8,902     $        9,582
================================================================================
Increase in deferred tax assets non-admitted $    2,324
=========================================================

The change in net deferred income taxes is comprised of the following:

                                                                        December 31
                                                                 2002                2001              Change
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                     $      41,201      $      42,755       $    (1,554)
Gross deferred tax liabilities                                        7,730             10,928            (3,198)
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                        $      33,471      $      31,827             1,644
==================================================================================================
Tax effect of unrealized gains                                                                            (1,274)
                                                                                                 -------------------
Change in net deferred income tax                                                                    $       370
                                                                                                 ===================

                                                                  December 31         January 1
                                                                     2001                2001             Change
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                   $        42,755    $        43,991     $      (1,236)
Gross deferred tax liabilities                                       10,928              9,656             1,272
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                      $        31,827    $        34,335            (2,508)
==================================================================================================
Tax effect of unrealized gains                                                                               508
                                                                                                 -------------------
Change in net deferred income tax                                                                  $      (2,000)
                                                                                                 ===================

At December 31, 2002, the Company estimates that it has approximately $1,770 of tax credit carryforwards originating in 2001 through 2002 which expire, if unused in years 2021 through 2022.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

5.  Information Concerning Parent, Subsidiaries and Affiliates

The Company and an indirectly owned subsidiary, Acacia Realty Corporation ("ARC", a subsidiary of AFC), have entered into a promissory note whereby the Company is the mortgagee and ARC is the mortgagor. This note is collateralized by commercial properties and is included in mortgage loans.

The terms and balances of this promissory note are as follows as of December 31:

                                                              2002         2001
 -------------------------------------------------------------------------------
 Collateralized by Mercure Circle, 7.5% fixed interest
  rate, interest and principal payable monthly based
  on 25 years amortization, principal balance
  due 8/31/2003                                           $   2,807    $   2,898
 -------------------------------------------------------------------------------

The Company has also assigned to its subsidiary, Acacia Realty Square, LLC
(ARS), the rights to receive income from the agreement to lease the Company's national headquarters building beginning in 1999. In exchange, ARS is satisfying the terms of the lease, which included renovating various aspects of the building prior to commencement of the lease. ARS also performs property development and property management services in relation to the building. The Company receives ground lease payments of $1,875 per year through 2026 from ARS related to the property. Rental income from the ground lease totaled $1,875 in both 2002 and 2001 and are included in net investment income.

On December 20, 1999, Ameritas purchased $25,000 of redeemable preferred stock from the Company. The stock, which pays dividends in an amount per annum equal to 8% and is non-voting, provides for redemption beginning in 2005 with final redemption on or by January 1, 2015. If the Company is liquidated or dissolved, holders of preferred stock will be entitled to payments of $25 per share plus cumulative accrued and unpaid dividends. Dividends of $2,000 were paid in both 2002 and 2001.

On December 29, 2000, the Company purchased $10,000 of unaffiliated bonds with a maturity date of October 31, 2001, from an affiliate, which are included in short-term investments. The bonds were purchased at par, but had a fair value of $9,600. Another affiliate guaranteed the Company up to 4% of par plus the accrued interest should the Company receive less than par upon maturity. During 2001, the issuing company declared bankruptcy and the bonds were unpaid at maturity. The Company considered the bonds to be impaired and recorded a write down of $1,600 in 2001. In addition, in 2001 the Company received a promissory note from the affiliate which guaranteed 4% of par for $400. This note at 3% interest matured and settled on October 31, 2002. The book adjusted carrying value of the bonds as of December 31, 2002 and December 31, 2001 is $8,400 for both years.

As of December 31, 2002 and 2001, the Company had short-term investments of $8,570 and $7,660, respectively, in mutual funds of an affiliate.

The Company has entered into various intercompany agreements whereby it provides such services and facilities as are necessary for its operation or the operation of its subsidiaries. The Company was reimbursed for the cost of services it provided, which amounted to $10,179 and $14,238 in 2002 and 2001, respectively.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

5.  Information Concerning Parent, Subsidiaries and Affiliates, (continued)

In April 2002, the Company committed its distribution system to the sale of AVLIC variable life and annuity policies in exchange for $6,052 of AMAL Corporation common stock. Under NAIC SAP, the transaction was considered a related party "economic transaction", thus the receipt of the AMAL Corporation common stock was recorded in common stocks - affiliated and other income.

Additionally, in 2002, Acacia National entered into reinsurance agreements to cede their variable life and annuity policies to AVLIC, and TAG was transferred from AFC to AMAL Corporation in exchange for AMAL Corporation stock. These transactions were considered related party "economic transactions" under NAIC SAP. The impact to the Company from these transactions is reflected as an increase of $2,668 in common stock affiliated with the offset to unrealized gains in unassigned surplus.

Ameritas and its affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services was $8,650 and $7,231 for 2002 and 2001, respectively.

The Company reported the following amounts due from (to) the below listed affiliates. The terms of the intercompany agreements require that these amounts be settled within 30 days.

                                                          Receivable (Payable)
--------------------------------------------------------------------------------
Ameritas Holding Company                               $          (381)
Ameritas Life Insurance Corp.                                   (2,224)
Ameritas Variable Life Insurance Company                         1,336
Acacia National Life Insurance Company                           1,305
Acacia Federal Savings Bank                                        582
Acacia Financial Corp.                                              81
Acacia Realty Square, LLC                                        1,378
Enterprise Resources, LLC                                           26
The Advisors Group                                                 544
--------------------------------------------------------------------------------

6.  Benefit Plans

DEFINED BENEFIT PLAN
The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. The Company formerly sponsored the Acacia Retirement Plan (Acacia Plan). The Acacia Plan was a non-contributory defined benefit pension plan covering substantially all employees of the Company. Effective July 1, 1992, the accumulated benefits of the plan were frozen. During 2000, the Acacia Plan was merged with the Ameritas non-contributory defined benefit plan (Ameritas Plan).

Upon the merger of the Acacia and Ameritas Plans, AHC became the Plan sponsor. Accordingly, the Company's prepaid benefit cost was transferred to AHC and the Company holds a pre-funded pension expense receivable, due from AHC. During 2002, the Company paid $2,950 to AHC which in turn contributed the money to the Plan. The balance of the pre-funded pension expense receivable was $14,080 and $13,399 at December 31, 2002 and 2001, respectively, and is a non-admitted asset.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

6.  Benefit Plans, (continued)

DEFINED BENEFIT PLAN, (continued)
While their pension plans were merged, the separate benefit formulas of the Acacia Plan and Ameritas Plan still exist within the Plan and are used to determine the amount of Plan expense to allocate from AHC to the participating companies. The Company incurred pension cost of $526 and ($1,077) in 2002 and 2001, respectively, for its participation in the Plan.

The Plan's assets include investments in Ameritas and Ameritas' pension separate accounts and a portion of these separate account assets are invested in mutual funds which are advised by Calvert.

DEFINED CONTRIBUTION PLANS
The Company's employees and agents participate in defined contribution plans sponsored by AHC that cover substantially all full-time employees. Company matching contributions under the defined contribution plans range from 0.5% to 3% of the participant's compensation in 2002 and 2001. In addition, for employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation. Contributions by the Company to the defined contribution plans were $1,401 and $2,348 in 2002 and 2001, respectively.

The defined contribution plan's assets also include investments in Ameritas and Ameritas' separate accounts and a portion of these separate account assets are invested in mutual funds which are advised by Calvert.

POST-RETIREMENT BENEFIT PLANS
The Company provides certain life insurance and medical benefits to employees who retired before December 31, 1992.

The following tables provide a reconciliation of the changes in the post-retirement benefit obligations for the years ended December 31, 2002 and 2001, and a statement of the funded status as of December 31 of both years:

                                                          2002             2001
--------------------------------------------------------------------------------
Reconciliation of benefit obligation:
  Benefit obligation at beginning of period       $     13,740     $     13,752
  Service cost                                              35               17
  Interest cost                                            898            1,018
  Actuarial (gain) loss                                   (436)             132
  Benefits paid                                         (1,135)          (1,179)
--------------------------------------------------------------------------------
Benefit obligation at end of period               $     13,102     $     13,740
--------------------------------------------------------------------------------

Funded status:
  Funded status at end of period                  $    (13,102)    $    (13,740)
  Unrecognized transition obligation                     8,987            9,885
  Unrecognized net actuarial (gain) loss                (6,037)          (6,178)
  Unrecognized prior service cost                          707              815
--------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                    $     (9,445)    $     (9,218)
--------------------------------------------------------------------------------

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

6.  Benefit Plans, (continued)

POST-RETIREMENT BENEFIT PLANS, (continued)

Periodic post-retirement medical expense included the following components:

                                                       Years Ended December 31
                                                    ----------------------------
                                                         2002            2001
--------------------------------------------------------------------------------
Service cost                                     $         35      $       17
Interest cost                                             898           1,018
Amortization of unrecognized obligation                   898             898
Amortization of recognized gains                         (577)           (598)
Amortization of prior service cost                        108             108
--------------------------------------------------------------------------------
Net periodic benefit cost                        $      1,362      $    1,443
--------------------------------------------------------------------------------

The assumptions used in the measurement of the post-retirement benefit obligations are:
                                                         2002            2001
--------------------------------------------------------------------------------
Weighted-average   assumptions   for  the  periods   ending
  December 31

Discount rate                                            6.75 %         7.25 %
--------------------------------------------------------------------------------

The assumed health care trend line rate used in measuring the accumulated post-retirement benefit obligation was 5.0% in 2002 and 5.25% in 2001. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in health care trend rates would have the following effects:

                                                                 1% Increase   1% Decrease
------------------------------------------------------------------------------------------
Effect on total of service and interest cost components          $      47     $     (44)
  of net periodic post-retirement health care benefit cost

Effect on the health care component of the accumulated
  post-retirement benefit obligation                             $     619     $    (581)
------------------------------------------------------------------------------------------

OTHER PLANS

Separate supplemental retirement agreements totaling approximately $6,644 and $5,452 included in liabilities for employee benefits at December 31, 2002 and 2001, respectively, cover members of the board of directors and certain active and retired employees. These plans are non-contributory and unfunded.

7.  Dividend Restrictions

The Company is subject to regulation by the Department, which restricts the advancement of funds to parent and affiliated companies as well as the amount of dividends that may be paid without prior approval. No common stock dividends to parent or affiliated companies were paid in the current or prior year. Preferred stock dividends were paid to an affiliate of $2,000 during the years ended December 31, 2002 and 2001.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

8.  Commitments and Contingencies

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health insurance guaranty funds. Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes. The Company has estimated its costs related to past insolvencies and has provided a reserve included in other liabilities of $203 and $196 as of December 31, 2002 and 2001, respectively, and estimated recoveries from premium taxes of $89 and $79 as of December 31, 2002 and 2001, respectively.

From time to time the Company is involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Securities commitments of $12,049 and $7,904 were outstanding for investments to be purchased in subsequent years as of December 31, 2002 and 2001, respectively. These commitments have been made in the normal course of business and are not reflected in the accompanying financial statements. The Company's exposure to credit loss is represented by the contractual notional amount of these commitments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Company has a $10,000 unsecured line of credit available at December 31, 2002. No balance was outstanding at December 31, 2002 or 2001.

9.  Leases

The Company leases office space under operating lease agreements that expire at various dates through 2007. Rental expense for 2002 and 2001 was $4,749 and $5,160, respectively.

The Company has subleased a portion of this office space and received sublease income of $1,655 and $1,572 in 2002 and 2001, respectively.

Future minimum payments under noncancellable operating leases consisted of the following at December 31, 2002:

-------------------------------------------------------------------------------
                         2003                     $     4,572
                         2004                           3,560
                         2005                           3,510
                         2006                           3,333
                         2007                           2,888
-------------------------------------------------------------------------------
                                                  $    17,863
===============================================================================

Certain rental commitments have renewal options extending through the year 2017. Some of these renewals are subject to adjustments in future periods. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $9,475 on leases due in the future under non-cancelable subleases.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

10.  Reinsurance

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverables are appropriately established. The Company does reinsurance business with Acacia National, AVLIC and other non-affiliated companies.

Following is a summary of the transactions through reinsurance operations:

                                                                            2002           2001
------------------------------------------------------------------------------------------------
For the year ended December 31:
Premiums:

  Assumed (related party $8,754 and $16,798 in 2002 and 2001)        $       9,408   $    17,467
  Ceded                                                                     39,084        15,099
Claims:

  Assumed (related party $6,797 and $5,250 in 2002 and 2001)                 7,844         6,189
  Ceded                                                                     23,371         8,268
Commission and expense allowance:
   Assumed (related party $2,340 and $10,828 in 2002 and 2001)               2,341        10,828
   Ceded                                                                     6,701         6,829
At December 31:
Reserves:

  Assumed (related party $3,299 and $3,121 in 2002 and 2001)                 9,296         9,135
  Ceded                                                                     24,464         6,986
-------------------------------------------------------------------------------------------------

The Company is not relieved of its primary liability in the event that a reinsurer is unable to meet the obligations ceded under a reinsurance agreement.

11.  Life and Annuity Reserves and Deposit-type Funds

The Company waives deduction of deferred fractional premiums due upon death of the insured and returns any unearned premium beyond the date of death. Surrender values are not provided in excess of the legally computed reserves.

Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Reserves for substandard universal life policies are included in the policy reserve. The corresponding reserves held on such policies are calculated using the same interest rate as standard policies, but employ mortality rates which are multiples of standard mortality.

As of December 31, 2002 and 2001, respectively, the Company had $69,569 and $80,680 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Department. Reserves to cover the above insurance totaled $3,402 and $617 at December 31, 2002 and 2001, respectively.

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

12. Analysis of Annuity Reserves and Deposit-type Funds by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type funds at December 31 are as follows:

                                                                            2002
                                                              ---------------------------------
                                                                     Amount       % of Total
-----------------------------------------------------------------------------------------------
Subject to discretionary withdrawal:
  With fair value adjustment                                   $        552          1.06%
  At book value without adjustment (minimal or no charge)            46,042         88.46%
Not subject to discretionary withdrawal                               5,454         10.48%
-----------------------------------------------------------------------------------------------
Total gross and net                                            $     52,048        100.00%
===============================================================================================

                                                                             2001
                                                              ---------------------------------
                                                                     Amount       % of Total
-----------------------------------------------------------------------------------------------
Subject to discretionary withdrawal:
  At book value without adjustment (minimal or no charge)      $     40,057         87.73%
Not subject to discretionary withdrawal                               5,604         12.27%
-----------------------------------------------------------------------------------------------
Total gross and net                                            $     45,661        100.00%
===============================================================================================

The following information is obtained from the applicable Exhibit in the Company's December 31 Annual Statement, which is filed with the Department, and is provided to reconcile annuity reserves and deposit-type funds to amounts reported in the statutory statements of admitted assets, liabilities and surplus as of December 31:

                                                                      2002              2001
------------------------------------------------------------------------------ ----------------
Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)                      $       323      $       324
Exhibit 5, Supplementary Contracts with Life Contingencies
  Section, Total (net)                                               4,295            4,478
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1                47,430           40,859
-----------------------------------------------------------------------------------------------
Total                                                          $    52,048   $       45,661
===============================================================================================

13.  Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31 are as follows:

                                                    2002                                     2001
                                   ---------------------------------------- ----------------------------------------
              Type                        Gross           Net of Loading           Gross           Net of Loading
---------------------------------- -------------------- ------------------- -------------------- -------------------
Ordinary new business               $          338       $           98      $          268       $           95
Ordinary renewal                             7,915                6,876               9,240                8,130
---------------------------------- -------------------- ------------------- -------------------- -------------------
Totals                              $        8,253       $        6,974      $        9,508       $        8,225
================================== ==================== =================== ==================== ===================

ACACIA LIFE INSURANCE COMPANY

PARENT COMPANY ONLY
NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands)

14.  EDP Equipment and Software

Electronic data processing ("EDP") equipment and operating and nonoperating software consisted of the following at December 31:

                                                      2002             2001
-------------------------------------------------------------------------------
Electronic data processing equipment         $         791    $         866
Operating system software                               62               62
Nonoperating system software                         1,253            1,213
-------------------------------------------------------------------------------
Subtotal                                             2,106            2,141
Accumulated depreciation                            (1,861)          (1,665)
-------------------------------------------------------------------------------
Balance, net                                 $         245    $         476
===============================================================================

EDP equipment and operating software included in data processing and other admitted assets are $110 and $279 at December 31, 2002 and 2001, respectively.

Depreciation expense related to EDP equipment and operating and nonoperating software totaled $298 and $348 for the years ended December 31, 2002 and 2001, respectively.

   PART C

                                                   OTHER INFORMATION

Item 24.      Financial Statements and Exhibits

     a)  Financial Statements:

     The financial statements of the subaccounts of Acacia National Variable Annuity Separate Account II and Acacia Life Insurance Company are filed in Part B. They include:

     Subaccounts of Acacia National Variable Annuity Separate Account II:
     -   Report of Deloitte & Touche LLP, independent auditors.
     -   Statements of Net Assets as of December 31, 2002.
     - Statements of Operations for the periods ended December 31, 2002 and 2001.
     - Statements of Changes in Net Assets for the periods ended December 31, 2002 and 2001.
     - Notes to Financial Statements for the periods ended December 31, 2002 and 2001.

     Acacia Life Insurance Company:
     -   Report of Deloitte & Touche LLP, independent auditors.
     - Statutory Statements of Admitted Assets, Liabilities and Surplus as of December 31, 2002 and 2001.
     - Statutory Statements of Operations for the years ended December 31, 2002 and 2001.
     - Statutory Statements of Changes in Surplus for the years ended December 31, 2002 and 2001.
     - Statutory Statements of Cash Flows for the years ended December 31, 2002 and 2001.
     - Notes to the Statutory Financial Statements for the years ended December 31, 2002 and 2001.

     All schedules of Acacia Life Insurance Company for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Statutory Financial Statements and therefore have been omitted.

     There are no financial statements included in Part A or Part C.

     b)  Exhibits

     Exhibit
     Number    Description of Exhibit
      (1)      Resolutions of Boards of Directors:
                 of Acacia National Life Insurance Company establishing the
                    Separate Account.  1
                 of Acacia National Life Insurance Company Authorizing Transfer
                    of the Separate Account.  2
                 of Acacia Life Insurance Company Authorizing Acceptance of
                    Transfer of the Separate Account.  2
      (2)      Not Applicable.
      (3) (a)  Form of Principal Underwriting Agreement. 2
      (3) (b)  Not Applicable.
      (4)      Form of Policy and Endorsement. 1, 2
      (5)      Not Applicable.
      (6) (a)  Articles of Incorporation of Acacia Life Insurance Company. 2
      (6) (b)  Bylaws of Acacia Life Insurance Company. 2
      (7)      Not Applicable.
      (8)      Forms of Participation Agreements and Consents to Assignments:  2
                      The Alger American Fund.  3
                      Calvert Variable Series, Inc.  3
                      Variable Insurance Products Funds.  4
                      Neuberger Berman Advisers Management Trust.  3
                      Oppenheimer Variable Account Funds.  5
                      Deutsche Asset Management VIT Funds.  6
                      Franklin Templeton Variable Insurance Products Trust. 6 Van Eck Worldwide Insurance Trust. 3
     (9)       Opinion and Consent of Donald R. Stading.
     (10)      Independent Auditors' Consent.
     (11)      No financial statements are omitted from Item 23.
     (12)      Not applicable.
     (13)      Schedule of Computation of Performance Quotations. 7
     (14)      Powers of Attorney. 2

     1 Incorporated by reference to the initial Registration Statement for Acacia National Variable Annuity Separate Account II, File No. 333-03963) filed on May 16, 1996.
     2 Incorporated by reference to the Registration Statement on Form N-6 for Acacia Variable Life Separate Account, Allocator 2000 VUL, filed January 1, 2004.
     3 Incorporated by reference to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Acacia Life National Life Insurance Separate Account I, File No. 33-90308, filed on October 11, 1995.
     4 Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 for Acacia National Variable Life Insurance Separate Account I, File No. 333-95593, filed April 19, 2000.
     5 Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Acacia National Variable Life Insurance Separate Account I, File No. 33-90208, filed May 1, 1997.
     6 Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 for Acacia National Variable Life Insurance Separate Account I, File No. 33-81057, filed February 25, 2000.
     7 Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement for Acacia National Variable Annuity Separate Account II File No. 333-03963, filed on February 25, 2000.

Item 25.      Directors and Officers of the Depositor

Name and Principal                          Position and Offices
Business Address *                          with Depositor
----------------                            --------------
Charles T. Nason                            Chairman of the Board
Edward J. Quinn, Jr.                        Vice Chairman of the Board
Haluk Ariturk                               Director, President and Chief Executive Officer
Patricia A. McGuire                         Director
Floretta D. McKenzie                        Director
D. Wayne Silby                              Director
Robert M. Willis                            Director
Robert C. Barth **                          Senior Vice President, Controller, and Chief Accounting Officer
Jan M. Connolly **                          Senior Vice President, Corporate Operations
Arnold D. Henkel **                         Senior Vice President, Individual Distribution
Brian J. Owens                              Senior Vice President, Career Distribution
Barry C. Ritter **                          Senior Vice President and Chief Information Officer
Robert-John H. Sands                        Senior Vice President, General Counsel and Corporate Secretary
Janet L. Schmidt                            Senior Vice President, Human Resources
Richard W. Vautravers **                    Senior Vice President and Corporate Actuary

* Except as otherwise noted, the principal business address of each person listed is:
         Acacia Life Insurance Company
         7315 Wisconsin Avenue
         Bethesda, Maryland 20814

** The principal business address of each person is:
         Ameritas Life Insurance Corp.
         5900 "O" Street
         Lincoln, Nebraska 68510

Item 26. Organizations under common control with the depositor include:

Name of Corporation (state where organized)                            Principal Business

Ameritas Acacia Mutual Holding Company (NE)............................mutual insurance holding company
     Ameritas Holding Company (NE).....................................stock insurance holding company

         Acacia Life Insurance Company (DC)............................life insurance company
              Acacia Financial Corp. (MD)..............................holding company
                  Acacia Federal Savings Bank (DE).....................federally chartered bank
                     Acacia Property & Casualty Insurance
                     Agency, Inc. (VA).................................insurance agency
                     Acacia Service Corp. (VA).........................deposit solicitation
                     Acacia Title Agency, Inc. (VA)....................title company
                  Acacia Realty Corporation (DC).......................real estate joint venture company
                  Calvert Group. Ltd. (DE).............................holding company
                     Calvert Asset Management Company (DE).............asset management services
                     Calvert Shareholder Services, Inc. (DE)...........administrative services
                     Calvert Administrative Services Company (DE)......administrative services
                     Calvert Distributors, Inc. (DE)...................broker-dealer
              Acacia Realty Square, LLC (DE)...........................property management company
              Enterprise Resources, LLC (DE)...........................class II insurance sales

         Ameritas Life Insurance Corp. (NE)............................life/health insurance company
              AMAL Corporation (NE)....................................a joint venture holding company between
                                                                       Ameritas Life Insurance Corp. (52.53%),
                                                                       AmerUs Life Insurance Company (33.59%),
                                                                       Acacia Life Insurance Company (11.03%),
                                                                       and Acacia Financial Corp. (2.97%)
                  Ameritas Investment Corp. (NE).......................securities broker dealer & investment advisor
                  Ameritas Variable Life Insurance Company (NE)        life insurance company
                  The Advisors Group, Inc. (DE)........................investment advisor
              Ameritas Investment Advisors, Inc. (NE)..................investment advisor
              First Ameritas Life Insurance Corp. of New York (NY).....life insurance company
              Lincoln Gateway Shopping Center, Inc. (NE)...............real estate investment and management
              Pathmark Administrators, Inc. (NE).......................third-party administrator and insurance agency.
              Veritas Corp. (NE).......................................insurance marketing agency

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

Item 27.      Number of Contractowners

              This is the initial registration for this contract so there are no contracts yet issued.

Item 28.      Indemnification

Acacia Life Insurance Company's Bylaws provide as follows:

         "The Company shall indemnify its officers and Directors and former officers and Directors and any person serving at the request of the Company as a Director or officer of another company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer of Director or other person is a party, or is threatened to be made a party, by reason of being or having been a Director or officer of the Company, or such other company or enterprise, except in relation to matters as to which any such Director or officer or former Director or officer, or other person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duty."

         "The provisions of this Article XIII shall be deemed a contract between the Company and each Director and officer who serves in such capacity at any time while this Article XIII and the relevant provisions of the District of Columbia insurance law are in effect, and any repeal or modification of such law or of this Article XIII shall not adversely affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any claim, action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts."

         The District of Columbia Code ss. 29-101.04 states that "Each Corporation shall have power: (16) To indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders, or otherwise."

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for liabilities against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      Principal Underwriter

(a)  Other Activity.
     Ameritas Investment Corp. ("AIC") which will serve as the principal underwriter for the variable annuity contracts issued through Acacia Variable Annuity Separate Account, also serves as the principal underwriter for variable annuity contracts issued through Ameritas Life Insurance Corp. Separate Account LLVA, Ameritas Variable Life Insurance Company Separate Account VA-2, Ameritas Variable Separate Account VA, and First Ameritas Variable Annuity Separate Account, and variable life insurance contracts issued through Acacia Variable Life Separate Account, Ameritas Life Insurance Corp. Separate Account LLVL, Ameritas Variable Life Insurance Company Separate Account V, Ameritas Variable Separate Account VL, and First Ameritas Variable Life Separate Account. AIC is the underwriter for the Ameritas Portfolios and also serves as its investment advisor.

(b)  Management.
     The following table sets forth- certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

          Name and Principal                     Positions and Offices
          Business Address                       With Underwriter
          ----------------                       ----------------
          Lawrence J. Arth*                      Director and Chairman of the Board
          William R. Giovanni*                   Director, President and Chief Executive Officer
          Thomas C. Godlasky***                  Director
          Salene Hitchcock-Gear**                Director, Executive Vice President and Chief Operating Officer
          Gary R. McPhail***                     Director, Senior Vice President
          David C. Moore*                        Director, Senior Vice President
          Billie B. Beavers****                  Senior Vice President
          James R. Fox****                       Senior Vice President
          Michael P. Heaton****                  Senior Vice President
          William W. Lester*                     Treasurer
          Maria E. Sherffius*                    Vice President - Compliance Officer
          Donald R. Stading*                     Secretary and General Counsel
          Michael M. VanHorne****                Senior Vice President

* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: The Advisors Group, Inc., 7315 Wisconsin Avenue, Bethesda, Maryland 20814.
*** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
**** Principal business address: Ameritas Investment Corp., 440 Regency Parkway
     Drive, Suite 222, Omaha, Nebraska 68114.

(c) Compensation From the Registrant for fiscal year ended December 31, 2002.

        (1)                        (2)                   (3)                   (4)                  (5)
                                                   Compensation on
                            Net Underwriting     Events Occasioning
Name of Principal             Discounts and      the Deduction of a         Brokerage              Other
    Underwriter                Commissions       Deferred Sales Load      Commissions          Compensation
Ameritas Investment
Corp. ("AIC")                     $0                    $0                    $0                   $0

(2)+(4)+(5) = Gross variable life insurance compensation received by AIC.
(3) = Sales compensation received and paid out by AIC as underwriter;
      AIC retains 0.
(4) = Sales compensation received by AIC for retail sales.
(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30.  Location of Separate Account and Records

     The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Acacia Life Insurance Company, 7315 Wisconsin Avenue, Bethesda, Maryland 20814.

Item 31.  Management Services

     Not Applicable.

Item 32.  Undertakings

     Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

     Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

     Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

     Acacia Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Acacia Variable Annuity Separate Account, certifies that it has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Bethesda, County of Montgomery, State of Maryland on this 31st day of December, 2003.

                            ACACIA VARIABLE ANNUITY SEPARATE ACCOUNT, Registrant

                                        ACACIA LIFE INSURANCE COMPANY, Depositor

                                                     By: Charles T. Nason *
                                                         -----------------------
                                                         Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 31, 2003.

         SIGNATURE                                   TITLE
     Charles T. Nason                       Chairman of the Board
     Edward J. Quinn, Jr.                   Vice Chairman of the Board
     Haluk Ariturk                          Director, President and Chief Executive Officer
     Patricia A. McGuire                    Director
     Floretta D. McKenzie                   Director
     D. Wayne Silby                         Director
     Robert M. Willis                       Director
     Robert C. Barth                        Senior Vice President, Controller, and Chief Accounting Officer
     Jan M. Connolly                        Senior Vice President, Corporate Operations
     Arnold D. Henkel                       Senior Vice President, Individual Distribution
     Brian J. Owens                         Senior Vice President, Career Distribution
     Barry C. Ritter                        Senior Vice President and Chief Information Officer
     Robert-John H. Sands                   Senior Vice President, General Counsel and Corporate Secretary
     Janet L. Schmidt                       Senior Vice President, Human Resources
     Richard W. Vautravers                  Senior Vice President and Corporate Actuary

     * Signed by Donald R. Stading under Powers of Attorney executed effective as of August 1, 2003.

     By:  /S/ Donald R. Stading     Date: December 31, 2003
          ---------------------           --------------

                                  Exhibit Index

     Exhibit

        9        Legal Opinion of Robert-John H. Sands
        10(a)    Independent Auditors' Consent